PT Indosat Tbk and Subsidiaries

Interim consolidated financial statements

with independent accountants’ review report

as of June 30, 2012 and for the

six-month period then ended

with comparative figures as of December 31, 2011

and January 1, 2011 / December 31, 2010

and for the six–month period ended June 30, 2011

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

AS OF JUNE 30, 2012 AND FOR THE SIX-MONTH PERIOD THEN ENDED

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2011

AND JANUARY 1, 2011 / DECEMBER 31, 2010 (AS RESTATED) (UNAUDITED)

AND FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2011 (AS RESTATED) (UNAUDITED)

Table of Contents

Page

Independent Accountants’ Review Report

Interim Consolidated Statement of Financial Position ……………………………………………….

1 - 4

Interim Consolidated Statement of Comprehensive Income ………………………………………..

5 - 6

Interim Consolidated Statement of Changes in Equity ………………………………………………

7

Interim Consolidated Statement of Cash Flows……………………………………………………….

8 - 9

Notes to the Interim Consolidated Financial Statements………………………………………………

  10 - 140

***************************

This report is originally issued in the Indonesian language.

Independent Accountants’ Review Report

Report No. RPC-493/PSS/2012/DAU

The Stockholders and the Boards of Commissioners and Directors

PT Indosat Tbk

We have reviewed the interim consolidated statement of financial position of PT Indosat Tbk (the “Company”) and subsidiaries as of June 30, 2012, and the related interim consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended. These interim consolidated financial statements are the responsibility of the Company’s management. We did not make a similar review of the restated consolidated statements of financial position as of December 31, 2011 and January 1, 2011 / December 31, 2010, and of the restated interim consolidated statements of comprehensive income, changes in equity and cash flows for the  six-month period ended June 30, 2011.

We conducted our review in accordance with the standards established by the Indonesian Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards established by the Indonesian Institute of Certified Public Accountants, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements of the Company and subsidiaries as of June 30, 2012 and for the six-month period then ended for them to be in conformity with Indonesian Financial Accounting Standards.

This report is originally issued in the Indonesian language.

Independent Accountants’ Review Report (continued)

Report No. RPC-493/PSS/2012/DAU (continued)

We have previously audited, in accordance with auditing standards established by the Indonesian Institute of Certified Public Accountants, the consolidated statements of financial position of the Company and subsidiaries as of December 31, 2011 and 2010, prior to the restatement discussed in the following sentence, not presented herein, and in our report dated February 20, 2012, we expressed an unqualified opinion on those statements and included an explanatory paragraph that describes the restatement of the consolidated statements of financial position as of December 31, 2010 and January 1, 2010 / December 31, 2009 as a result of the retrospective application of certain revised Indonesian Statements of Financial Accounting Standards that became effective January 1, 2011. As described in Note 2j to the interim consolidated financial statements, effective January 1, 2012, the Company and subsidiaries applied Indonesian Financial Accounting Standards No. 30 (Revised 2011), “Leases”, on a retrospective basis resulting in the restatement of the consolidated statements of financial position as of December 31, 2011 and January 1, 2011 / December 31, 2010, and of the consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period ended June 30, 2011. We have not audited and reported on these restated statements.

Purwantono, Suherman & Surja

Roy Iman Wirahardja, CPA

Public Accountant Registration No. AP. 0699

July 27, 2012

The accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations, and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures, and practices to review such consolidated financial statements are those generally accepted and applied in Indonesia.

  See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

June 30, 2012 (Unaudited)

With Comparative Figures for December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

(Expressed in millions of rupiah, except share data)

June 30,

December 31,

January 1, 2011 /

Notes

2012

2011

December 31, 2010

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2d,2n,2s,

4,21,30,37

4,874,871

2,224,206

2,075,270

Accounts receivable

2n

Trade

5,21,37

Related parties - net of

allowance for impairment

of Rp45,012 as of

June 30, 2012, Rp47,107

as of December 31, 2011

and Rp47,640 as of

January 1, 2011 /

December 31, 2010

2s,30

327,460

257,537

222,506

Third parties - net of

allowance for impairment

of Rp554,406 as of

June 30, 2012, Rp489,544

as of December 31, 2011

and Rp448,470 as of

January 1, 2011 /

December 31, 2010

1,394,115

1,183,532

1,325,920

Others - net of allowance

for impairment  of

Rp18,088 as of

June 30, 2012,

Rp16,702 as of

December 31, 2011 and

Rp15,281 as of January 1, 2011 /

December 31, 2010

16,21

66,202

5,660

10,031

Inventories - net of allowance

for obsolescence of Rp16,903

as of June 30, 2012,  Rp18,401

as of December 31, 2011

and Rp13,961 as of

January 1, 2011 /

December 31, 2010

2e

65,170

75,890

105,885

Derivative assets

2n,20,21,37

11,603

159,349

69,334

Advances

32c,32g

58,678

48,865

67,273

Prepaid taxes

2p,6,16

763,571

893,216

701,560

Prepaid expenses

2f,2j,2m,2s,

29,30

1,112,239

1,705,652

1,527,254

Other current financial assets - net

2d,2j,2n,2s,7,

21,30,32h,37

36,383

29,833

56,279

Other current assets

41,163

742

702

Total Current Assets

8,751,455

6,584,482

6,162,014

  See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

June 30, 2012 (Unaudited)

With Comparative Figures for December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

(Expressed in millions of rupiah, except share data)

June 30,

December 31,

January 1, 2011 /

Notes

2012

2011

December 31, 2010

NON-CURRENT ASSETS

Due from related parties - net of

allowance for impairment

of Rp15 as of June 30, 2012

and December 31, 2011

and Rp646 as of

January 1, 2011 /

December 31, 2010

2n,2s,21,30,37

8,413

10,654

8,421

Finance lease receivables

2j,2n,21,32h

123,959

81,966

63,498

Deferred tax assets - net

2p,16

107,327

114,114

95,018

Property and equipment - net

2h,2i,2j,2l,8,

18,26

42,509,055

43,478,130

43,963,417

Goodwill and other

intangible assets - net

2c,2i,9

1,372,079

1,366,853

1,374,060

Long-term prepaid rentals -

net of current portion

2f,2s,10

,30

837,468

766,349

750,472

Long-term prepaid licenses -

net of current portion

2f,3a

298,947

331,868

397,708

Long-term advances

2s,11,30,32c,32g

139,502

209,798

216,643

Long-term prepaid pension - net

of current portion

2m,2s,29,30

105,433

103,181

111,344

Long-term receivables

19,207

20,677

45,911

Other non-current financial

2d,2n,2s,12,

assets - net

21,30,32g,37

92,196

90,416

80,405

Other non-current assets - net

2g,2s,13,30

35,594

5,593

8,341

Total Non-current Assets

45,649,180

46,579,599

47,115,238

TOTAL ASSETS

54,400,635

53,164,081

53,277,252

  See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

June 30, 2012 (Unaudited)

With Comparative Figures for December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

 (Expressed in millions of rupiah, except share data)

June 30,

December 31,

January 1, 2011 /

Notes

2012

2011

December 31, 2010

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Short-term loan

2n,2s,14,21

30, 37

1,299,388

1,499,256

-

Accounts payable - trade

2n,2s,21,30,37

Related parties

39,071

23,581

22,260

Third parties

209,175

295,477

623,245

Procurement payable

2n,2s,15,21,30, 37

2,509,870

3,429,921

3,644,467

Taxes payable

2p,16

123,128

88,563

169,445

Accrued expenses

2n,2s,17,21,30,37

1,902,894

1,891,477

1,710,885

Unearned income

2k,32c,32g,32h

1,098,182

1,124,995

1,143,852

Deposits from customers

2n,21,37

38,448

37,265

50,279

Derivative liabilities

2n,20,21,37

114,976

138,189

215,403

Current maturities of:

Loans payable

2n,2s,18,21,30,37

4,949,317

3,300,537

3,184,147

Bonds payable

2n,19,21,37

1,527,224

41,989

1,098,131

Other current financial

liabilities

2j,2n,2s,21,30,32i,37

115,089

73,201

44,880

Other current liabilities

2s,30,37

70,398

64,849

61,612

Total Current Liabilities

13,997,160

12,009,300

11,968,606

NON-CURRENT LIABILITIES

Due to related parties

2n,2s,21,30, 37

15,804

15,480

22,099

Obligations under finance lease

2j,2n,21,32i, 37

963,367

692,907

286,279

Deferred tax liabilities - net

2j,2p,16

1,968,481

1,981,220

1,810,095

Loans payable - net of current

maturities

2n,2s,18,21,30,37

4,162,755

6,425,779

7,666,804

Bonds payable - net of current

maturities

2n,19,21,37

13,856,819

12,138,353

12,114,104

Employee benefit obligations -

net of current portion

2m,22

856,592

787,313

872,407

Other non-current liabilities

2s,30,32c,37

120,365

116,455

187,097

Total Non-current Liabilities

21,944,183

22,157,507

22,958,885

TOTAL LIABILITIES

35,941,343

34,166,807

34,927,491

  See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

June 30, 2012 (Unaudited)

With Comparative Figures for December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

 (Expressed in millions of rupiah, except share data)

     March 31,   December 31,

June 30,

December 31,

January 1, 2011 /

Notes

2012

2011

December 31, 2010

EQUITY

EQUITY ATTRIBUTABLE TO

OWNERS OF THE COMPANY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,433,933,499 B shares

23

543,393

543,393

543,393

Premium on capital stock

1,546,587

1,546,587

1,546,587

Retained earnings

Appropriated

134,446

134,446

134,446

Unappropriated

2j

15,368,226

15,917,528

15,338,118

Difference in transactions of

equity changes in associated

companies/subsidiaries

2b,2g

404,104

404,104

404,104

Difference in foreign currency

translation

2b

(4,039

)

(2,326

)

(2,727)

Total Equity Attributable to:

Owners of the Company

17,992,717

18,543,732

17,963,921

Non-controlling interests

2b

466,575

453,542

385,840

TOTAL EQUITY

18,459,292

18,997,274

18,349,761

TOTAL LIABILITIES AND EQUITY

54,400,635

53,164,081

53,277,252

  See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Six-Month Period Ended June 30, 2012 (Unaudited)

With Comparative Figures for 2011 (as Restated) (Unaudited)

(Expressed in millions of rupiah, except share data)

Notes

2012

2011

OPERATING REVENUES

2j,2k,2s,24,30,

34,35,36

Cellular

8,526,408

8,219,097

Multimedia, Data

Communication,

Internet (“MIDI”)

32e

1,371,312

1,201,305

Fixed telecommunications

479,284

621,444

Total Operating Revenues

10,377,004

10,041,846

OPERATING EXPENSES

2s,30

Cost of services

2j,2k,25,32i,32j

32m,34,39

4,002,026

3,567,312

Depreciation and amortization

2h,2j,8,9

3,431,197

3,152,235

Personnel

2l,2m,26,

29,39

697,794

1,162,057

Marketing

2k

499,737

454,697

General and administration

2k,27,39

298,599

293,048

Total Operating Expenses

8,929,353

8,629,349

OPERATING INCOME

1,447,651

1,412,497

OTHER INCOME (EXPENSES)

Interest income

2j,2s,30,36

45,255

49,991

Loss on change in fair value

of derivatives - net

2n,20,36

(31,594

)

(123,376)

Gain (loss) on foreign exchange - net

2n,2o,5,36

(522,252

)

677,677

Financing cost

2j,2s,14,18,19,

28,30,36

(970,219

)

(969,339)

Others - net

2j,6,8,12,16,36

34,773

14,877

Other Expenses - Net

(1,444,037

)

(350,170)

PROFIT BEFORE INCOME TAX

3,614

1,062,327

INCOME TAX BENEFIT (EXPENSE)

2p,16,36

Current

(96,068

)

(56,601)

Deferred

2j

5,712

(246,539

)

Income Tax Expense - Net

(90,356

)

(303,140)

PROFIT (LOSS) FOR THE PERIOD

(86,742

)

759,187

  See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

Six-Month Period Ended June 30, 2012 (Unaudited)

With Comparative Figures for 2011 (as Restated) (Unaudited)

(Expressed in millions of rupiah, except share data)

Notes

2012

2011

OTHER COMPREHENSIVE INCOME

Difference in foreign currency translation

2b

(1,673

)

3,477

Income tax effect

(40

)

(869)

Difference in foreign currency

translation - net of tax

(1,713

)

2,608

TOTAL COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD

(88,455

)

761,795

PROFIT (LOSS) FOR THE PERIOD

ATTRIBUTABLE TO:

Owners of  the Company

(131,813

)

724,481

Non-controlling interests

2b

45,071

34,706

Net

(86,742

)

759,187

OTHER COMPREHENSIVE INCOME (LOSS) -

NET OF TAX ATTRIBUTABLE TO:

Owners of the Company

(1,713

)

2,608

Non-controlling interests

2b

-

-

Total

(1,713

)

2,608

TOTAL COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the Company

(133,526

)

727,089

Non-controlling interests

45,071

34,706

Net

(88,455

)

761,795

BASIC EARNINGS (LOSS) PER SHARE

ATTRIBUTABLE TO OWNERS

OF THE COMPANY

2r,23

(24.26

)

133.33

BASIC EARNINGS (LOSS) PER ADS

(50 SHARES PER ADS)

ATTRIBUTABLE TO OWNERS

OF THE COMPANY

2r,23

(1,212.87

)

6,666.26

See Independent Accountants’ Review Report on review of interim consolidated financial statements.

                    The accompanying notes form an integral part of these interim consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Six-Month Period Ended June 30, 2012 (Unaudited)

With Comparative Figures for 2011 (as Restated) (Unaudited)

(Expressed in millions of rupiah)

		Equity Attributable to Owners of the Company
Description	Notes	Capital Stock - Issued and Fully Paid	Premium of Capital Stock	Retained Earnings		Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries	Difference in Foreign Currency Translation	Total	Non-controlling Interests	Total Equity
				Appropriated	Unappropriated

Balance as of January 1, 2011 (previously reported)		543,393	1,546,587	134,446	15,224,843	404,104	(2,727)	17,850,646	385,840	18,236,486
Retrospective application in applying new accounting policy	2j	-	-	-	113,275	-	-	113,275	-	113,275
Balance as of January 1, 2011 (as restated)		543,393	1,546,587	134,446	15,338,118	404,104	(2,727)	17,963,921	385,840	18,349,761
Difference in foreign currency translation arising from the translation of
the financial statements of Indosat Finance Company B.V. and Indosat International Finance Company B.V. from euro, and Indosat Palapa Company B.V. and Indosat Singapore Pte. Ltd. from U.S.dollar to rupiah - net of applicable income tax benefit (expense) of Rp205, Rp87, Rp775 and (Rp198), respectively	2b	-	-	-	-	-	2,608	2,608	-	2,608
Resolution during the Annual Stockholders’ General Meeting on June 24, 2011
Declaration of cash dividend	31	-	-	-	(323,591)	-	-	(323,591)	-	(323,591)
Profit for the period		-	-	-	724,481	-	-	724,481	34,706	759,187
Changes in non-controlling interests		-	-	-	-	-	-	-	(27,544)	(27,544)
Balance as of June 30, 2011		543,393	1,546,587	134,446	15,739,008	404,104	(119)	18,367,419	393,002	18,760,421

Balance as of January 1, 2012 (previously reported)		543,393	1,546,587	134,446	15,736,227	404,104	(2,326)	18,362,431	453,542	18,815,973
Retrospective application in applying new accounting policy	2j	-	-	-	181,301	-	-	181,301	-	181,301
Balance as of January 1, 2012 (as restated)		543,393	1,546,587	134,446	15,917,528	404,104	(2,326)	18,543,732	453,542	18,997,274
Difference in foreign currency translation arising from the translation of
the financial statements of Indosat Finance Company B.V. and Indosat International Finance Company B.V. from euro to rupiah - net of applicable income tax expense of Rp29 and Rp11, respectively	2b	-	-	-	-	-	(1,713)	(1,713)	-	(1,713)
Resolution during the Annual Stockholders’ General Meeting on May 14, 2012
Declaration of cash dividend	31	-	-	-	(417,489)	-	-	(417,489)	-	(417,489)
Profit (loss) for the period		-	-	-	(131,813)	-	-	(131,813)	45,071	(86,742)
Changes in non-controlling interests		-	-	-	-	-	-	-	(32,038)	(32,038)
Balance as of June 30, 2012		543,393	1,546,587	134,446	15,368,226	404,104	(4,039)	17,992,717	466,575	18,459,292

See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

Six-Month Period Ended June 30, 2012 (Unaudited)

With Comparative Figures for 2011 (Unaudited)

(Expressed in millions of rupiah)

Notes

2012

2011

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from:

Customers

10,008,100

9,704,617

Settlement from currency forward contracts

20w-bm

117,804

-

Interest income

45,897

44,619

Settlement from currency swap contracts

20a-e,g

30,824

-

Refunds of taxes

-

106,321

Cash paid to/for:

Authorities, other operators, suppliers and others

(4,079,190

)

(3,511,771

)

Financing cost

(971,644

)

(928,858

)

Employees

(669,894

)

(1,213,380)

Income taxes

(68,987

)

(188,167

)

Interest rate swap contracts

20i-v

(41,102

)

(68,718)

Swap cost from cross currency swap contracts

(19,906

)

(49,176)

Net Cash Provided by Operating Activities

4,351,902

3,895,487

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property and equipment

8

1,500

962

Acquisitions of property and equipment

8

(3,119,803

)

(2,553,061)

Acquisitions of intangible assets

9

(13,936

)

(4,836

)

Cash dividend received from other long-term

investment

-

7,004

Net Cash Used in Investing Activities

(3,132,239

)

(2,549,931

)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from bonds payable

19

3,000,000

-

Proceeds from long-term loans

18

600,000

522,900

Proceeds from short-term loan

14

400,000

500,000

Repayment of long-term loans

18

(1,478,370

)

(1,312,306)

Repayment of short-term loans

14

(600,000

)

-

Cash dividend paid by the Company

31

(417,489

)

-

Repayment of bonds payable

19

(41,989

)

(1,100,000)

Increase in restricted cash and cash

equivalents

(18,640

)

-

Cash dividend paid by subsidiaries

to non-controlling interests

(6,593

)

(9,140

)

Net Cash Provided by (Used in)

Financing Activities

1,436,919

(1,398,546)

Net Foreign Exchange Differences

from Cash and Cash Equivalents

(5,917

)

(10,949

)

NET INCREASE (DECREASE) IN CASH

AND CASH EQUIVALENTS

2,650,665

(63,939

)

CASH AND CASH EQUIVALENTS

AT BEGINNING OF PERIOD

2,224,206

2,075,270

CASH AND CASH EQUIVALENTS

AT END OF PERIOD

4

4,874,871

2,011,331

See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

Six-Month Period Ended June 30, 2012 (Unaudited)

With Comparative Figures for 2011 (Unaudited)

(Expressed in millions of rupiah)

Notes

2012

2011

DETAILS OF CASH AND CASH EQUIVALENTS:

4

Time deposits with original maturities

of three months or less

and deposits on call

4,360,224

1,630,752

Cash on hand and in banks

514,647

380,579

Cash and cash equivalents as stated

in the

interim consolidated statement

of financial position

4,874,871

2,011,331

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold by American Cable and Radio Corporation, an International Telephone & Telegraph subsidiary, to the Government of the Republic of Indonesia (“the Government”) and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (“BKPM”) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) to a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change in its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 123 dated January 28, 2010 of Aulia Taufani, S.H. (as a substitute notary of Sutjipto, S.H.), as approved in the Stockholders’ Extraordinary General Meeting held on January 28, 2010, in order to comply with the Indonesian Capital Market and Financial Institutions Supervisory Agency (“BAPEPAM-LK”) Rule No. IX.J.1 dated May 14, 2008 on the Principles of Articles of Association of Limited Liability Companies that Conduct Public Offering of Equity Securities and Public Companies and Rule No. IX.E.1 on Affiliate Transactions and Certain Conflict of Interests Transactions. The latest amendment of the Company’s Articles of Association has been approved by, and reported to, the Ministry of Law and Human Rights of the Republic of Indonesia based on its letters No. AHU-09555.AH.01.02 Year 2010 dated February 22, 2010 and No. AHU-AH.01.10-04964 dated February 25, 2010. The amendments relate to, among other matters, the changes in the Company’s purposes, objectives and business activities, appointment of acting President Director if the incumbent President Director is unavailable and definition of conflict of interests.

According to article 3 of its Articles of Association, the Company’s purposes and objectives are to provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services by carrying out the following main business activities:

a.

To provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services, including but not limited to providing basic telephony services, multimedia services, internet telephony services, network access point service, internet services, mobile telecommunications networks and fixed telecommunications networks; and

b.

To engage in payment transactions and money transfer services through telecommunications networks as well as information technology and/or convergence technology.

The Company can provide supporting business activities in order to achieve the purposes and objectives, and to support its main businesses, as follows:

a.

To plan, to procure, to modify, to build, to provide, to develop, to operate, to lease, to rent, and to maintain infrastructures/facilities including resources to support the Company’s business in providing telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services;

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

b.

To conduct business and operating activities (including development, marketing and sales of telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services by the Company), including research, customer services, education and courses (both domestic and overseas); and

c.

To conduct other activities necessary to support and/or related to the provision of telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services including, but not limited to, electronic transactions and provision of hardware, software, content as well as telecommunications-managed services.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on Telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications services under the authority of the Government.

In 1999, the Government issued Law No. 36 on Telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services

National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the Government for the Company to engage in the provision of specific telecommunications networks and services.

On August 14, 2000, the Government, through the Ministry of Communications (“MOC”), granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the MOC. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the MOC, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On September 7, 2000, the Government, through the MOC, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, PT Telekomunikasi Indonesia Tbk (“Telkom”) was granted an in- principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

Based on a letter dated August 1, 2002 from the MOC, the Company was granted an operating license for fixed local telecommunications network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the MOC. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

The following are operating licenses obtained by the Company and PT Indosat Mega Media, a subsidiary:

License No.	Date Issued	Issuing Body	Period of License	Description
19/KEP/M.KOMINFO/ 02/2006 and 29/KEP/M.KOMINFO/ 03/2006	February 14, 2006 and March 27, 2006	Ministry of Communications and Information Technology (“MOCIT”)	10 years

Determination of the winner and operating license for IMT-2000 cellular network provider using 2.1 GHz radio frequency spectrum (a third generation [“3G”] mobile communications technology) for 1 block (2 x 5 Mhz) of frequency (*)

252/KEP/ M.KOMINFO/07/2011 (previously 102/KEP/M.KOMINFO/10/2006)	July 6, 2011	MOCIT	Evaluated every 5 years

Amended operating license for nationwide GSM cellular mobile network (including its basic telephony services and the rights and obligations relating to 3G services), which replaces the previous license No. 102/KEP/M.KOMINFO/10/2006 dated October 11, 2006

181/KEP/M.KOMINFO/12/2006	December 12, 2006	MOCIT	-	Allocation of two nationwide frequency channels, i.e., channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility
01/DIRJEN/2008	January 7, 2008	Directorate General of Post and Telecommunications (“DGPT”)	Evaluated every 5 years	Operating license as internet service provider
51/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for internet interconnection services (Network Access Point/NAP), which replaces the previous license given to PT Satelit Palapa Indonesia (“Satelindo”)
52/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for telephony internet services which replaces the previous license No. 823/DIRJEN/2002 for Voice over Internet Protocol Service with national coverage that expired in 2007
237/KEP/M.KOMINFO/7/2009	July 27, 2009	MOCIT	10 years	Operating license for “Packet Switched” local fixed telecommunications network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (BWA) (**)

(*)

As one of the winners in the selection of IMT-2000 cellular providers, the Company was obliged to, among others, pay upfront fee of Rp320,000 (Note 3a) and radio frequency fee (Note 32j).

(**)

PT Indosat Mega Media was obliged to, among others, pay upfront fee of Rp18,408 (Note 3a) and radio frequency fee (Note 32j).

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

License No.	Date Issued	Issuing Body	Period of License	Description
268/KEP/M.KOMINFO/9/2009	September 1, 2009	MOCIT	10 years	Operating license for one additional block (2 x 5 Mhz) of 3G frequency (***)
198/KEP/M.KOMINFO/05/2010	May 27, 2010	MOCIT	Evaluated every 5 years	Amended operating license for nationwide closed fixed communications network (e.g.,VSAT, frame relay, etc.), which replaces the previous license No.KP.69/Thn 2004 given to the Company
311/KEP/M.KOMINFO/8/2010 312/KEP/M.KOMINFO/8/2010 and 313/KEP/M.KOMINFO/8/2010	August 24, 2010	MOCIT	Evaluated every 5 years

Amended operating license for fixed network and basic telephony service which covers the provision of local, national long-distance, and international long-distance telephony services, which replaces the previous license No. KP.203/Thn 2004 given to the Company

(***)  The Company was obliged to, among others, pay upfront fee of Rp320,000 (Note 3a) and radio frequency fee (Note 32j).

On January 9, 2008, based on letter No. 10/14/DASP from Bank Indonesia (Central Bank), the Company obtained approval for “Indosat m-wallet” prepaid cards as a new means of making payments to certain merchants. The Company was also appointed as a special principal and technical acquirer for such prepaid cards. On November 19, 2009, the Company launched “Indosat m-wallet” to the public.

On March 17, 2008, the MOCIT issued Ministerial Decree No. 02/PER/M.KOMINFO/2008 on the Guidelines of Construction and Utilization of Sharing Telecommunications Towers. Based on this Decree, the construction of telecommunications towers requires permits from the relevant governmental institution and the local government determines the placement of the towers and the location in which the towers can be constructed. Furthermore, a telecommunications provider or tower provider which owns telecommunications towers is obliged to allow other telecommunications operators to utilize its telecommunications towers without any discrimination. The Decree also mandated that each of the tower contractor, provider and owner be 100% locally owned companies.

On March 30, 2009, the Ministry of Domestic Affairs, Ministry of Public Works, MOCIT and Head of BKPM jointly issued Decrees No. 18 Year 2009, No. 07/PRT/M/2009, No. 19/PER/M.KOMINFO/03/09 and No. 3/P/2009 on the Detailed Guidelines of Construction and Utilization of Sharing Telecommunications Towers. The Decrees define the requirements and procedures for tower construction. A tower provider can be either a telecommunications operator or a non-telecommunications operator. If a tower provider is a non-telecommunications operator, it is required to be a 100% locally owned company.

On September 3, 2010, based on letter No. 12/67/DASP/25 from Bank Indonesia (Central Bank), the Company obtained approval to become a “money remittance provider” to customers in the local and international markets.

On December 13, 2010, based on letter No. 2619/BSN/D3-d3/12/2010 from the Badan Standardisasi Nasional (National Standardization Bureau), the Company obtained Issuer Identification Number (IIN) on its applications for “Indosat m-wallet” and “money remittance”. On March 23, 2011, the President of the Republic of Indonesia issued Regulation or Peraturan Pemerintah (“PP”) No. 3 year 2011 regarding money remittance. This regulation becomes the operational guidance for the Company as a “money remittance provider”.

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 4 regional offices located in Jakarta, Surabaya, Batam and Balikpapan.

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

Qatar Telecom QSC, Qatar (“Qatar Telecom”) is the ultimate parent company of the Company and subsidiaries. The immediate parent company of the Group is Qatar Telecom (Qtel Asia) Pte. Ltd., Singapore.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Indonesia Stock Exchange (new entity after the merger of Jakarta Stock Exchange and Surabaya Stock Exchange in November 2007) since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares), have also been traded on the New York Stock Exchange since 1994.

As of June 30, 2012, the outstanding bonds issued to the public by the Company and a subsidiary are as follows:

Bond (Note 19)	Effective Date	Registered with and Traded on:
1. Second Indosat Bonds series B in Year 2002 with Fixed Rate	November 6, 2002	Indonesia Stock Exchange
2. Fifth Indosat Bonds in Year 2007 with Fixed Rates	May 29, 2007	Indonesia Stock Exchange
3. Indosat Sukuk Ijarah II in Year 2007	May 29, 2007	Indonesia Stock Exchange
4. Sixth Indosat Bonds in Year 2008 with Fixed Rates	April 9, 2008	Indonesia Stock Exchange
5. Indosat Sukuk Ijarah III in Year 2008	April 9, 2008	Indonesia Stock Exchange
6. Seventh Indosat Bonds in Year 2009 with Fixed Rates	December 8, 2009	Indonesia Stock Exchange
7. Indosat Sukuk Ijarah IV in Year 2009	December 8, 2009	Indonesia Stock Exchange
8. Guaranteed Notes Due 2020	July 29, 2010	Singapore Exchange Securities Trading Limited
9. Eighth Indosat Bonds in Year 2012	June 27, 2012	Indonesia Stock Exchange
10. Indosat Sukuk Ijarah V in Year 2012	June 27, 2012	Indonesia Stock Exchange

c.

Directors, Commissioners and Audit Committee

Based on resolutions of the Annual Stockholders’ General Meetings held on May 14, 2012, June 24, 2011 and June 22, 2010 which are notarized under Deeds No. 71 of Aryanti Artisari S.H., M.Kn., and No. 148 and No. 164, respectively, of Aulia Taufani, S.H. (as substitute notary of Sutjipto, S.H.) on the same dates, the composition of the Company’s Board of Commissioners (BoC) and Board of Directors as of June 30, 2012 and December 31, 2011 and 2010, respectively, is as follows:

	June 30, 2012	December 31, 2011	December 31, 2010
Board of Commissioners:

President Commissioner	Abdulla Mohammed S.A Al Thani	Abdulla Mohammed S.A Al Thani	Abdulla Mohammed S.A Al Thani
Commissioner	Dr. Nasser Mohd. A. Marafih	Dr. Nasser Mohd. A. Marafih	Dr. Nasser Mohd. A. Marafih
Commissioner	Rachmad Gobel	Rachmad Gobel	Rachmad Gobel
Commissioner	Richard Farnsworth Seney	Richard Farnsworth Seney	Richard Farnsworth Seney
Commissioner	Rionald Silaban	Rionald Silaban	Rionald Silaban
Commissioner	Alexander Rusli*	Alexander Rusli*	Alexander Rusli*
Commissioner	Chris Kanter*	Chris Kanter*	Chris Kanter*
Commissioner	Thia Peng Heok George*	Thia Peng Heok George*	Thia Peng Heok George*
Commissioner	Soeprapto*	Soeprapto*	Soeprapto*
Commissioner	Beny Roelyawan**	-**	Jarman

*   Independent commissioner

** Parikesit Suprapto was appointed as commissioner on February 8, 2011 and submitted his resignation letter on October 14, 2011 with effective date of December 14, 2011. Effective May 14, 2012, Beny Roelyawan was appointed to replace him.

1.

GENERAL (continued)

c.

Directors, Commissioners and Audit Committee (continued)

	June 30, 2012	December 31, 2011	December 31, 2010
Board of Directors:

President Director and Chief Executive Officer	Harry Sasongko Tirtotjondro	Harry Sasongko Tirtotjondro	Harry Sasongko Tirtotjondro
Director and Chief Financial Officer	Curt Stefan Carlsson	Curt Stefan Carlsson	Peter Wladyslaw Kuncewicz
Director and Chief Commercial Officer	Frederik Johannes Meijer	Laszlo Imre Barta	Laszlo Imre Barta
Director and Chief Technology Officer	Hans Christiaan Moritz	Hans Christiaan Moritz	Stephen Edward Hobbs
Director and Chief Wholesale and Infrastructure Officer	Fadzri Sentosa	Fadzri Sentosa	Fadzri Sentosa

The composition of the Company’s Audit Committee as of June 30, 2012 and December 31, 2011 and 2010 is as follows:

	June 30, 2012	December 31, 2011 and 2010
Chairman	Thia Peng Heok George	Thia Peng Heok George
Member	Chris Kanter	Chris Kanter
Member	Soeprapto*	Soeprapto
Member	Unggul Saut Marupa Tampubolon	Unggul Saut Marupa Tampubolon
Member	Kanaka Puradiredja	Kanaka Puradiredja

* Subsequently, on July 20, 2012, Mr. Alexander Rusli was appointed as a member of the audit committee based on BoC circular resolution issued on the same date.

The Company and subsidiaries (collectively referred to hereafter as “the Group”) have approximately 4,406, 4,461 and 6,694 employees, including non-permanent employees, as of June 30, 2012 and December 31, 2011 and 2010, respectively.

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries

As of June 30, 2012 and December 31, 2011 and 2010, the Company has direct and indirect ownership in the following Subsidiaries:

Name of Subsidiary	Location	Principal Activity	Start of Commercial Operations
				Percentage of Ownership (%) June 30, 2012 and December 31, 2011	Percentage of Ownership (%) December 31, 2010
Indosat Palapa Company B.V. (“IPBV”) (1)	Amsterdam	Finance	2010	100.00	100.00
Indosat Mentari Company B.V. (“IMBV”) (1)	Amsterdam	Finance	2010	100.00	100.00
Indosat Finance Company B.V. (“IFB”)	Amsterdam	Finance	2003	100.00	100.00
Indosat International Finance Company B.V. (“IIFB”)	Amsterdam	Finance	2005	100.00	100.00
Indosat Singapore Pte. Ltd. (“ISPL”)	Singapore	Telecommunication	2005	100.00	100.00
PT Indosat Mega Media (“IMM”)	Jakarta	Multimedia	2001	99.85	99.85
PT Interactive Vision Media (“IVM”) (2)	Jakarta	Pay TV	2011	99.83	-
PT Starone Mitra Telekomunikasi (“SMT”)	Semarang	Telecommunication	2006	72.54	72.54
PT Aplikanusa Lintasarta (“Lintasarta”)	Jakarta	Data Communication	1989	72.36	72.36
PT Lintas Media Danawa (“LMD”) (3)	Jakarta	Information and Communication Services	2008	50.65	50.65
PT Artajasa Pembayaran Elektronis (“APE”)(3)	Jakarta	Telecommunication	2000	39.80	39.80

Total Assets (Before Eliminations)

January 1, 2011 /

 June 30,

December 31,

December 31,

Name of Subsidiary

2012

2011

2010

IPBV(1)

6,293,925

6,015,894

5,966,764

IMBV(1)

6,288,690

6,010,359

5,946,885

IFB

21,033

20,923

21,876

IIFB

8,277

8,688

9,635

ISPL

96,182

78,264

54,353

IMM

746,166

746,404

815,130

IVM

(2)

5,318

5,198

-

SMT

236,936

209,651

155,297

Lintasarta

1,867,798

1,783,759

1,739,896

LMD(3)

3,656

5,199

2,671

APE(3)

384,564

258,745

221,297

(1)

IPBV and IMBV were incorporated in Amsterdam on April 28, 2010 to engage in treasury activities, to lend and borrow money, whether in the form of securities or otherwise, to finance enterprises and companies, and to grant security in respect of their respective obligations or those of their group companies and third parties.

(2)

IVM, a subsidiary of IMM, was established on April 21, 2009 to engage in Pay TV services. IMM made capital injections to IVM on March 9 and 30, 2011 totalling Rp4,999. On July 12, 2011, IVM got the license to conduct its Pay TV services. However, as of June 30, 2012, IVM has not started its commercial operations.

(3)

Lintasarta has direct 55% and 70% ownership in APE and LMD, respectively.

1.

GENERAL (continued)

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

f.

Approval and Authorization for the Issuance of Interim Consolidated Financial Statements

The issuance of the unaudited interim consolidated financial statements of the Group as of     June 30, 2012 and for the six-month period then ended with comparative figures as of December 31, 2011 and January 1, 2011 / December 31, 2010 and for the six-month period ended June 30, 2011 was approved and authorized by the Board of Directors on July 27, 2012, as reviewed and recommended for approval by the Audit Committee.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of Presentation of Interim Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Indonesian Financial Accounting Standards which comprise the Statements and Interpretations issued by the Financial Accounting Standards Board of the Indonesian Institute of Accountants (“DSAK”) and the Regulations No. VIII.G.7 of the Guidelines on Financial Statements Presentation and Disclosures issued by BAPEPAM-LK. As disclosed further in the relevant succeeding notes to the interim consolidated financial statements, several amended and published accounting standards were adopted effective January 1, 2012.

The interim consolidated financial statements are prepared in accordance with Statement of Financial Accounting Standards (“PSAK”) 1 (Revised 2009), “Presentation of Financial Statements”, adopted on January 1, 2011.

PSAK  1 (Revised 2009) regulates presentation of financial statements as to, among others, the objective, component of financial statements, fair presentation, materiality and aggregation, offsetting, distinction between current and non-current assets and short-term and long-term liabilities, comparative information and consistency, and introduces new disclosures such as key estimations and judgements, capital management, other comprehensive income and statement of compliance.

The adoption of PSAK 1 (Revised 2009) has significant impact on the related presentation and disclosures in the consolidated financial statements.

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those made in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2011, except for the adoption of several amended PSAKs effective January 1, 2012 as disclosed in this note.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.

Basis of Presentation of Interim Consolidated Financial Statements (continued)

The interim consolidated financial statements have been prepared on the accrual basis using the historical cost concept of accounting, except as disclosed in the relevant notes herein.

The interim consolidated statement of cash flows, which has been prepared using the direct method, presents receipts and disbursements of cash and cash equivalents classified into operating, investing and financing activities.

The reporting currency used in the interim consolidated financial statements is the Indonesian rupiah, which is the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

b.

Principles of Consolidation

From January 1, 2011

Effective January 1, 2011, the Group retrospectively adopted PSAK 4 (Revised 2009), “Consolidated and Separate Financial Statements”, except for the following items that were applied prospectively: (i) losses of a subsidiary that result in a deficit balance to non-controlling interests (“NCI”); (ii) loss of control over a subsidiary; (iii) change in the ownership interest in a subsidiary that does not result in a loss of control; (iv) potential voting rights in determining the existence of control; and (v) consolidation of a subsidiary that is subject to long-term restriction.

PSAK 4 (Revised 2009) provides for the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent, and the accounting for investments in subsidiaries, jointly controlled entities and associated entities when separate financial statements are presented as additional information.

All material intercompany transactions and account balances (including the related significant unrealized gains or losses) have been eliminated.

The interim consolidated financial statements include the accounts of the Company and subsidiaries mentioned in Note 1d, in which the Company maintains (directly or indirectly) equity ownership of more than 50%.

Subsidiaries are fully consolidated from the date of acquisitions, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases. Control is presumed to exist if the Company owns, directly or indirectly through Subsidiaries, more than half of the voting power of an entity. Control also exists when the parent owns half or less of the voting power of an entity when there is:

a)

power over more than half of the voting rights by virtue of an agreement with other investors;

b)

power to govern the financial and operating policies of the entity under a statute or an agreement;

c)

power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or

d)

power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Losses of a non-wholly owned subsidiary are attributed to the NCI even if they create an NCI deficit balance.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Principles of Consolidation (continued)

From January 1, 2011 (continued)

In case of loss of control over a subsidiary, the Group:

•

derecognizes the assets (including goodwill) and liabilities of the subsidiary;

•

derecognizes the carrying amount of any NCI;

•

derecognizes the cumulative translation differences, recorded in equity, if any;

•

recognizes the fair value of the consideration received;

•

recognizes the fair value of any investment retained;

•

recognizes any surplus or deficit in profit or loss; and

•

reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

NCI represent the portion of the profit or loss and net assets of the subsidiaries not attributable, directly or indirectly, to the Company, which are presented in the interim consolidated statement of comprehensive income and under the equity section of the interim consolidated statement of financial position, respectively, separately from the corresponding portion attributable to the equity holders of the parent company.

Prior to January 1, 2011

The proportionate shares of minority shareholders in net assets and net income or loss of the consolidated subsidiaries were previously presented as “Minority Interests” in the interim consolidated statement of financial position and as “Minority Interests in Net Loss (Income) of Subsidiaries” in the interim consolidated statement of comprehensive income.

The losses applicable to the minority interests in a subsidiary may have exceeded the minority interests in the equity of the subsidiary. The excess and any further losses applicable to the minority interests were absorbed by the Company as the majority shareholder, except to the extent that the minority interests had other long-term interest in the related subsidiary or had binding obligations for, and were able to make good of, the losses. If the subsidiary subsequently reported profits, all such profits were allocated to the majority interest holder, in this case, the Company, until the minority interests’ share of losses previously absorbed by the Company was recovered.

The accounts of IPBV, IMBV, IFB, IIFB and ISPL were translated into rupiah amounts at the middle rates of exchange prevailing at financial position date for financial position accounts and the average rates during the six-month period for profit and loss accounts. The resulting difference arising from the translations of the financial statements of IPBV, IMBV, IFB, IIFB and ISPL is presented as “Difference in Foreign Currency Translation” under the Equity section of the interim consolidated statement of financial position.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.

Business Combinations

From January 1, 2011

Effective January 1, 2011, the Group prospectively adopted PSAK 22 (Revised 2010), “Business Combinations”, applicable for business combinations that occur on or after the beginning of a financial year commencing on or after January 1, 2011.

In accordance with the transitional provision of PSAK 22 (Revised 2010), starting January 1, 2011, the Group:

•

ceased the goodwill amortization (Note 9);

•

eliminated the carrying amount of the related accumulated amortization of goodwill; and

•

performed an impairment test of goodwill in accordance with PSAK 48 (Revised 2009), “Impairment of Assets”.

As described herein, the adoption of PSAK 22 (Revised 2010) has significant impact on the financial reporting, including for the related disclosures in the interim consolidated financial statements.

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition-date fair value and the amount of any NCI in the acquiree. For each business combination, the acquirer measures the NCI in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are directly expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with PSAK 55 (Revised 2006) either in profit or loss or as other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

At acquisition date, goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for NCI over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGUs.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.

Business Combinations (continued)

From January 1, 2011 (continued)

Where goodwill forms part of a CGU and part of the operations within that CGU is disposed of, the goodwill associated with the operations disposed of is included in the carrying amount of the operations when determining the gain or loss on disposal of the operations. Goodwill disposed of in this circumstance is measured based on the relative values of the operations disposed of and the portion of the CGU retained.

Prior to January 1, 2011

In comparison to the above, the following were the accounting policies applied on business combinations prior to January 1, 2011:

i.

Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The NCI (formerly known as minority interest) was measured at the book value of the proportionate share of the acquiree’s identifiable net assets.

ii.

Business combinations achieved in stages were accounted for as separate steps. Any additional acquired equity interest did not affect previously recognized goodwill.

iii.

When the Group acquired a business, embedded derivatives separated from the host contract by the acquiree were not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract.

iv.

Contingent consideration was recognized if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognized as part of goodwill.

d.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement and deposits on call are considered as “Cash Equivalents”.

Cash in banks and time deposits which are pledged as collateral for bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Financial Assets” or “Other Non-current Financial Assets”.

e.

Inventories

Inventories, which mainly consist of SIM cards, broadband modems, starter packs, cellular handsets  and pulse reload vouchers are valued at the lower of cost or net realizable value. Cost is determined using the weighted average method.

In accordance with PSAK 14 (Revised 2008), the Group applies the guidance on the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value, as well as guidance on the cost formula used to assign costs to inventories.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.

Prepaid Expenses

Prepaid expenses, which mainly consist of frequency fee, rentals, upfront fee of 3G and BWA licenses and insurance, are expensed as the related asset is utilized. The non-current portions of prepaid rentals and upfront fee of 3G and BWA licenses are shown as part of “Long-term Prepaid Rentals - Net of Current Portion” and “Long-term Prepaid Licenses - Net of Current Portion”, respectively.

      g.

Investments in Associated Companies

Effective January 1, 2011, the Group applied PSAK 15 (Revised 2009), “Investments in Associates”. The revised PSAK is applied retrospectively and prescribes the accounting for investments in associated companies with respect to the determination of significant influence, accounting method to be applied, impairment in value of investments and separate financial statements.

The Group’s investment in its associated company is accounted for using the equity method. An associated company is an entity in which the Group has significant influence. Under the equity method, the cost of investment is increased or decreased by the Group’s share in net earnings or losses of, and dividends received from the associated company since the date of acquisition.

The interim consolidated statement of comprehensive income reflects the share of the results of operations of the associated company. Where there has been a change recognized directly in the equity of the associated company, the Group recognizes its share of any such changes and discloses this, when applicable, in the consolidated statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associated company are eliminated to the extent of the Group’s interest in the associated company.

The Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its associated company. The Group determines at each reporting date whether there is any objective evidence that the investment in the associated company is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in associated company and its carrying value, and recognizes the amount in the interim consolidated statement of comprehensive income.

h.

Property and Equipment

Effective January 1, 2012, the Group implemented PSAK 16 (Revised 2011), “Property, Plant and Equipment”, which impacts recognition of the assets, the determination of their carrying amounts and the depreciation charges and impairment losses to be recognized in relation to them.

Property and equipment are stated at cost (which includes certain capitalized borrowing costs incurred during the construction phase), less accumulated depreciation and impairment in value.

Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair values unless:

(i)

the exchange transaction lacks commercial substance, or

(ii)

the fair value of neither the assets received  nor the assets given up can be measured reliably.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.

Property and Equipment (continued)

The acquired assets are measured this way even if the Group cannot immediately derecognize the assets given up. If the acquired assets cannot be reliably measured at fair value, their value is measured at the carrying amount of the assets given up.

In accordance with PSAK 16 (Revised 2011), the Group has chosen the cost model for the measurement of its property and equipment. The Group performs periodic review and assessment of the economic useful lives of the assets. Below are the estimated useful lives (in years):

Years

Buildings

20 to 40

Information technology equipment

3 to 5

Office equipment

3 to 5

Building and leasehold improvements

3 to 25

Vehicles

5

Cellular technical equipment

10

Transmission and cross-connection equipment

10 to 15

Fixed Wireless Access (“FWA”) technical equipment

7 to 10

Operation and maintenance center and

measurement unit

3 to 5

Fixed access network equipment

10

In accordance with its policy, the Group reviews the estimated useful lives on its fixed assets on an ongoing basis. Based on such review, the Group changed its estimate of the useful lives to better reflect the estimated period during these assets  remain in service. The Group changed its estimate of the useful lives of tower assets within Building and Leasehold Improvements from 15 years to 25 years. In addition, the Group changed its estimate of useful lives of its buildings from 20 years to 40 years, and FWA technical equipment from 10 years to 7 years, effective January 1, 2012.

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments which enhance an asset’s condition on its initial performance are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are derecognized from the accounts, and any resulting gains or losses are recognized in the interim consolidated statement of comprehensive income for the period.

Properties under construction and installation are stated at cost. Effective January 1, 2012, the Group implemented PSAK 26 (Revised 2011), “Borrowing Costs”. All borrowing costs, which include interest, finance charges in respect of finance leases recognized in accordance with PSAK 30 (Revised 2011) and foreign exchange differences (estimated quarterly to the extent that they are regarded as an adjustment to interest costs by capping the exchange differences taken as borrowing costs at the amount of borrowing costs on the functional currency equivalent borrowings) that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Other borrowing costs are recognized as an expense in the period in which they are incurred. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed and adjusted prospectively, if appropriate, at each financial year end.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Impairment of Non-financial Assets

Prior to January 1, 2011

Based on accounting policy on impairment of non-financial assets prior to January 1, 2011, in accordance with PSAK 48, “Impairment of Assets Value”, the Group reviewed whether there was an indication of assets impairment at interim consolidated statement of financial position date. If there was an indication of assets impairment, the Group estimated the recoverable amount of the assets. Impairment loss was recognized as a charge to current operations.

From January 1, 2011

Effective January 1, 2011, the Group prospectively adopted PSAK 48 (Revised 2009), “Impairment of Assets”, including goodwill and assets acquired from business combinations before January 1, 2011.

PSAK 48 (Revised 2009) prescribes the procedures to be employed by an entity to ensure that its assets are carried at no more than their recoverable amount. An asset is carried at more than its recoverable amount if its carrying amount exceeds the amount to be recovered through use or sale of the asset. If this is the case, the asset is described as impaired and this revised PSAK requires the entity to recognize an impairment loss. This revised PSAK also specifies when an entity should reverse an impairment loss and prescribes disclosures.

As described herein, the adoption of PSAK 48 (Revised 2009) has a significant impact on financial reporting, including for the related disclosures, mainly on the impairment test of goodwill which is required at least once a year and more frequently when indications for impairment exist.

The Group assesses at each annual reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset (i.e., an intangible asset with an indefinite useful life, an intangible asset not yet available for use, or goodwill acquired in a business combination) is required, the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of the asset’s or CGU’s fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses of continuing operations are recognized in the consolidated statements of comprehensive income as “impairment losses”. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations, if any, are recognized in the interim consolidated statement of comprehensive income under expense categories that are consistent with the functions of the impaired assets.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Impairment of Non-financial Assets (continued)

From January 1, 2011 (continued)

An assessment is made at each annual reporting period as to whether there is any indication that previously recognized impairment losses recognized for an asset other than goodwill may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset other than goodwill is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in the interim consolidated statement of comprehensive income. After such a reversal, the depreciation charge on the said asset is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with PSAK 19 (Revised 2010), software that is not an integral part of the related hardware is amortized using the straight-line method over 5 years and assessed for impairment whenever there is indication of impairment. The Company reviews the amortization period and the amortization method for the software at least at each financial year end. Residual value of software is assumed to be zero.

j.

Leases

Effective January 1, 2012, the Group retrospectively implemented PSAK 30 (Revised 2011), “Leases”.

Group as a lessee

A finance lease that transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, is capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in financing cost in the interim consolidated statement of comprehensive income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

The current portion of obligations under finance lease is presented as part of Other Current Financial Liabilities.

Operating lease payments are recognized as an operating expense in the interim consolidated statement of comprehensive income on a straight-line basis over the lease term.

Group as a lessor

A lease in which the Group does not transfer substantially all the risks and benefits of the

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Leases

(continued)

Group as a lessor (continued)

ownership of an asset is classified as an operating lease. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period which they are earned.

A lease in which the Group transfers substantially all the risks and benefits of the ownership of an asset is classified as a finance lease. Leased assets are recognized as assets held under a finance lease in the consolidated statement of financial position and are presented as a receivable at an amount equal to the net investment in the lease. Selling profit or loss is recognized in the period, in accordance with the policy followed by the Group for outright sales. Costs incurred by the Group in connection with negotiating and arranging a lease are recognized as an expense when the selling profit is recognized.

The current portion of finance lease receivables is presented as part of Other Current Financial Assets - Net.

Before January 1, 2012, there was no requirement to separately evaluate lease agreement that contained land and building elements. As such, the assessment was performed on a combined basis. One of the considerations in determining the lease classification was a comparison of the lease term with the economic life of the assets. Further, land could only be owned in the form of landrights which were not amortized and were considered as having an indefinite life. Therefore, a lease agreement that contained land and building elements would mostly be classified as an operating lease.

Starting January 1, 2012, based on PSAK 30 (Revised 2011), when a lease includes both land and building elements, an entity should assess the classification of each element separately whether as a finance or an operating lease. As a result of the separate assessment made by the Company, taking into consideration comparison of the lease term with the reassessed economic life of the respective element and other relevant factors, each element might result in different lease classification. The Group changed its estimates of useful lives of the tower assets within Building and Leasehold Improvements classification, taking into consideration the retrospective implementation of PSAK 30 (Revised 2011), “Leases”, starting from January 1, 2010, when the Company engaged significantly in tower lease transactions.

As a result of the effective application of PSAK 30 (Revised 2011), “Leases”, the following adjustments due to its retrospective application were made to the consolidated financial statements:

As of January 1, 2011 / December 31, 2010:

	January 1, 2011 / December 31, 2010 (As Previously Reported)	Adjustments - Increase	January 1, 2011 / December 31, 2010 (As Restated)

ASSETS
Other current financial assets - net	53,119	3,160	56,279
Finance lease receivables	-	63,498	63,498
Property and equipment - net	43,571,010	392,407	43,963,417

LIABILITIES
Other current financial liabilities	23,127	21,753	44,880
Obligations under finance lease	-	286,279	286,279
Deferred tax liabilities - net	1,772,337	37,758	1,810,095

EQUITY
Retained earnings
Unappropriated	15,224,843	113,275	15,338,118

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Leases

(continued)

As of December 31, 2011:

	December 31, 2011 (As Previously Reported)	Adjustments - Increase	December 31, 2011 (As Restated)

ASSETS
Other current financial assets - net	24,790	5,043	29,833
Finance lease receivables	-	81,966	81,966
Property and equipment - net	42,573,369	904,761	43,478,130

LIABILITIES
Other current financial liabilities	16,072	57,129	73,201
Obligations under finance lease	-	692,907	692,907
Deferred tax liabilities - net	1,920,787	60,433	1,981,220

EQUITY
Retained earnings
Unappropriated	15,736,227	181,301	15,917,528

For the six-month period ended June 30, 2011:

	June 30, 2011 (As Previously Reported)	Adjustments - Increase (Decrease)	June 30, 2011 (As Restated)
OPERATING REVENUES
Cellular	8,226,706	(7,609)	8,219,097
OPERATING EXPENSES
Cost of services	3,592,397	(72,748)	3,519,649
Depreciation and amortization	3,163,420	(11,185)	3,152,235
OTHER INCOME (EXPENSES)
Interest income	44,591	5,400	49,991
Financing cost	(921,582)	(47,757)	(969,339)
Others - net	(7,892)	22,769	14,877

INCOME TAX EXPENSE
Deferred	(232,355)	(14,184)	(246,539)

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Revenue and Expense Recognition

Effective January 1, 2011, the Group adopted PSAK 23 (Revised 2010), “Revenue”. This revised PSAK identifies the circumstances in which the criteria on revenue recognition is met and, therefore, revenue may be recognized, and prescribes the accounting treatment of revenue arising from certain types of transactions and events, and also provides practical guidance on the application of the criteria on revenue recognition. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and Value Added Taxes (“VAT”). The following specific recognition criteria must also be met before revenue is recognized:

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network and presented on a gross basis.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

The activation component of starter package sales is deferred and recognized as revenue over the expected average period of the customer relationship. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Sales of cellular handsets are recognized upon delivery to the customers.

Revenues from wireless broadband data communications are recognized based on the duration of usage or fixed monthly charges depending on the arrangement with the customers.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

Customer Loyalty Program

The Company operates a customer loyalty program called “Poin Plus Plus”, which allows customers to accumulate points for every reload and payment by the Company’s prepaid and post-paid subscribers, respectively. The points can then be redeemed for free telecommunications and non-telecommunications products, subject to a minimum number of points being obtained. Starting July 29, 2011, the “Poin Plus Plus” program has been replaced with the “Indosat Senyum” program. Both programs have similarity in nature and scheme to redeem the points, except that under the new program, the Company no longer includes the subscription period as a variable item in calculating the points.

Customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. The Company records a liability at the time of reload and payment by its prepaid and post-paid subscribers, respectively, based on the fair value expected to be incurred to supply products in the future. The consideration received is allocated between the cellular products sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or when the redemption period expires.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Revenue and Expense Recognition (continued)

Dealer Commissions

Consideration in the form of sales discount given by the Company to a dealer is recognized as a reduction of revenue.

If the Company receives, or will receive, an identifiable benefit in exchange for a consideration given by the Company to a dealer, and the fair value of such benefit can be reasonably estimated, the consideration will be recorded as a marketing expense.

Tower Leasing

Revenue from tower leasing classified as operating leases is recognized on the straight-line basis over the lease term based on the amount stated in the agreement between the Group and the lessee.

Multimedia, Data Communication, Internet (“MIDI”)

Internet

Revenues from installation services are deferred and recognized over the expected average period of the customer relationship. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges, depending on the arrangement with the customers.

Frame Net, World Link and Direct Link

Revenues from installation services are deferred and recognized over the expected average period of the customer relationship. Revenues from monthly service fees are recognized as the services are provided.

Satellite Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

Fixed Telecommunications

International Calls

Revenue from outgoing international call traffic is reported on a gross basis.

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

The activation component of starter package sales is deferred and recognized as revenue over the expected average period of the customer relationship. Sale of initial/reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Revenue and Expense Recognition (continued)

Fixed Line

Revenues from fixed line installations are deferred and recognized over the expected average period of the customer relationship. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

Interest Income

Interest on finance leases and the excess of the minimum lease payment and unguaranteed residual value over its cost are credited to finance lease receivables and amortized over the term of the lease using the effective interest rate method (“EIR”).

Expenses

Interconnection Expenses

Expenses from network interconnection with other domestic and international telecommunications carriers are accounted for as operating expenses in the period these are incurred.

Other Expenses

Expenses are recognized when incurred.

l.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

m.

Pension Plan and Employee Benefits

Pension costs under the Group’s defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation.

Actuarial gains or losses from post-employment benefits are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of plan assets, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees. The past service costs from post-employment benefits are recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits have already vested, following the introduction of changes to a pension plan, past service costs are recognized immediately.

Actuarial gains or losses and past service costs from other long-term employee benefits are recognized immediately in the interim consolidated statement of comprehensive income.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.

Pension Plan and Employee Benefits  (continued)

The Group recognizes gains or losses on the curtailment of a defined benefit plan when the curtailment occurs (when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of the defined benefit plan terms such that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits). The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains or losses and past service cost that had not previously been recognized.

Effective January 1, 2012, the Group follows PSAK 24 (Revised 2010), “Employee Benefits”, which regulates the accounting and disclosure for employee benefits, both short-term (e.g., paid annual leave, paid sick leave) and long-term (e.g., long-service leave, post-employment medical benefits). The Group has chosen the 10% corridor method for the recognition of actuarial gains or losses. The Group also requires recognition of liability and expense when an employee has provided service and the entity consumes economic benefit arising from the service.

n.

Financial Instruments

Effective January 1, 2012, the Group applied PSAK 50 (Revised 2010), “Financial Instruments: Presentation”, PSAK 55 (Revised 2011), “Financial Instruments: Recognition and Measurement”, and PSAK 60, “Financial Instruments: Disclosures”.

PSAK 50 (Revised 2010) contains the requirements for the presentation of financial instruments and identifies the information that should be disclosed. The presentation requirements apply tothe classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. This PSAK requires the disclosure of, among others, information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments.

PSAK 55 (Revised 2011) establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This PSAK provides the definitions and characteristics of derivatives, the categories of financial instruments, recognition and measurement, hedge accounting and determination of hedging relationships, among others.

PSAK 60 requires disclosures of significance of financial instruments for financial position and performance; and the nature and extent of risks arising from financial instruments to which the Group is exposed during the period and at the end of the reporting period, and how the entity manages those risks.

n1.

Financial assets

Initial recognition

Financial assets within the scope of PSAK 55 (Revised 2011) are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets which are recorded at fair value through profit or loss.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n1.

Financial assets (continued)

Initial recognition (continued)

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, trade and other accounts receivable, due from related parties, derivative assets, finance lease receivables and other current and non-current financial assets (quoted and unquoted financial instruments).

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

•

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by PSAK 55 (Revised 2011). Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit or loss are carried in the interim consolidated statements of financial position at fair value with changes in fair value recognized in the interim consolidated statements of comprehensive income.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the interim consolidated statements of comprehensive income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

The Group’s financial assets classified at fair value through profit or loss consist of derivative assets.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

 Financial Instruments (continued)

n1.

Financial assets (continued)

Subsequent measurement (continued)

•

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the EIR, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in the interim consolidated statements of comprehensive income. The losses arising from impairment are also recognized in the interim consolidated statements of comprehensive income.

The Group’s cash and cash equivalents, trade and other accounts receivable, due from related parties, other current financial assets, finance lease receivables and other non-current financial assets are included in this category.

•

Held-to-maturity (HTM) investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when the Group has the positive intention and ability to hold them to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in the interim consolidated statements of comprehensive income. The losses arising from impairment are recognized in the interim consolidated statements of comprehensive income.

The Group did not have any HTM investments during the six-months ended                       June 30, 2012 and 2011 and the year ended December 31, 2010.

•

Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial measurement, AFS financial assets are measured at fair value with unrealized gains or losses recognized in equity until the investment is derecognized at which time the cumulative gain or loss is recognized or determined to be impaired, at which time the cumulative loss is reclassified from equity to comprehensive income. Interest earned on available-for-sale financial investments is reported as interest income using the EIR method.

The Group has the following investments classified as AFS:

-

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments. These are carried at cost less allowance for impairment.

-

Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20%. These are recorded at fair value.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n2.

Financial liabilities

Initial recognition

Financial liabilities within the scope of PSAK 55 (Revised 2011) are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, inclusive of directly attributable transaction costs.

The Group’s financial liabilities include trade accounts payable, procurement payable, accrued expenses, deposits from customers, obligations under financial lease, loans and bonds payable, due to related parties, derivative liabilities and other current financial liabilities.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

•

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by PSAK 55 (Revised 2011). Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the interim consolidated statement of comprehensive income.

•

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method.

Gains or losses are recognized in the interim consolidated statement of comprehensive income when the liabilities are derecognized as well as through the EIR amortization process.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n3.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the interim consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

n4.

Fair value of financial instruments

The fair value of financial instruments that are traded in active market at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long position and ask price for short position), without any deduction for transaction costs. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models.

Credit risk adjustment

The Company adjusts the price in the more advantageous market to reflect any differences in counterparty credit risk between instruments traded in that market and the ones being valued for financial asset positions. In determining the fair value of financial liability positions, the Company's own credit risk associated with the instrument is taken into account.

n5.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the EIR.

n6.

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

•

Financial assets carried at amortized cost

For loans and receivables carried at amortized cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and the group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n6. Impairment of financial assets (continued)

•

Financial assets carried at amortized cost (continued)

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a loan or receivable has a variable interest rate, the discount rate for measuring impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the interim consolidated statement of comprehensive income. Interest income continues to be accrued on the reduced carrying amount based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in the interim consolidated statement of comprehensive income.

•

AFS financial assets

In the case of an equity investment classified as an AFS financial asset, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

Where there is objective evidence of impairment, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the interim consolidated statement of comprehensive income - is reclassified from equity to comprehensive income. Impairment loss on equity investment is not reversed through the interim consolidated statement of comprehensive income; increase in its fair value after impairment is recognized in equity.

In the case of a debt instrument classified as an AFS financial asset, impairment is assessed based on the same criteria as financial asset carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of the “Interest Income” account in the interim consolidated statement of comprehensive income. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the interim consolidated statement of comprehensive income, the impairment loss is reversed through the interim consolidated statement of comprehensive income.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n7.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the interim consolidated statement of comprehensive income.

n8.

Derivative financial instruments

The Company enters into and engages in cross currency swaps, interest rate swaps and other permitted instruments, if considered necessary, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies. These derivative financial instruments, while providing effective economic hedges of specific interest rate and foreign exchange risks under the Company’s financial risk management objectives and policies, do not meet the criteria for hedge accounting as provided in PSAK 55 (Revised 2011) and are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value.

Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value of derivatives during the period, which are entered into as economic hedges that do not qualify for hedge accounting, are taken directly to the interim consolidated statement of comprehensive income.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract in the interim consolidated statement of financial position which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap cost or income, termination cost or income, and settlement of derivative instruments are credited (charged) to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in the interim consolidated statement of comprehensive income.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Foreign Currency Transactions and Balances

Effective January 1, 2012, the Group applied PSAK 10 (Revised 2010), “The Effects of Changes in Foreign Exchange Rates”, which describes how to include foreign currency transactions and foreign operations in the financial statements of an entity and translate financial statements into a presentation currency. The Group considers the primary indicators and other indicators in determining its functional currency, if indicators are mixed and the functional currency is not obvious, management uses its judgments to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

The interim consolidated financial statements are presented in rupiah, which is the Company’s functional currency and the Group’s presentation currency. Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At interim consolidated statement of financial position date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the prevailing exchange rates at such date and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to properties under construction and installation.

For June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010, the foreign exchange rates used (in full amounts) were Rp9,480, Rp9,068 and Rp8,991, respectively, per US$1 computed by taking the average of the buying and selling rates of bank notes last published by Bank Indonesia for the period.

p.

Income Tax

Effective January 1, 2012, the Group applied PSAK 46 (Revised 2010), which requires the Group to account for the current and future tax consequences of the future recovery (settlement) of the carrying amount of assets (liabilities) that are recognized in the interim consolidated statement of financial position, and transactions and other events of the current period that are recognized in the financial statements.

Current tax expense is provided based on the estimated taxable income for the period. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that realization of such benefits is probable. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the financial position date. Changes in the carrying amount of deferred tax assets and liabilities due to a change in tax rates are credited or charged to current operations, except to the extent that they relate to items previously charged or credited to equity.

The amounts of additional tax principal and penalty imposed through a tax assessment letter (“SKP”) shall be recognized as income or expense in the current period of the interim consolidated statement of comprehensive income, unless further settlement is submitted. The amounts of tax principal and penalty imposed through SKP are deferred as long as they meet the asset recognition criteria.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.

Income Tax (continued)

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

Prior to January 1, 2012, the Group presented interest and penalties for the underpayment of income tax, if any, as part of “Others - net” under Other Income (Expenses) in the interim consolidated statement of comprehensive income.

Effective January 1, 2012, the Group applied PSAK 46 (Revised 2010), which requires the Group to present interest and penalties for the underpayment / overpayment of income tax, if any, as part of “Income Tax Benefit (Expense) - Current” in the interim consolidated statement of comprehensive income.

q.

Segment Reporting

Effective January 1, 2011, the Group applied PSAK 5 (Revised 2009), “Operating Segments”. This revised PSAK requires disclosures that will enable users of financial statements to evaluate the nature and financial effects of business activities in which the entity engages and the economic environments in which it operates.

A segment is a distinguishable component of the Group that is engaged in providing certain products (business segment), which component is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intra-group balances and intra-group transactions are eliminated.

r.

Basic Earnings (Loss) per Share/ADS

Effective January 1, 2012, the Group applied PSAK 56 (Revised 2011), which requires performance comparisons between different entities in the same period and between different reporting periods for the Group.

The amount of basic earnings (loss) per share is computed by dividing profit (loss) for the period attributable to owners of the Company by the weighted-average number of shares outstanding during the period.

The amount of basic earnings (loss) per ADS attributable to owners of the Company is computed by multiplying basic earnings per share attributable to owners of the Company by 50, which is equal to the number of shares per ADS.

s.

Transactions with Related Parties

Effective January 1, 2011, the Group applied PSAK 7 (Revised 2010), “Related Party Disclosures”. This revised PSAK requires disclosure of related party relationships, transactions and outstanding balances, including commitments, in the consolidated and separate financial statements of a parent, and also applies to individual financial statements.

The details of the accounts and the significant transactions entered into with related parties are presented in Note 30.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.

Adoption of Other Revised Accounting Standards and Interpretations

Other than the revised accounting standards previously mentioned above, the Group also adopted the following revised accounting standards and interpretations on January 1, 2012, which were considered relevant to the interim consolidated financial statements:

•

PSAK 53 (Revised 2010), “Share-Based Payment”

•

ISAK 20 (2010), “Income Taxes - Changes in the Tax Status of an Entity or its Shareholder”

•

ISAK 23 (2011), “Operating Leases - Incentives”

•

ISAK 24 (2011), “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”

•

ISAK 25 (2011), “Land Rights”

•

ISAK 26 (2011), “Reassessment of Embedded Derivatives”.

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

a.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in the interim consolidated financial statements:

•

Determination of functional currency

The currency of each of the entities under the Group is the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services.

•

Leases

The Group has various lease agreements where the Group acts as lessee or lessor in respect of certain asset. The Group evaluates whether significant risks and rewards of ownership of the leased asset are transferred to the lessee or retained by the Group based on PSAK 30 (Revised 2011), “Leases”, which requires the Group to make judgments and estimates of transfer of risks and rewards of ownership of leased asset.

The Company is a party to various tower space lease agreements either as a lessor or a lessee. The Company has determined a number of tower space leases as finance leases based on an evaluation of the terms and conditions of arrangements in which these tower space leases transfer substantially all the risks and rewards incidental to ownership. For those tower space lease agreements that retain substantially all the risks and rewards incidental to ownership, the Company determined the arrangements as operating leases.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

a.

Judgments (continued)

•

Leases (continued)

In 2006, the Company was granted a license to use 2.1 GHz radio frequency spectrum (a 3G mobile communications technology - Note 1a) by the MOCIT. The Company was obliged to, among others, pay upfront fee and annual radio frequency fee for 10 years (Note 32j). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

In 2009, the Company received additional 3G license (Note 1a), and IMM was granted an operating license for “Packet Switched” local telecommunications network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (“BWA”). The Company and IMM were obliged to, among others, pay upfront fee and annual radio frequency fee for 10 years (Note 31j). The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

Management believes, as supported by written confirmation from the DGPT, that the 3G and BWA licenses may be returned at any time without any financial obligation to pay the remaining outstanding annual radio frequency fees (i.e., the license arrangement does not transfer substantially all the risks and rewards incidental to ownership). Accordingly, the Company and IMM recognize the annual radio frequency fee as prepaid operating lease expense, amortized using the straight-line method over the term of the rights to operate the 3G and BWA licenses. Management evaluates its plan to continue to use the licenses on an annual basis.

•

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

•

Exchange of asset transactions

During 2010 to 2012, the Group entered into several contracts for exchanging of asset for certain of its existing cellular technical equipment with third party supplier. For the exchange of asset transactions, the Group evaluates whether the transactions contain commercial substance based on PSAK 16 (Revised 2011) “Property, Plant, and Equipment”, which requires the Group to make judgments and estimates of the future cash flow and the fair value of the asset received and given up as a result of the transactions. Management considers the exchange of asset transactions to have met the criteria of commercial substance; however, the fair value of neither the asset received nor the asset given up could be measured reliably, hence, their value was measured at the carrying amount of the asset given up.

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below:

•

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in the interim consolidated statement of financial position cannot be derived from active markets, their fair value is determined using valuation techniques, including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair value. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

•

Estimating useful lives of property and equipment and intangible assets

The Group estimates the useful lives of its property and equipment and intangible assets based on expected asset utilization as anchored on business plans and strategies that also consider expected future technological developments and market behavior. The estimation of the useful lives of property and equipment is based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives are reviewed at least each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above.

The amounts and timing of recorded expenses for any period will be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the Group’s property and equipment will increase the recorded operating expenses and decrease non-current assets. An extension in the estimated useful lives of the Group’s property and equipment will decrease the recorded operating expenses and increase non-current assets.

•

Goodwill and intangible assets

The interim consolidated financial statements reflect acquired businesses after the completion of the respective acquisition. The Company will account for the acquired businesses using the acquisition method starting January 1, 2011 and the purchase method for prior year acquisitions, which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the interim consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect the Company’s financial performance.

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions (continued)

•

Realizability of deferred tax assets

The Group reviews the carrying amounts of deferred tax assets at the end of each reporting period and reduces these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax assets to be utilized. The Group’s assessment on the recognition of deferred tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on the Group’s past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that the Group will generate sufficient taxable income to allow all or part of the deferred tax assets to be utilized.

•

Estimating allowance for impairment loss on receivables

If there is objective evidence that an impairment loss has been incurred on trade receivables, the Group estimates the allowance for impairment losses related to its trade receivables that are specifically identified as doubtful for collection. The level of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, the Group uses judgment based on the best available facts and circumstances, including but not limited to, the length of the Group’s relationship with the customers and the customers’ credit status based on third-party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce the Group’s receivables to amounts that it expects to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

In addition to specific allowance against individually significant receivables, the Group also assesses a collective impairment allowance against credit exposure of its debtors which are grouped based on common credit characteristic, which group, although not specifically identified as requiring a specific allowance, has a greater risk of default than when the receivables were originally granted to the debtors. This collective allowance is based on historical loss experience using various factors such as historical performance of the debtors within the collective group, deterioration in the markets in which the debtors operate, and identified structural weaknesses or deterioration in the cash flows of the debtors.

•

Estimation of pension cost and other employee benefits

The cost of defined benefit plan and present value of the pension obligation are determined using the projected-unit-credit method. Actuarial valuation includes making various assumptions which consist of, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. Actual results that differ from the Group’s assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of defined benefit obligation and the fair value of plan assets at that date. Due to the complexity of the valuation, the underlying assumptions and their long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions (continued)

•

Estimation of pension cost and other employee benefits (continued)

While the Group believes that its assumptions are reasonable and appropriate, significant differences in the Group’s actual experience or significant changes in its assumptions may materially affect the costs and obligations of pension and other long-term employee benefits. All assumptions are reviewed at each reporting date.

•

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. The recognition of the obligations requires an estimation of the cost to restore/dismantle on a per location basis and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.

•

Revenue recognition

The Group’s revenue recognition policies require making use of estimates and assumptions that may affect the reported amounts of revenues and receivables.

The Company’s agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by the Company. Initial recognition of revenues is based on observed traffic adjusted by the normal experience adjustments, which historically are not material to the interim consolidated statements of comprehensive income. Differences between the amounts initially recognized and the actual settlements are taken up in the account upon reconciliation. However, there is no assurance that the use of such estimates will not result in material adjustments in future periods.

The Group recognizes revenues from installation and activation-related fees and the corresponding costs over the expected average periods of customer relationship for cellular, MIDI and fixed telecommunications services. The Group estimates the expected average period of customer relationship based on the most recent churn-rate analysis.

•

Uncertain tax exposure

In certain circumstances, the Group may not be able to determine the exact amount of its current or future tax liabilities due to ongoing investigations by, or discussions with, the taxation authority. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. In determining the amount to be recognized in respect of an uncertain tax liability, the Group applies similar considerations as it would use in determining the amount of a provision to be recognized in accordance with PSAK 57 (Revised 2009), “Provisions, Contingent Liabilities and Contingent Assets”. The Group makes an analysis of all tax positions related to income taxes to determine if a tax liability for unrecognized tax benefit should be recognized.

As of June 30, 2012, the Company is subject to tax audit for fiscal year 2010 (Note 38b).

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

Cash on hand

Rupiah

1,481

1,465

1,682

U.S. dollar (US$10 in 2012, US$13 in 2011 and

US$12 in 2010)

98

115

110

1,579

1,580

1,792

Cash in banks

Related parties

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

187,152

45,441

45,792

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

4,407

3,022

4,461

PT Bank Pembangunan Daerah Jawa Barat and

Banten Tbk (“BPD -  Jawa Barat”)

2,178

605

51

PT Bank Pembangunan Daerah Yogyakarta

(“BPD - Yogyakarta”)

1,274

1,473

256

PT Bank Pembangunan Daerah Sumatera Utara

1,149

1,134

662

PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)

1,131

1,409

11,345

PT Bank Syariah Mandiri (“Mandiri Syariah”)

603

719

1,215

PT Bank Pembangunan Daerah Papua

257

299

2,473

PT Bank Pembangunan Daerah DKI Jakarta

214

1,110

935

PT Bank Tabungan Negara (Persero) Tbk (“BTN”)

64

500

1,270

PT Bank Pembangunan Daerah

Nusa Tenggara Timur

5

1,033

4,476

Others (each below Rp1,000)

2,082

2,629

669

U.S. dollar

Mandiri (US$6,350 in 2012, US$3,793 in 2011 and

US$4,606 in 2010)

60,201

34,397

41,412

Others (US$8 in 2012, US$12 in 2011 and

US$120 in 2010)

71

109

1,090

Third parties

Rupiah

PT Bank Danamon Indonesia Tbk

(including Danamon Syariah)

18,227

4,104

3,471

PT Bank Central Asia Tbk (“BCA”)

16,379

13,247

2,284

PT Bank Mega Syariah (“Mega Syariah”)

12,233

1,398

1,521

HSBC

6,535

2,414

592

PT Bank CIMB Niaga Tbk (“CIMB Niaga”)

4,272

4,828

21,845

Citibank N.A., Jakarta Branch (“Citibank”)

2,581

52,768

2,848

PT Bank Bukopin Tbk (“Bukopin”)

2,542

1,242

9,308

Others (each below Rp5,000)

14,729

7,043

7,875

U.S. dollar

Citibank N.A., Singapore Branch

(US$6,804 in 2012, US$5,256 in 2011

and US$4,945 in 2010)

64,502

47,660

44,464

Fortis Bank N.V., The Netherlands (US$6,578 in 2012,

US$6,220 in 2011 and US$6,960 in 2010)

62,357

56,405

62,577

Deutsche Bank AG, Jakarta Branch (“DB”)

(US$2,434 in 2012, US$305 in 2011 and US$137 in 2010)

23,079

2,763

1,235

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

Cash in banks (continued)

Third parties (continued)

U.S. dollar (continued)

Bukopin (US$1,192 in 2012 and US$78 in 2011)

11,297

707

-

HSBC (US$646 in 2012 and US$151 in 2011)

6,129

1,369

-

Citibank (US$409 in 2012, US$790 in 2011 and

US$677 in 2010)

3,878

7,164

6,087

CIMB Niaga (US$373 in 2012, US$697 in 2011 and

US$160 in 2010)

3,535

6,323

1,435

Others (US$1 in 2012, US$9 in 2011

and US$6 in 2010)

5

84

46

513,068

303, 399

281,695

Time deposits and deposits on call

Related parties (Note 30)

Rupiah

Mandiri

1,789,600

245,820

421,400

BTN

289,242

180,400

88,500

BNI

153,320

143,720

141,185

Mandiri Syariah

109,000

35,000

31,000

BRI

60,000

145,000

68,500

PT Bank QNB Kesawan Tbk

50,000

-

-

BPD - Jawa Barat

31,850

24,850

8,350

PT Bank BRI Syariah

11,000

7,500

5,000

BPD - Yogyakarta

1,000

1,000

1,000

U.S. dollar

BRI (US$20,000 in 2012, US$5,000 in 2011

and US$80,000 in 2010)

189,600

45,340

719,280

Mandiri (US$3,188 in 2012 and 2011 and

US$1,540 in 2010)

30,221

27,566

13,845

Mandiri Syariah (US$3,000 in 2011)

-

27,204

-

BPD - Jawa Barat (US$75 in 2011 and US$165 in 2010)

-

680

1,484

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

4.

CASH AND CASH EQUIVALENTS (continued)

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

Time deposits and deposits on call (continued)

Third parties

Rupiah

PT Bank Danamon Indonesia Tbk

252,000

33,000

15,900

PT Bank Permata Syariah

200,000

-

-

CIMB Niaga

188,000

55,000

22,500

PT Bank Syariah Muamalat Indonesia Tbk

 (“Muamalat”)

144,500

249,894

48,500

Bukopin

97,000

27,500

21,400

PT Bank UOB Indonesia (“UOB”)

50,000

-

-

PT Bank Tabungan Pensiunan Nasional Tbk

46,500

34,500

12,000

PT Bank Saudara Tbk

(previously PT Bank Himpunan Saudara 1906 Tbk)

41,000

32,100

15,400

DB

25,358

79,354

5,232

PT Bank ICB Bumiputera Tbk

15,500

9,500

-

Mega Syariah

14,750

17,750

13,250

PT Bank Internasional Indonesia Tbk

12,500

12,500

13,000

PT Bank Mega Tbk

8,500

5,000

3,000

BCA

-

200,000

4,080

    PT Bank DBS Indonesia (“DBS”)   -   50,000   -

Others (each below Rp5,000)

12,100

3,100

6,000

U.S. dollar

DB (US$25,218 in 2012, US$17,917 in 2011

and US$5,454 in 2010)

239,063

162,473

49,038

UOB (US$15,000)

142,200

-

-

CIMB Niaga (US$15,000 in 2012 and

US$2,000 in 2010)

142,200

-

17,984

Muamalat (US$1,500 in 2012, US$7,000 in 2011

and US$5,000 in 2010)

14,220

63,476

44,955

4,360,224

1,919,227

1,791,783

Total

4,874,871

2,224,206

2,075,270

Time deposits and deposits on call denominated in rupiah earned interest at annual rates ranging from 2.00% to 9.75% in 2012, from 2.50% to 9.75% in 2011 and from 2.50% to 10.00% in 2010, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.01% to 3.00% in 2012, from 0.01% to 2.75% in 2011 and from 0.05% to 4.75% in 2010.

5.

ACCOUNTS RECEIVABLE - TRADE

This account consists of the following:

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

Related parties (Note 30)

Telkom (including US$48 in 2012, US$51

in 2011 and US$55 in 2010)

35,061

19,977

56,108

Others (including US$4,810 in 2012, US$8,085

in 2011 and US$7,764 in 2010)

337,411

          284,667

214,038

Sub-total

372,472

          304,644

 270,146

Less allowance for impairment

45,012

47,107

47,640

Net

327,460

257,537

222,506

Third parties

Local companies (including US$19,548 in 2012,

US$16,593 in 2011 and US$13,956 in 2010)

953,026

792,857

628,224

Overseas international carriers (US$71,658

in 2012, US$66,532 in 2011 and US$93,755 in 2010)

684,464

603,309

842,954

Post-paid subscribers from:

Cellular

289,043

254,565

255,973

Fixed telecommunications

21,988

22,345

47,239

Sub-total

1,948,521

1,673,076

1,774,390

Less allowance for impairment

554,406

489,544

448,470

Net

1,394,115

1,183,532

1,325,920

Total

1,721,575

1,441,069

1,548,426

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

The aging schedule of the accounts receivable - trade is as follows:

June 30,

            December 31,

January 1, 2011 /

  2012

2011

December 31, 2010

Number of

Percentage

   Percentage

  Percentage

Months Outstanding

Amount

(%)

Amount

(%)

Amount

(%)

Related parties

0 - 6 months

283,795

76.19

196,642

64.55

201,256

74.50

7 - 12 months

25,469

6.84

35,252

11.57

47,973

17.76

13 - 24 months

46,772

12.56

64,498

21.17

6,913

2.56

Over 24 months

16,436

4.41

8,252

2.71

  14,004

5.18

Total

372,472

100.00

304,644

100.00

270,146

100.00

Third parties

0 - 6 months

968,119

49.68

947,089

56.61

787,871

44.40

7 - 12 months

119,057

6.11

208,218

12.44

279,806

15.77

13 - 24 months

366,159

18.79

255,648

15.28

          308,808

17.40

Over 24 months

495,186

25.42

262,121

15.67

397,905

22.43

Total

1,948,521

100.00

1,673,076

100.00

1,774,390

100.00

The changes in the allowance for impairment of accounts receivable - trade are as follows:

Related

Third

Total

Parties

Parties

June 30, 2012 (Six-months)

Balance at beginning of period

536,651

47,107

489,544

Provision (reversal) - net (Note 27)

57,665

(3,562

)

61,227

Net effect of foreign exchange adjustment

5,102

1,467

3,635

Balance at end of period

599,418

45,012

554,406

Individual impairment

217,719

40,809

176,910

Collective impairment

381,699

4,203

377,496

Total

599,418

45,012

554,406

Gross amount of receivables, individually impaired,

before deducting any individually assessed

impairment allowance

310,357

67,993

242,364

December 31, 2011 (One Year)

Balance at beginning of year

496,110

47,640

448,470

Provision (reversal) - net

41,051

(1,509

)

42,560

Net effect of foreign exchange adjustment

105

976

(871)

Write-offs

(615

)

-

(615)

Balance at end of year

536,651

47,107

489,544

Individual impairment

189,486

44,086

145,400

Collective impairment

347,165

3,021

344,144

Total

536,651

47,107

489,544

Gross amount of receivables, individually impaired,

before deducting any individually assessed

impairment allowance

309,556

117,572

191,984

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

Related

Third

Total

Parties

Parties

January 1, 2011 / December 31, 2010 (One Year)

Balance at beginning of year

461,810

57,538

404,272

Provision (reversal) - net

67,041

(9,712

)

76,753

Write-offs

(23,586

)

-

(23,586)

Net effect of foreign exchange adjustment

(9,155

)

(186

)

(8,969)

Balance at end of year

496,110

47,640

448,470

Individual impairment

182,175

37,576

144,599

Collective impairment

313,935

10,064

303,871

Total

496,110

47,640

448,470

Gross amount of receivables, individually impaired,

before deducting any individually assessed

impairment allowance

405,926

118,486

287,440

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain (Loss) on Foreign Exchange - Net”.

There are no significant concentrations of credit risk.

Management believes the established allowance is sufficient to cover impairment losses from uncollectible accounts receivable.

6.

PREPAID TAXES

This account consists of the following:

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

Claims for tax refund

753,480

866,843

651,657

VAT

3,218

25,355

47,701

Others

6,873

1,018

2,202

Total

763,571

893,216

701,560

Claims for tax refund as of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010 mainly consist of the Company’s corporate income tax for fiscal years 2006, 2009, 2010 and 2011 and for the six-month periods ended June 30, 2012, the Company’s income tax article 26 for fiscal years 2008 and 2009, the Company’s VAT for fiscal year 2009, and Satelindo’s corporate income tax for fiscal year 2002 and income tax article 26 for fiscal years 2002 and 2003.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

6.

PREPAID TAXES (continued)

On July 15, 2010, the Company received Decision Letter No. KEP-357/WPJ.19/BD.05/2010 from the Directorate General of Taxation (“DGT”) declining the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 (including penalties and interest). On October 14, 2010, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. On June 25, 2012, the Company received the Decision Letter from the Tax Court rejecting the Company’s appeal on Satelindo’s corporate income tax for fiscal year 2002. The Company charged the related claim for tax refund amounting to Rp103,163 to current operations as part of “Current Income Tax Expense” (Note 16).

On October 12, 2010, the Company submitted appeal letters to the Tax Court concerning the Company’s objection to the correction of Satelindo’s 2002 and 2003 income tax article 26. As of            July 27, 2012, the Company has not received any decision from the Tax Court on such appeals.

On October 29, 2010, the Company received the Decision Letter from the Tax Court which accepted the Company’s objection to the correction of the 2005 corporate income tax amounting to Rp38,155, which was offset against the underpayment of the Company’s 2008 and 2009 income tax article 26 based on Tax Collection Letters (“STPs”) received by the Company on September 17, 2010 (Note 16). On February 24, 2011, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated October 29, 2010 for the 2005 corporate income tax. On March 25, 2011, the Company submitted a Counter-Memorandum for Reconsideration Request to the Supreme Court. As of July 27, 2012, the Company has not received any decision from the Supreme Court on such request.

On April 21, 2011, the Company received the assessment letter on tax overpayment (“SKPLB”) from the DGT for the Company’s 2009 corporate income tax amounting to Rp29,272, which amount is lower than the amount recognized by the Company in its financial statements. The Company accepted a part of the corrections amounting to Rp836, which was charged to current operations. On May 31, 2011, the Company received the tax refund of its claim for 2009 corporate income tax amounting to Rp23,695, after being offset with the accepted amount of tax correction of VAT for the period January - December 2009 (Note 16). On July 20, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s 2009 corporate income tax. On June 25, 2012, the Company received the Decision Letter from the DGT which declined the Company’s objection. The Company plans to submit an appeal letter to the Tax Court concerning the Company’s objection to the correction on corporate income tax for fiscal year 2009.

On April 25, 2011, IMM received SKPLB from the Tax Office for IMM’s 2009 corporate income tax amounting to Rp34,950, which amount is lower than the amount recognized by IMM in its financial statements. IMM charged the unapproved 2009 claim for tax refund amounting to Rp597 to current operations. On the same date, IMM also received the assessment letters on tax underpayment (“SKPKBs”) for IMM’s 2009 income tax articles 21, 23 and 26 and VAT totalling Rp4,512 (including penalties and interest). On May 26 2011, IMM received the refund of its claim for  2009 corporate income tax amounting to Rp30,438, after being offset with above underpayment of IMM’s 2009 income tax articles 21, 23 and 26 and VAT.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

6.

PREPAID TAXES (continued)

On April 26, 2011, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal on the remaining correction of the 2006 corporate income tax. On June 21, 2011, the Company received the tax refund amounting to Rp82,626. On August 22, 2011, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated April 26, 2011 for the 2006 corporate income tax. On September 21, 2011, the Company submitted a Counter-Memorandum for Reconsideration Request to the Supreme Court. As of July 27, 2012, the Company has not received any decision from the Supreme Court on such request.

On April 26, 2012, IMM received SKPLB from the Tax Office for IMM’s 2010 corporate income tax amounting to Rp68,657, which amount is lower than the amount recognized by IMM in its financial statements. IMM charged the unapproved 2010 claim for tax refund amounting to Rp6,422 to current operations as part of current income tax expense (Note 16). On the same date, IMM also received SKPKBs for its 2010 income tax articles 21, 23 and 26 and VAT totalling Rp11,132 (including penalties and interest). On June 22, 2012, IMM received the refund of its claim for  2010 corporate income tax amounting to Rp57,525, after being offset with above underpayment of its 2010 income tax articles 21, 23, 26 and VAT.

7.

OTHER CURRENT FINANCIAL ASSETS - NET

This account consists of the following:

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

Short-term investments

25,395

            25,395

25,395

Less allowance for impairment

25,395

            25,395

25,395

Net

-

-

-

Restricted cash and cash equivalents (including

US$295 in 2012, US$168 in 2011 and

US$1,645 in 2010)

17,944

18,830

48,165

Finance lease receivables (Note 32h)

13,725

5,043

3,160

Others (including US$53 in 2012, US$10 in 2011 and

US$70 in 2010)

4,714

5,960

4,954

Total

36,383

29,833

56,279

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

June 30, 2012 (Six-months)

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Derecognitions

Reclassifications

of Period

Cost

Direct ownership

Landrights

543,062

703

     -

-

543,765

Buildings

867,712

-

-

3,462

871,174

Information technology equipment

3,395,355

66

-

52,637

3,448,058

Office equipment

1,234,758

2,246

(19,510)

35

1,217,529

Building and leasehold

 improvements

12,189,586

-

(15,302)

256,852

12,431,136

Vehicles

23,794

933

-

-

24,727

Cellular technical equipment

37,413,004

107,587

(253,331)

1,473,816

38,741,076

Transmission and cross-

connection equipment

19,735,033

77,496

-

637,385

20,449,914

FWA technical equipment

1,345,306

-

-

-

1,345,306

Operation and maintenance

center and measurement unit

1,452,593

-

-

17,274

1,469,867

Fixed access network

equipment

1,167,401

-

-

14,766

1,182,167

Properties under

construction and

installation

2,808,976

2,035,046

*

-

(2,456,227)

2,387,795

Under finance lease

Building and leasehold

 improvements (Note 2j)

818,964

289,013

-

-

1,107,977

Information technology equipment

-

52,336

-

-

52,336

Total

82,995,544

2,565,426

(288,143)

-

85,272,827

Accumulated Depreciation

Direct ownership

           Buildings

348,244

8,708

-

-

356,952

Information technology

equipment

2,718,609

161,802

-

-

2,880,411

Office equipment

965,840

21,385

(19,510

)

-

967,715

Building and leasehold

improvements

5,426,745

426,551

(10,875

)

-

5,842,421

5,751,670

Vehicles

20,431

1,018

-

-

21,449

Cellular technical equipment

17,535,524

1,715,652

(145,743

)

-

19,105,43318,307,501

Transmission and cross-

connection equipment

9,493,456

762,957

-

-

10,256,413

FWA technical equipment

657,696

171,708

 -

-

829,404

Operation and maintenance

center and measurement unit

1,219,365

42,213

-

-

1,261,578

Fixed access network equipment

909,355

34,628

-

-

943,983

Under finance lease

Building and leasehold

improvements (Note 2j)

123,538

75,864

-

-

199,402

Total

39,418,803

3,422,486

(176,128

)

-

42,665,161

Less Impairment in Value

98,611

-

-

-

98,611

Net Book Value

43,478,130

42,509,055

*including additional property and equipment purchased from Lintasarta amounting to Rp1,345 (net of intercompany profit of Rp443)

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

December 31, 2011 (One Year)

Balance

Transactions during the Year

Balance

at Beginning

at End

of Year

Additions

Derecognitions

Reclassifications

of Year

Cost

Direct ownership

Landrights

541,087

-

-

1,975

543,062

Buildings

814,191

2,518

-

51,003

867,712

Information technology equipment

3,046,084

16

(42,816)

392,071

3,395,355

Office equipment

1,232,237

37,596

(37,171)

2,096

1,234,758

Building and leasehold

improvements

11,956,338

-

      (107,464)

340,712

12,189,586

Vehicles

 24,700

160

(1,066)

-

23,794

Cellular technical equipment

34,850,044

400,956

(1,709,433

)

3,871,437

37,413,004

Transmission and cross-

connection equipment

18,329,220

122,992

(90,488)

1,373,309

19,735,033

FWA technical equipment

1,345,157

-

-

149

1,345,306

Operation and maintenance

center and measurement unit

1,355,263

-

(22)

97,352

1,452,593

Fixed access network

equipment

1,126,614

-

-

40,787

1,167,401

Properties under

construction and

installation

3,461,884

5,517,983

*

-

             (6,170,891)

2,808,976

Under finance lease

Building and leasehold

improvements (Note 2j)

326,979

491,985

-

-

818,964

Total

78,409,798

6,574,206

(1,988,460)

-

82,995,544

Accumulated Depreciation

Direct ownership

Buildings

313,721

34,523

-

-

348,244

Information technology

equipment

2,349,288

412,137

(42,816)

-

2,718,609

Office equipment

951,792

51,219

(37,171)

-

965,840

Building and leasehold

improvements

4,683,567

848,564

     (105,386

)

-

5,426,745

Vehicles

18,646

2,852

(1,067

)

-

20,431

Cellular technical equipment

15,488,516

3,250,203

(1,203,195

)

-

17,535,524

Transmission and cross-

connection equipment

8,036,060

1,537,432

(80,036

)

-

9,493,456

FWA technical equipment

534,842

122,854

-

-

657,696

Operation and maintenance

center and measurement unit

1,093,598

125,789

(22

)

-

1,219,365

Fixed access network equipment

842,092

67,263

-

-

909,355

Under finance lease

Building and leasehold

improvements (Note 2j)

35,648

87,890

-

-

123,538

Total

34,347,770

6,540,726

(1,469,693

)

-

39,418,803

Less Impairment in Value

98,611

-

-

-

98,611

Net Book Value

43,963,417

43,478,130

*including additional property and equipment purchased from Lintasarta amounting to Rp88,371 (net of intercompany profit of Rp27,578)

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

 January 1, 2011 / December 31, 2010 (One Year)

Balance

Transactions during the Year

Balance

at Beginning

at End

of Year

Additions

Derecognitions

Reclassifications

of Year

Cost

Direct ownership

Landrights

504,620

15,977

-

20,490

541,087

Buildings

652,677

4,088

-

157,426

814,191

Information technology

equipment

2,663,672

114

(14,159)

396,457

3,046,084

Office equipment

1,181,738

50,632

(14,998)

14,865

1,232,237

Building and leasehold

 improvements

10,924,318

-

(88,693

)

1,120,713

11,956,338

Vehicles

24,389

635

(1,500)

1,176

24,700

Cellular technical

equipment

31,170,449

158,285

(1,741,072)

5,262,382

34,850,044

Transmission and cross-

connection equipment

16,349,982

205,849

(324,912)

2,098,301

18,329,220

FWA technical equipment

1,284,431

-

(22,070)

82,796

1,345,157

Operation and maintenance

center and measurement unit

1,286,658

-

 (1,315)

69,920

1,355,263

Fixed access network

equipment

1,069,005

-

(1,851)

59,460

1,126,614

Properties under

construction and

installation

7,706,513

         5,039,357*

-

(9,283,986

)

3,461,884

Under finance lease

Building and leasehold

improvements (Note 2j)

-

326,979

-

-

326,979

Total

74,818,452

5,801,916

(2,210,570

)

-

78,409,798

Accumulated Depreciation

Direct ownership

Buildings

283,781

29,940

-

-

313,721

Information technology

equipment

1,983,438

379,995

(14,145)

-

2,349,288

Office equipment

912,383

54,399

(14,990)

-

951,792

Building and leasehold

improvements

3,952,460

811,639

(80,532)

-

4,683,567

Vehicles

15,761

3,588

(703

)

-

18,646

Cellular technical

equipment

14,044,917

3,026,386

(1,582,787

)

-

15,488,516

Transmission and cross-

connection equipment

6,925,779

1,435,193

(324,912

)

-

8,036,060

FWA technical equipment

434,990

121,922

(22,070

)

-

534,842

Operation and maintenance

center and measurement unit

959,924

134,989

(1,315

)

-

1,093,598

Fixed access network

equipment

777,601

66,342

(1,851)

-

842,092

Under finance lease

Building and leasehold

improvements (Note 2j)

-

35,648

-

-

35,648

Total

30,291,034

6,100,041

(2,043,305

)

-

34,347,770

Less Impairment in Value

98,611

-

-

-

98,611

Net Book Value

44,428,807

 43,963,417

*including additional property and equipment purchased from Lintasarta amounting to Rp 71,423 (net of intercompany loss of Rp11,683)

8.

PROPERTY AND EQUIPMENT (continued)

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

Depreciation expense charged to the interim consolidated statement of comprehensive income amounted to Rp3,422,486 and Rp3,144,811 for the six-month periods ended June 30, 2012 and 2011, respectively. As a result of the change in estimate of useful lives as described in Note 2h, the depreciation expense for the six-month period ended June 30, 2012 increased by Rp74,594.

Management believes that there is no impairment in asset value or recovery of the impairment reserve as contemplated in PSAK 48 (Revised 2009) for the six-month periods ended June 30, 2012 and 2011.

As of June 30, 2012, the Group has no property and equipment pledged as collateral to any credit facilities.

As of June 30, 2012, the Group insured its property and equipment (except submarine cables and landrights) for US$233,581 and Rp40,492,747 including insurance amounting to US$132,800 on the Company‘s satellite. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

The details of the Group’s properties under construction and installation as of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010 are as follows:

Percentage of

Estimated Date

Completion

Cost

of Completion

June 30, 2012

Cellular technical equipment

1 - 99

1,407,853

July 2012 - August 2013

Transmission and cross-connection equipment

1 - 99

620,465

July 2012 - February 2013

April - November 2012

Building and leasehold improvement

1 - 99

202,459

July - November 2012

Information technology equipment

5 - 95

140,142

July - December 2012

Others (each below Rp50,000)

80 - 95

16,876

July - August 2012

Total

2,387,795

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

Percentage of

Estimated Date

Completion

Cost

of Completion

December 31, 2011

Cellular technical equipment

17 - 90

1,775,032

January - June 2012

Transmission and cross-connection equipment

18 - 98

799,321

January - June 2012

Building and leasehold improvements

20 - 95

141,022

January - June 2012

Information technology equipment

          40 - 80

91,182

January 2012 -

January 2013

Others

          40 - 90

2,419

January - September 2012

Total

2,808,976

January 1, 2011 / December 31, 2010

Cellular technical equipment

5 - 99

2,170,612

January - December 2011

Transmission and cross-connection equipment

   5 - 99

955,425

January - December 2011

Building and leasehold improvements

 6 - 95

242,194

January - December 2011

Others (each below Rp50,000)

5 - 95

93,653

January - December 2011

Total

3,461,884

Borrowing costs capitalized to properties under construction and installation for the six-months ended June 30, 2011 amounted to Rp2,679.

For the six-month period ended June 30, 2012 and years ended December 31, 2011 and January 1, 2011 / December 31, 2010, exchanges and sales / outright sale of certain property and equipment were made as follows:

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

(Six-months)

(One Year)

(One Year)

Exchanges of Assets

Kalimantan Project (Note 32f)

Carrying amount of assets received

-

400,956

158,285

Carrying amount of assets given up

-

(400,956

)

(158,285

)

Sumatra and Java Project (Note 32d)

Carrying amount of assets received

107,587

115,734

-

Carrying amount of assets given up

(107,587

)

(115,734

)

-

Sales of Assets

Proceeds

1,500

6,708

7,741

Net book value

-

(76

)

(841

)

Outright sales of assets being leased

Fair value of assets being leased

55,358

27,529

66,658

Net book value

(4,427

)

(2,001

)

(8,139

)

Gain

52,431

32,160

65,419

In the above exchange of asset transactions, the fair values of neither the assets received nor the assets given up could be measured reliably, hence, their values were measured at the carrying amounts of the assets given up.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

9.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005, in SMT in 2008 and in LMD in 2010.

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Spectrum license

222,922

Customer base

- Post-paid

154,220

- Prepaid

73,128

Brand

147,178

Total

597,448

The changes in the goodwill and other intangible assets account for the six-month period ended    June 30, 2012 and years ended December 31, 2011 and 2010 are as follows:

	Non-integrated software	Other intangible asset	Goodwill	Total
Cost
At January 1, 2010	235,577	597,448	2,944,362	3,777,387
Additions	40,052	-	-	40,052
At December 31, 2010	275,629	597,448	2,944,362	3,817,439
Additions	10,340	112	-	10,452
At December 31, 2011	285,969	597,560	2,944,362	3,827,891
Additions	13,936	-	-	13,936
At June 30, 2012	299,905	597,560	2,944,362	3,841,827

Accumulated Amortization
At January 1, 2010	215,357	588,351	1,393,599	2,197,307
Amortization	10,595	9,097	226,380	246,072
At December 31, 2010	225,952	597,448	1,619,979	2,443,379
Amortization	17,608	51	-	17,659
At December 31, 2011	243,560	597,499	1,619,979	2,461,038
Amortization	8,706	4	-	8,710
At June 30, 2012	252,266	597,503	1,619,979	2,469,748

Net Book Value:
At December 31, 2010	49,677	-	1,324,383	1,374,060
At December 31, 2011	42,409	61	1,324,383	1,366,853
At June 30, 2012	47,639	57	1,324,383	1,372,079

Goodwill acquired through business combination has been allocated to the cellular business unit, which is also considered as one of the Group’s operating segments.

9.

GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

Goodwill is tested for impairment annually (as at December 31) and when circumstances indicate the carrying value may be impaired. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As of December 31, 2011, the market capitalization of the Company was above the book value of its equity. The recoverable amount of the cellular business unit has been determined based on fair values less cost to sell (“FVLCTS”) calculation that uses the Income Approach (a Discounted Cash Flows Method) and the Market Approach (a Guideline Public Company Method).

Key assumptions used in the FVLCTS calculation at December 31, 2011:

Discount rates - The Company has chosen to use weighted average cost of capital (“WACC”) as the discount rate for the discounted cash flow. The estimated WACC applied in determining the recoverable amount of the cellular business unit is between 11% and 12%.

Compounded Annual Growth Rate (“CAGR”) - The CAGR projection for the 5-year budget period of the cellular business unit revenue based on the market analysts’ forecast is between 3.9% and 5.6%.

Cost to Sell - As the recoverable amount of the cellular business unit is determined using FVLCTS, the estimated cost to sell the business is based on a certain percentage of the equity value. The estimated cost to sell used for this calculation is at approximately 1.5% of the enterprise value.

As of June 30, 2012, the market capitalization of the Company was above the book value of its equity. As a result, management does not perform an impairment calculation as of June 30, 2012.

10.

LONG-TERM PREPAID RENTALS - NET OF CURRENT PORTION

This account represents mainly the long-term portion of prepaid rentals on sites and towers.

11.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the purchase and construction/ installation of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction/installation of the property and equipment has reached a certain percentage of completion.

12.  OTHER NON-CURRENT FINANCIAL ASSETS - NET

This account consists of the following:

March 31,December 31,January 1,

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

Other long-term investments

116,307

116,307

102,707

Less allowance for impairment

113,577

113,577

99,977

Net

2,730

2,730

2,730

Restricted cash and cash equivalents

(including US$267 in 2012, US$290 in 2011 and

US$155 in 2010)

51,168

50,826

39,595

Employee loans receivable

12,490

13,515

15,679

12.  OTHER NON-CURRENT FINANCIAL ASSETS - NET (continued)

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

Others (including US$1,156 in 2012, US$1,288

in 2011 and US$1,272 in 2010)

25,808

23,345

22,401

Sub-total

89,466

87,686

77,675

Total

92,196

90,416

80,405

Other long-term investments - net consist of the following:

a.

  Investments in shares of stock accounted under the cost method:

June 30, 2012

	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk	Indonesia	Cable television and internet network service provider	1.07	50,000
Pendrell Corporation [previously ICO Global Communication (Holdings) Limited*]	United States of America	Satellite service	0.0067	49,977
Asean Cableship Pte. Ltd. (“ACPL”)**	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 - 18.89	14,966
Total				116,208
Less allowance for impairment				113,577
Net				2,631

December  31, 2011

PT First Media Tbk	Indonesia	Cable television and internet network service provider	1.07	50,000
Pendrell Corporation*	United States of America	Satellite service	0.0067	49,977
ACPL**	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 - 18.89	14,966
Total				116,208
Less allowance for impairment				113,577
Net				2,631

January 1, 2011 / December  31, 2010

PT First Media Tbk	Indonesia	Cable television and internet network service provider	1.07	50,000
Pendrell Corporation*	United States of America	Satellite service	0.0087	49,977
ACPL**	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 - 14.29	1,366
Total				102,608
Less allowance for impairment				99,977
Net				2,631

*

On March 15, 2011, the Company’s ownership in ICO Global Communication (Holdings) Limited was diluted from 0.0087% to 0.0068% since the Company did not exercise its right in relation to a right issue conducted by ICO Global Communication (Holdings) Limited. On July 21, 2011, ICO Global Communication changed its name to Pendrell Corporation. Furthermore, as of June 30, 2012 and December 31, 2011, the Company’s ownership in Pendrell has been diluted to 0.0067%.

**

The Company received dividend income from its investment in ACPL totaling US$1,574 (equivalent to Rp13,790) and US$2,140 (equivalent to Rp19,281) for the years ended December 31, 2011 and 2010, respectively.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

12.  OTHER NON-CURRENT FINANCIAL ASSETS - NET (continued)

The Company has provided allowance for impairment of its investments in shares of stock accounted for under the cost method amounting to Rp113,577 as of June 30, 2012 and December 31, 2011 and Rp99,977 as of January 1, 2011 / December 31, 2010, which the Company believes is adequate to cover impairment losses on the investments.

b.

Equity securities from BNI of Rp89 and Telkom of Rp10 are both available for sale as of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010.

13.

OTHER NON-CURRENT ASSETS - NET

As of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010, this account consisted of the following:

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

Investment in an associated company

56,800

56,300

56,300

Less allowance for impairment

56,300

56,300

56,300

Net

500

-

-

Others (including US$56 in 2012)

35,094

5,593

8,341

Total

35,594

5,593

8,341

14.

SHORT-TERM LOAN

The balance of this account as of June 30, 2012 of Rp1,299,388 (net of unamortized loan issuance cost of Rp612) represents loan from Mandiri, a related party (Note 30).

On June 21, 2011, the Company entered into a Revolving Time Loan Facility agreement with Mandiri covering a maximum amount of Rp1,000,000 to finance the Company’s operational working capital, capital expenditure and/or refinancing requirements. This facility is available from June 21, 2011 to June 20, 2014 and drawdowns bear interest at 1-month Jakarta Inter-Bank Offered Rate (“JIBOR”) plus 1.4% per annum. Each drawdown matures 3 months from the drawdown date and can be extended for further 3-month periods by submitting a written request for such extension to Mandiri.

On August 2, 2011, the Company made the first drawdown amounting to Rp300,000 from the facility, which was extended to February 2, 2012 based on extended request letter dated October 25, 2011.

Subsequently, on December 5, 2011, the Company entered into an amendment of this agreement to cover the increase of the facility amount up to Rp1,500,000 and the change of the interest rate to         1-month JIBOR plus 1.25% per annum.

On December 14, 2011, the Company drew down Rp1,200,000 from this facility.

On February 2, 2012, the Company repaid partially the Revolving Time Loan Facilities from Mandiri amounting to Rp200,000.

On March 28, 2012, the Company drew down Rp200,000 from this facility.

14.

SHORT-TERM LOAN (continued)

On May 14, 2012, the Company repaid partially the Revolving Time Loan Facilities from Mandiri amounting to Rp200,000.

On June 21, 2012, the Company drew down Rp200,000 from this facility.

On June 29, 2012, the Company repaid partially the Revolving Time Loan Facilities from Mandiri amounting to Rp200,000.

Voluntary early repayment is permitted subject to 3 days’ prior written notice. The Company may early repay the whole or any part of the loan.

Based on the facility agreement, the Company is required to comply with certain covenants such as maintaining financial ratios. As of June 30, 2012, the Company has complied with all the financial ratios required to be maintained.

The amortization of the loan issuance cost for the six-month periods ended June 30, 2012 and 2011 amounted to Rp156 and Rp220, respectively (Note 28).

15.

PROCUREMENT PAYABLE

This account consists of amounts due for capital and operating expenditures procured from the following:

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

Related parties (Note 30) (including US$90

in 2012, US$114 in 2011 and US$404 in 2010)

30,397

36,073

68,681

Third parties (including US$119,911 in 2012,

US$220,674 in 2011 and US$246,211 in 2010)

2,479,473

3,393,848

3,575,786

Total

2,509,870

3,429,921

3,644,467

The billed and unbilled amounts of the procurement payable amounted to Rp352,628  and Rp2,157,242, respectively, as of June 30, 2012, Rp555,065 and Rp2,874,856, respectively, as of December 31, 2011 and Rp360,508 and Rp3,283,959, respectively, as of January 1, 2011 / December 31, 2010.

16.

TAXES PAYABLE

This account consists of the following:

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

Estimated corporate income tax payable,

less tax prepayments of Rp44,005 in 2012,

Rp106,847 in 2011 and Rp123,281 in 2010

3,152

13,330

4,890

Income tax:

Article 4(2)

12,586

10,624

14,299

Article 21

10,514

15,366

14,032

Article 23

5,153

4,107

9,177

Article 25

9,454

14,964

18,899

Article 26

53,203

18,863

88,787

Article 29

6,056

-

-

VAT

22,953

11,123

18,107

Others

57

186

1,254

Total

123,128

88,563

169,445

The reconciliation between profit before income tax and estimated taxable income (tax loss) of the Company for the six-month periods ended June 30, 2012 and 2011 is as follows:

2012

2011

Profit before income tax per interim consolidated statement of comprehensive income

3,614

1,062,327

Subsidiaries’ profit before income tax and effect of

inter-company consolidation eliminations

(107,203

)(86,866)

Profit (loss) before income tax of the Company

(103,589

)975,461

Positive adjustments

Interest compensation on the overpayment of 2004 corporate income tax

60,674

-

Provision for impairment of receivables - net

59,732

44,489

Accrual of employee benefits - net of realization

56,632

-

Gain on sale and exchange of property and equipment

52,116

189,638

Charges from leasing transactions

29,489

18,954

Employee benefit

26,057

30,190

Provision for termination, gratuity and compensation benefits of employees - net of realization

23,483

-

Amortization of debt and bonds issuance costs,

consent solicitation fees and discount (Notes 14, 18 and 19)

23,468

7,462

Donations

4,730

  7,467

Amortization of long-term prepaid licenses

1,717

-

Representation and entertainment

666

4,284

Assessments for income taxes and VAT (including penalties)

-

5,041

Others

31,749

21,281

Negative adjustments

Equity in net income of investees

(105,267

)

(95,209)

Amortization of goodwill and other intangible assets

(75,317

)(86,652)

Income from leasing transactions

(47,224

)

(21,286)

Depreciation - net

(28,336

)(275,533

)

Interest income already subjected to final tax

(14,936

)(25,228)

Net periodic pension cost

(3,181

)(19,005)

Realization of accrual of employee benefits - net

-

(172,954)

Realization of provision for termination, gratuity and compensation benefits of employees - net

-

(21,878)

16.

TAXES PAYABLE (continued)

The reconciliation between profit before income tax and estimated taxable income (tax loss) of the Company for the six-month periods ended June 30, 2012 and 2011 is as follows (continued):

2012

2011

Negative adjustments (continued)

Amortization of long-term prepaid licenses

-

(6,627)

Other

(1,493

)-

Estimated taxable income (tax loss) of the Company - current period

(8,830

)

579,895

Tax loss carryforward at beginning of period

(1,408,985

)

(1,142,061)

Tax loss carryforward at end of period

(1,417,815

)

(562,166)

The computation of the income tax expense for the six-month periods ended June 30, 2012 and 2011 is as follows:

2012

2011

Income tax expense (benefit) - current (at statutory tax rates)

Company

-

-

Tax expense from tax correction on Satelindo’s corporate

income tax for fiscal year 2002 (Note 6)

103,163

-

Interest compensation on the overpayment of 2004 corporate

income tax

(60,674

)

-

Subsidiaries

47,157

56,601

Tax expense from tax correction on IMM’s corporate

income tax for fiscal year 2010 (Note 6)

6,422

-

Income tax expense - current - net

96,068

56,601

Income tax expense (benefit) - deferred - effect

of temporary differences at applicable tax rate

Company

Equity in net income of investees

20,003

23,802

Amortization of goodwill and other intangible assets

18,829

21,663

Income from leasing transactions

11,806

5,322

Depreciation - net

7,084

68,883

Net periodic pension cost

795

4,751

Provision for impairment of receivables - net

(14,933

)

(11,122)

Realization of accrual of employee benefits - net

(14,158

)

43,238

Gain on sale and exchange of property

and equipment - net

(13,029

)

(47,410

)

Charges from leasing transactions

(7,372

)

(4,739)

Realization of accrual of provision for termination, gratuity and compensation benefits of

employees - net

(5,871

)

5,470

Amortization of debt and bonds issuance costs,

consent solicitation fees and discount (Notes 14, 18 and 19)

(5,867

)

(1,865

)

Tax (gain) loss

(2,208

)

144,974

Amortization of long-term prepaid licenses

(429

)

1,657

Others

(8,915

)

(3,643

)

Net

(14,265

)

250,981

Subsidiaries

8,553

(4,442)

Net income tax expense (benefit) - deferred

(5,712

)

246,539

Income tax expense - net

90,356

303,140

16. TAXES PAYABLE (continued)

The computation of the estimated income tax payable for the six-month periods ended June 30, 2012 and 2011 is as follows:

2012

2011

Income tax expense (benefit) - current

Company

-

-

Tax expense from tax correction on Satelindo’s corporate

income tax for fiscal year 2002 (Note 6)

103,163

-

Interest compensation on the overpayment of 2004 corporate

income tax (Notes 21 and 37)

(60,674

)

-

Subsidiaries

47,157

56,601

Tax expense from tax correction on IMM’s corporate

income tax for fiscal year 2010 (Note 6)

6,422

-

Income tax expense - current - net

96,068

56,601

Less prepayments of income tax of the Company

Article 22

31,913

26,498

Article 23

1,487

863

Total prepayments of income tax of the Company

33,400

27,361

Less prepayments of income tax of Subsidiaries

Article 23

2,417

3,747

Article 25

70,933

97,687

Total prepayments of income tax of Subsidiaries

73,350

101,434

Total prepayments of income tax

106,750

128,795

Estimated income tax payable

of Subsidiaries

3,152

3,739

Claims for tax refund (presented as part of “Prepaid Taxes”)

Company

33,400

27,361

Subsidiaries

29,345

48,573

Total

62,745

75,934

16. TAXES PAYABLE (continued)

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 25% to the profit before income tax and the income tax expense as shown in the interim consolidated statement of comprehensive income for the six-month periods ended June 30, 2012 and 2011 is as follows:

2012

2011

Profit before income tax per interim consolidated statement

of comprehensive income

3,614

1,062,327

Income tax expense at the applicable tax rate

904

265,582

Company’s equity in Subsidiaries’ profit before income tax

and reversal of

inter-company consolidation eliminations

26,544

30,923

Tax effect on permanent differences

Employee benefits

8,596

8,764

Donations

2,255

1,869

Representation and entertainment

410

1,961

Assessment for income taxes and VAT (including penalties)

153

1,260

Interest income already subjected to final tax

(8,449

)

(13,478)

Others

9,285

(2,577)

Interest compensation on the overpayment of 2004 corporate

income tax

(60,674

)

-

Tax expense from tax correction on Satelindo and IMM’s corporate income tax for fiscal year 2002 and 2010, respectively

109,585

-

Others

1,747

8,836

Income tax expense per interim consolidated statement

of

comprehensive income

90,356

303,140

The tax effects of significant temporary differences between financial and tax reporting of the Company which are outstanding as of June 30, 2012, December 31, 2011 and January 1, 2011/ December 31, 2010 are as follows:

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

Deferred tax assets

Tax loss carryforward

354,453

352,246

285,515

Accrual of employee benefits - net

226,445

206,416

235,104

Allowance for impairment of receivables

140,005

125,073

118,195

Allowance for impairment of investment in an

associated company and

other long-term investments

42,469

42,469

39,069

Charges from leasing transactions

21,024

13,652

4,175

Pension cost

17,501

18,296

22,143

Allowance for impairment of short-term investment

6,349

6,349

6,349

Others

1,417

1,550

3,300

Total

809,663

766,051

713,850

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16. TAXES PAYABLE (continued)

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

Deferred tax liabilities

Property and equipment

2,493,990

2,499,934

2,247,179

Investments in subsidiaries/associated

company - net of amortization of goodwill

and other intangible assets

225,631

195,431

229,239

Income from leasing transactions

31,669

19,863

14,912

Long-term prepaid licenses

16,447

16,876

13,562

Difference in transactions of equity changes in an

associated company

1,460

1,460

1,460

Deferred debt and bonds issuance costs,

consent solicitation fees and discount

989

6,856

10,526

Others

-

659

659

Total

2,770,186

2,741,079

2,517,537

Deferred tax liabilities - net

1,960,523

1,975,028

1,803,687

The breakdown by entity of the deferred tax assets and liabilities outstanding as of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010 is as follows:

                 January 1, 2011 /

 June 30, 2012

December 31, 2011

               December 31, 2010

Deferred Tax

Deferred Tax

Deferred Tax

Deferred Tax

Deferred Tax

Deferred Tax

Assets

Liabilities

Assets

Liabilities

Assets

Liabilities

Company

-

1,960,523

-

1,975,028

-

1,803,687

Subsidiaries

Lintasarta

76,055

-

80,396

-

77,755

-

IMM

31,272

-

33,718

-

17,263

-

APE

-

6,931

-

5,165

-

4,383

ISPL

-

1,027

-

1,027

-

428

SMT

-

-

-

-

-

1,597

Total

107,327

1,968,481

114,114

1,981,220

95,018

1,810,095

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation on property and equipment.

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the allowance for impairment of receivables is realized upon the write-off of the receivables after fulfilling certain requirements under the Income Tax Law, the allowance for impairment of investments in associated company and other long-term investments is realized upon sale of the investments and the pension cost is paid.

The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries/associated company, long-term prepaid licenses, debt and bonds issuance costs, consent solicitation fees and discount.

16. TAXES PAYABLE (continued)

Prior to 2011, the Company provided for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investments in subsidiaries as the Company believed that it was probable the investments in certain subsidiaries would be recovered through the sale of the shares which is a taxable transaction, and for certain subsidiaries the differences would be deductible from ordinary income as a result of a merger. In 2011, the Company re-evaluated its investment strategy including the accounting treatment on the recognition of deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in investments in subsidiaries and the evaluation of “forseeable future” and the “probable” judgements. Based on the Company’s evaluation, the deferred tax liabilities were not recognized for temporary differences between the tax and book bases of investments in certain subsidiaries (IMM, ISPL and IPBV) since the Company believed the timing of the reversal of the temporary differences could be controlled and it was probable that the temporary differences would not reverse in the foreseeable future. Hence, the balance of the deferred tax liabilities on the taxable temporary differences on the investments in IMM, ISPL and IPBV as of January 1, 2011 totalling Rp111,097 was reversed and credited to current deferred income tax benefit.

On September 17, 2010, the Company received STPs from the DGT for the underpayment of the Company’s 2008 and 2009 income tax article 26 totalling Rp80,018 (including interest). On October 13, 2010, the Company submitted cancellation letters to the Tax Office regarding such STPs. Subsequently, on November 16, 2010, the Company was required to pay a certain portion of these STPs by using the approved tax refund received on the Company’s corporate income tax for fiscal year 2005 amounting to Rp38,155 (Note 6). On January 7, 2011, the Company paid the remaining amount of Rp41,863 on the underpayment of the Company’s 2008 and 2009 income tax article 26 based on STPs from the DGT. On April 11, 2011, the Company received a letter from the Tax Office which declined the request for cancellation of such STPs. On May 5, 2011, the Company submitted an appeal letter to the Tax Court concerning these STPs. As of July 27, 2012, the Company has not yet received any decision from the Tax Court on such appeal (Note 38g).

On April 21, 2011, the Company received SKPKB from the DGT for the Company’s VAT for the period January - December 2009 totalling Rp182,800 (including penalties). The Company accepted a part of the corrections amounting to Rp4,160 which was charged to current operations (Note 6). On July 15, 2011, the Company paid the remaining underpayment amounting to Rp178,640 of the VAT for  the period January - December 2009. On July 19, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s VAT for the period January - December 2009. On June 4, 2012, the Company received the decision letter from the DGT that declined the Company’s objection and, based on its audit, the DGT charged the Company for additional underpayment totalling Rp53,139, resulting in total underpayment of Rp231,779. The Company plans to submit an appeal letter to the Tax Court concerning this decision letter.

On March 5, 2012, the Company received the Tax Court’s Decision Letter accepting the Company’s request for interest compensation related to the issuance of 2004 SKPLB amounting to Rp60,674, which was credited to current income tax benefit in the Company’s statement of comprehensive income. On June 29, 2012, the Company received a copy of a Memorandum for Reconsideration Request (Memori Permohonan Peninjauan Kembali) from the Tax Court to the Supreme Court on the Tax Court’s Decision Letter dated March 5, 2012 for the interest compensation related to the issuance of 2004 SKPLB. On July 27, 2012, the Company submitted a Counter-Memorandum for Reconsideration Request to the Supreme Court.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16. TAXES PAYABLE (continued)

The tax losses carryover of SMT and the Company as of June 30, 2012 can be carried forward through 2017 based on the following schedule:

Year of Expiration

Amount

2013

26,660

2014

31,901

2015

1,192,832

2016

289,695

2017

24,373

Total

1,565,461

17.

ACCRUED EXPENSES

This account consists of the following:

January 1,

2011 /

June 30,

December 31,

December 31,

201220112010

Interest

325,569

319,880

339,957

Network repairs and maintenance

276,840

288,731

265,428

Employee benefits (Notes 22 and 29)

203,369

180,441

216,732

Marketing

183,655

214,907

120,092

Radio frequency fee (Note 33)

174,417

          283,588

195,686

Dealer incentives (Note 2k)

118,287

82,615

125,836

Universal Service Obligation (“USO”) (Note 33)

116,756

59,716

59,899

Utilities

86,890

58,609

85,650

Rental

86,532

59,929

28,090

Blackberry access fee

82,659

79,627

20,679

Link

71,877

55,593

31,111

Consultancy fees

51,953

35,309

65,288

Concession fee (Note 33)

27,800

35,370

38,005

General and administration

13,989

31,119

27,706

Others (each below Rp20,000)

82,301

106,043

90,726

Total

1,902,894

1,891,477

1,710,885

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18.

LOANS PAYABLE

This account consists of the following:

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

Third parties - net of unamortized debt issuance cost,

debt discount and consent solicitation fees of

Rp131,094 in 2012, Rp146,511 in 2011 and

Rp189,979 in 2010; unamortized debt discount of

Rp7,897 in 2012, Rp11,891 in 2011 and Rp19,267 in 2010

8,112,460

8,727,473

9,553,906

Related party (Note 30)

Mandiri - net of unamortized debt issuance cost and consent

 solicitation fees of Rp388 in 2012, Rp1,157 in 2011 and

Rp2,955 in 2010

999,612

998,843

1,297,045

Total loans payable

9,112,072

9,726,316

10,850,951

Less current maturities (net of unamortized debt issuance cost,

debt discount and consent solicitation fees of

Rp15,024 in 2012, Rp2,295 in 2011 and Rp373 in 2010)

Third parties

3,949,705

2,301,694

2,884,147

Related party

999,612

998,843

300,000

Total current maturities

4,949,317

3,300,537

3,184,147

Long-term portion

Third parties

4,162,755

6,425,779

6,669,759

Related party

-

-

997,045

Total long-term portion

4,162,755

6,425,779

7,666,804

18.

LOANS PAYABLE (continued)

The loans from third parties consist of the following:

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

AB Svensk Exportkredit, Sweden with Guarantee

from Exportkreditnamnden - net of unamortized debt

issuance cost of Rp26,138 in 2012, Rp26,434

in 2011 and Rp27,593 in 2010

2,012,062

2,127,216

1,972,905

Syndicated U.S. Dollar Loan Facility - net

of unamortized debt issuance cost and consent

solicitation fees of Rp6,357 in 2012, Rp11,621

in 2011

and Rp27,122 in 2010

1,828,023

2,069,484

4,018,828

HSBC France - net of unamortized debt issuance cost

and consent solicitation fees of Rp95,717 in 2012,

Rp104,536 in 2011 and Rp129,167 in 2010

1,336,143

1,356,403

1,500,434

BCA Revolving Time Loan - net of unamortized debt

issuance cost of Rp579 in 2012 and Rp736 in 2011

1,299,421

1,499,264

-

BCA - net of unamortized debt issuance cost

and consent solicitation fees of Rp382 in 2012,

Rp1,138 in 2011 and Rp2,903 in 2010

999,618

998,862

1,297,097

Goldman Sachs International

Principal, net of unamortized debt discount

of Rp7,897 in 2012, Rp11,891 in 2011

and Rp19,267 in 2010

466,103

422,409

415,033

Foreign Exchange (FX) Conversion Option

-

49,518

54,595

9-Year Commercial Loan - net of unamortized

debt issuance cost and consent solicitation fees

of Rp1,921 in 2012, Rp2,046 in 2011

and Rp2,821 in 2010

171,090

181,834

203,805

Investment Credit Facility 6 from CIMB Niaga

-

22,483

52,483

Finnish Export Credit Ltd. - net of unamortized

debt issuance cost and consent solicitation

fees of Rp373

-

-

33,793

Investment Credit Facility 5 from CIMB Niaga

-

-

4,933

Total

8,112,460

8,727,473

9,553,906

Less current maturities (net of unamortized debt

issuance costs and consent solicitation fees

totaling Rp14,636 in 2012, Rp2,295 in 2011

and Rp373 in 2010)

3,949,705

2,301,694

2,884,147

Long-term portion

4,162,755

6,425,779

6,669,759

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18. LOANS PAYABLE (continued)

The details of the loans from the related party and third parties are as follows:

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
a. Mandiri*	▪ 5-year unsecured credit facility 1 ▪ Loan drawdowns are payable annually	September 18, 2012	Rp2,000,000	▪ Year 1: 9.75% p.a. ▪ Year 2: 10.5% p.a. ▪ Years 3-5: Average 3-month JIBOR + 1.5% p.a. ▪ Payable quarterly

▪

Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice

▪

With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date

▪

On June 21, 2012, the Company obtained the consent letter from Mandiri for the sale of asset transaction (Note 32b). As of June 30, 2012, the Company is in the process of amending the credit facility agreement with Mandiri.

a. AB Svensk Exportkredit (“SEK”), Sweden with Guarantee from Export - kreditnamnden (“EKN”)	▪ Credit facilities consisting of Facilities A, B and C with maximum amounts of US$100,000, US$155,000 and US$60,000, respectively ▪ Loan drawdowns are payable semi-annually	May 31, 2016 for Facility A, February 28, 2017 for Facility B and November 30, 2017 for Facility C	US$315,000

▪

Facility A: Margin of 0.25%, LIBOR, SEK Funding Cost of 1.05% and EKN Premium Margin of 1.57%

▪

Facility B: Margin of 0.05%, Commercial Interest Reference Rate (“CIRR”) and EKN Premium Margin of 1.61%

▪

Facility C: Margin of 0.05%, CIRR and EKN Premium Margin of 1.59%

▪

Payable semi-annually

▪

Permitted only in proportionate amount for each of Facilities A, B and C, after the last day of the availability period and on a repayment date subject to 20 days’ prior written notice

▪

In minimum amount of US$5,000 and in an amount divisible by US$500

▪

Any repayment shall satisfy the obligations of loan repayment in inverse chronological order

▪

On June 18, 2012, the Company amended its credit facility agreement with HSBC Bank Plc, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transactions (Note 32b).

*   related party (Note 30)

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18. LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
a. Syndicated U.S. Dollar Loan Facility - 12 Financial Institutions** Syndicated U.S. Dollar Loan Facility - 12 Financial Institutions**	▪ 5-year unsecured credit facility ▪ Loan drawdowns are payable semi-annually	June 12, 2013	US$450,000	▪ USD London Inter-Bank Offered Rate (“LIBOR”) + 1.9% p.a. (onshore lenders); USD LIBOR + 1.85% p.a. (offshore lenders) ▪ Payable semi-annually

▪

Permitted only after the 6th month from the date of loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000)

▪

On June 19, 2012, the Company amended its credit facility agreement with PT Bank DBS Indonesia, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transactions (Note 32b).

d. HSBC France	▪ 12 year - COFACE term facility ▪ Payable in twenty semi-annual installments	September 30, 2019	US$157,243	▪ 5.69% p.a. ▪ Payable semi-annually

▪

Permitted with a corresponding proportionate voluntary prepayment under the SINOSURE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

▪

In minimum amount of US$10,000 and in an amount divisible by US$1,000

▪

Any repayment shall satisfy the obligations of loan repayment in inverse chronological order

▪

On June 18, 2012, the Company amended its COFACE credit facility agreement with HSBC France, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transactions (Note 32b).

**

On October 14, 2011, PT Bank UOB Indonesia (one of lenders under the Syndicated U.S. Dollar Loan Facility) transferred its portion of the loan to UOB Limited (another lender under the Syndicated U.S. Dollar Loan Facility), hence the number of lenders became 12.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18. LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
d. HSBC France (continued)	▪ 12 year - SINOSURE term facility (Note 38h) ▪ Payable in twenty semi-annual installments	September 30, 2019	US$44,200	▪ USD LIBOR + 0.35% p.a. ▪ Payable semi-annually

▪

Permitted with a corresponding proportionate voluntary prepayment under the COFACE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

▪

In minimum amount of US$10,000 and in an amount divisible by US$1,000

▪

Any repayment shall satisfy the obligations of loan repayment in inverse chronological order

e. BCA

▪

The revolving time loan with maximum amount of Rp1,000,000

▪

Each drawdown matures 1 month from the drawdown date. Subsequently, on August 9, 2011, the Company obtained an approval from BCA to amend the maturity date of each drawdown to become at the latest on February 10, 2014

▪

On December 1, 2011, the facility was amended to increase the facility amount up to Rp1,500,000 and change the interest rate

		February 10, 2014	Rp1,500,000	▪ JIBOR + 1.4% p.a. However, starting December 1, 2011, JIBOR + 1.25% p.a. ▪ Payable monthly

▪

Permitted subject to 1 day prior written notice

▪

The Company may repay the whole or any part of the loan (Note 38e)

▪

On June 11, 2012, the Company obtained the consent letter from BCA for the sale of asset transaction (Note 32b). As of June 30, 2012, the Company is in the process of amending the revolving time loan agreement with BCA.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18.

LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
f. BCA	▪ 5-year unsecured credit facility 1 ▪ Loan drawdowns are payable annually	September 27, 2012	Rp2,000,000	▪ Year 1: 9.75% p.a. ▪ Year 2: 10.5% p.a. ▪ Years 3-5: 3-month JIBOR + 1.5% p.a. ▪ Payable quarterly

▪

Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice

▪

With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date

•

On June 11, 2012, the Company obtained the consent letter from BCA for the sale of asset transaction (Note 32b). As of June 30, 2012, the Company is in the process of amending the credit facility agreement with BCA.

g. Goldman Sachs International (“GSI”) ***

▪

Investment loan

▪

Provides an “FX Conversion Option” for GSI to convert the loan payable into U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”)

▪

Fair value of FX Conversion Option as of December 31, 2011 and

December 31,

2010 amounting to US$5,460.78  (equivalent to Rp49,518) and US$6,072.20 (equivalent to Rp54,595), respectively

(Note 20)

		May 30, 2013	US$50,000	▪ 8.75% p.a. ▪ Payable quarterly ▪ If GSI takes FX Conversion Option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal

▪

Certain changes affecting withholding taxes in the United Kingdom or Indonesia

▪

Default under Guaranteed Notes due 2012

▪

Default under the Company’s USD Notes and IDR Bonds

▪

Redemption, purchase or cancellation of the Guaranteed Notes Due 2012 and there are no USD Indosat Notes outstanding upon such redemption, purchase or cancellation

▪

Change of control in the Company

***

On May 30, 2012, GSI exercised the FX conversion option to convert the loan into U.S. dollar loan of US$50,000.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18.

LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
h. HSBC Jakarta Branch, CIMB Niaga and Bank of China Limited Jakarta Branch

▪

9-year unsecured commercial facility

▪

Payable in fifteen semi-annual payments after 24 months from the date of loan agreement. For the 1st five installments: US$1,351.85 each; and US$2,027.78 each for the remaining installments thereafter

		November 28, 2016	US$27,037	▪ USD LIBOR + 1.45% p.a. ▪ Payable semi-annually

▪

Permitted only on each repayment date after the first repayment date subject to 30 days’ prior written notice

▪

In minimum amount of US$5,000 and in an amount divisible by US$1,000

▪

Any prepayment shall satisfy the obligations of loan repayment proportionately

▪

On June 20, 2012, the Company amended its credit facility agreement with HSBC Ltd, as facility agent. The amendment included changes in definition of certain terms related to sale of asset transactions (Note 32b).

The scheduled principal payments from 2013 of all the loans payable as of June 30, 2012 are as follows:

Twelve months ending June 30,

  2017 and

        2013

   2014

2015

2016

  thereafter        Total

In rupiah

BCA - revolving

time loan

-

1,300,000

-

-

-1,300,000

Mandiri

1,000,000

-

-

-

-1,000,000

BCA - 5-year facility

1,000,000

-

-

-

-1,000,000

CIMB Niaga

-

-

-

-

-

-

Sub-total

2,000,000

1,300,000

-

-

-     3,300,000

In U.S. dollar

SEK, Sweden

(US$215,000)

426,600

426,600

426,600

426,600331,8002,038,200

Syndicated U.S. Dollar

Loan Facility

(US$193,500)

1,834,380

-

-

-

-1,834,380

HSBC France

(US$151,040.02)

190,914

190,914

190,914

190,914

668,204

1,431,860

GSI (US$50,000)

474,000

-

-

-

-474,000

9-Year Commercial

Facility

(US$18,249.98)

38,447

38,447

38,447

38,44719,223173,011

Sub-total

2,964,341

655,961

655,961

655,961

1,019,227

5,951,451

Total

4,964,341

1,955,961

655,961

655,961

1,019,227

9,251,451

Less:

- unamortized debt issuance costs and consent solicitation fees

(131,482

)

- unamortized debt discount

(7,897

)

Net

9,112,072

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18.

LOANS PAYABLE (continued)

The total amortization of debt issuance, discount and consent solicitation fees on the loans for the six-month periods ended June 30, 2012 and 2011 amounted to Rp38,581 and Rp32,593, respectively (Note 28).

As of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010, the Group has complied with all financial ratios required to be maintained under the loan agreements.

19. BONDS PAYABLE

This account consists of the following:

        March 31,  December 31,

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

a.

Guaranteed Notes Due 2020 - net of unamortized

notes issuance cost of Rp76,453 in 2012,

Rp58,420 in 2011 and Rp64,885 in 2010 and

unamortized notes discount of Rp24,681 in 2012,

Rp26,208 in 2011 and Rp29,666 in 2010

6,060,866

5,809,572

5,749,599

b.

Eighth Indosat Bonds in Year 2012 with Fixed Rates

- net of unamortized bonds issuance cost and

consent solicitation fees of Rp8,115 in 2012

2,691,885

-

-

c.

Fifth Indosat Bonds in Year 2007 with Fixed Rates

- net of unamortized bonds issuance cost and

consent solicitation fees of Rp8,116 in 2012,

Rp9,102 in 2011 and Rp11,041 in 2010

2,591,884

2,590,898

2,588,959

d.

Seventh Indosat Bonds in Year 2009 with Fixed Rates

- net of unamortized bonds issuance cost of

Rp3,957 in 2012, Rp4,442  in 2011 and

Rp5,362 in 2010

1,296,043

1,295,558

1,294,638

e.

Sixth Indosat Bonds in Year 2008 with Fixed Rates

- net of unamortized bonds issuance cost and

consent solicitation fees of Rp2,632 in 2012,

Rp3,603 in 2011 and Rp5,414 in 2010

1,077,368

1,076,397

1,074,586

f.

Indosat Sukuk Ijarah III in Year 2008 - net of

unamortized bonds issuance cost and consent

solicitation fees of Rp965 in 2012, Rp1,545

in 2011 and Rp2,625 in 2010

569,035

568,455

567,375

g.

Indosat Sukuk Ijarah II in Year 2007 - net of

unamortized bonds issuance cost and consent

solicitation fees of Rp916 in 2012, Rp1,124 in 2011

and Rp1,517 in 2010

399,084

398,876

398,483

h.

Indosat Sukuk Ijarah V in Year 2012 - net of

unamortized bonds issuance cost and consent

solicitation fees of Rp902 in 2012

299,098

-

-

i.

Second Indosat Bonds in Year 2002 with Fixed and

Floating

 Rates - net of unamortized consent

solicitation fees of Rp528 in 2012, Rp649 in 2011

and Rp652 in 2010

199,472

199,351

199,348

j.

Indosat Sukuk Ijarah IV in Year 2009 - net of

unamortized bonds issuance cost of

Rp692 in 2012, Rp754 in 2011 and Rp873 in 2010

199,308

199,246

199,127

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19. BONDS PAYABLE (continued)

This account consists of the following (continued):

        March 31,  December 31,

January 1,

2011 /

June 30,

December 31,

December 31,

201220112010

k.

Limited Bonds II issued by Lintasarta

-

25,000

25,000

l.

Limited Bonds I issued by Lintasarta

-

16,989

16,989

m.

Fourth Indosat Bonds in Year 2005 with Fixed Rate -

net of unamortized bonds issuance cost

and consent solicitation fees of Rp1,382

-

-

813,618

n.

Indosat Syari’ah Ijarah Bonds in Year 2005 -

net of unamortized bonds issuance cost and

consent solicitation fees of Rp487

-

-

284,513

Total bonds payable

15,384,043

12,180,342

13,212,235

Less current maturities

1,527,224

41,989

1,098,131

Long-term portion

13,856,819

12,138,353

12,114,104

Bond	Nominal Amount	Interest	Maturity	Remarks
a. Guaranteed Notes Due 2020	US$650,000	▪ 7.375% p.a. ▪ Payable semi-annually	July 29, 2020

The notes are redeemable at the option of IPBV:

▪

At any time on or after July 29, 2015.

▪

Prior to July 29, 2013, IPBV may redeem up to a maximum of 35% of the original aggregate principal amount.

▪

At any time, upon not less than 30 days’ nor more than 60 days’ prior notice, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest to (but not including) the redemption date and any additional amounts, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands.

▪

Upon a change in control of IPBV, the holder of the notes has the right to require IPBV to repurchase all or any part of such holder’s notes.

▪

Based on latest rating reports (released in February and April 2012), the notes have BB (watch positive outlook), Ba1 (stable outlook) and BBB (stable outlook) ratings from Standard & Poor’s (“S&P”), Moody’s Investors Service (“Moody’s) and Fitch Ratings (“Fitch”), respectively.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19.

BONDS PAYABLE (continued)

Bond	Nominal Amount	Interest	Maturity	Remarks
a. Eighth Indosat Bonds in Year 2012
▪ Series A	Rp1,200,000	▪ 8.625% p.a. ▪ Payable quarterly	June 27, 2019

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in June 2012, the bonds have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

▪ Series B	Rp1,500,000	▪ 8.875% p.a. ▪ Payable quarterly	June 27, 2022
a. Fifth Indosat Bonds in Year 2007
▪ Series A	Rp1,230,000	▪ 10.20% p.a. ▪ Payable quarterly	May 29, 2014

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latestrating report released in June 2012, the bonds have idAA+ (stable outlook) rating from Pefindo.

▪ Series B	Rp1,370,000	▪ 10.65% p.a. ▪ Payable quarterly	May 29, 2017
a. Seventh Indosat Bonds in Year 2009
▪ Series A	Rp700,000	▪ 11.25% p.a. ▪ Payable quarterly	December 8, 2014

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in June 2012, the bonds have idAA+ (stable outlook) rating from Pefindo.

▪ Series B	Rp600,000	▪ 11.75% p.a. ▪ Payable quarterly	December 8, 2016
e. Sixth Indosat Bonds in Year 2008
▪ Series A	Rp760,000	▪ 10.25% p.a. ▪ Payable quarterly	April 9, 2013

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in June 2012, the bonds have idAA+ (stable outlook) rating from Pefindo.

▪ Series B	Rp320,000	▪ 10.80% p.a. ▪ Payable quarterly	April 9, 2015
e. Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)	Rp570,000	▪ Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp58,425, payable on a quarterly basis starting July 9, 2008 up to April 9, 2013.	April 9, 2013

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in June 2012, the bonds have idAA+ (sy) (stable outlook) rating from Pefindo.

e. Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)	Rp400,000	▪ Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.	May 29, 2014

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in June 2012, the bonds have idAA+ (sy) (stable outlook) rating from Pefindo.

19.

BONDS PAYABLE (continued)

▪

k.

Limited Bonds II issued by Lintasarta (amended on August 25, 2009)

Bond	Nominal Amount	Interest	Maturity	Remarks
e. Indosat Sukuk Ijarah V in Year 2012 (“Sukuk Ijarah V”)	Rp300,000	▪ Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp25,875, payable on a quarterly basis starting September 27, 2012 up to June 27, 2019.	June 27, 2019

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in June 2012, the bonds have idAA+(sy) (stable outlook) rating from Pefindo.

i. Second Indosat Bonds in Year 2002 - Series B	Rp200,000	▪ 16% p.a. ▪ Payable quarterly	November 6, 2032

▪

The Company has buyback option on the 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value and the bondholder has sell option if the rating of the bonds decreases to idAA- or lower or on the 15th, 20th and 25th anniversaries of the bonds.

▪

Based on the latest rating report released in June 2012, the bonds have idAA+ (stable outlook) rating from Pefindo.

j. Indosat Sukuk Ijarah IV in Year 2009 (“Sukuk Ijarah IV”)
▪ Series A	Rp28,000	▪ Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp3,150, payable on a quarterly basis starting March 8, 2010 up to December 8, 2014.	December 8, 2014

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in June 2012, the bonds have idAA+(sy) (stable outlook) rating from Pefindo.

▪ Series B	Rp172,000	▪ Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp20,210, payable on a quarterly basis starting March 8, 2010 up to December 8, 2016.	December 8, 2016
Rp66,150, with the remaining amount of Rp60,000 since June 14, 2009

▪

Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of floating rates was 19% p.a. and the minimum limit was 11% p.a. and starting June 14, 2009, the minimum limit was increased to 12.75% p.a.

▪

Paid quarterly

			June 14, 2009 extended to June 14, 2012	▪ On February 29, 2012, Lintasarta paid these bonds in full.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19.

BONDS PAYABLE (continued)

Bond	Nominal Amount	Interest	Maturity	Remarks
k. Limited Bonds I issued by Lintasarta (amended on August 25, 2009)	Rp34,856, with the remaining amount of Rp26,553 since June 2, 2009

▪

Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3%. The maximum limit of floating rates was 19% p.a. and the minimum limit was 11% p.a. and starting June 14, 2009, the minimum limit was increased to 12.75% p.a.

▪

Paid quarterly

			June 2, 2009 extended to June 2, 2012	▪ On February 29, 2012, Lintasarta paid these bonds in full.
k. Fourth Indosat Bonds in Year 2005	Rp815,000	▪ 12% p.a. ▪ Paid quarterly	June 21, 2011

▪

The Company had early settlement option on the 4th anniversary of the bonds at 100% of the bonds’ nominal value and buy-back option after the 1st anniversary of the bonds at market price temporarily or as an early settlement.

▪

On June 21, 2011, the Company paid these bonds in full.

k. Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)	Rp285,000	▪ Bondholders were entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp34,200, paid on a quarterly basis starting September 21, 2005 up to June 21, 2011.	June 21, 2011

▪

The Company had early settlement option on the 4th anniversary of the bonds at 100% of the bonds’ nominal value and buy-back option after the 1st anniversary of the bonds at market price temporarily or as an early settlement.

▪

On June 21, 2011, the Company paid these bonds in full.

The scheduled principal payments of all the bonds payable outstanding as of June 30, 2012 are as follows:

Twelve months ending June 30,

  2017 and

     2013

   2014

2015

2016

  thereafter *

Total

In U.S. dollar

Guaranteed Notes

   Due 2020*

(US$650,000)

-

-

-

-

6,162,0006,162,000

In Rupiah

Eighth Indosat Bonds*

-

-

-

-

2,700,0002,700,000

Fifth Indosat Bonds*

-

1,230,000

-

-

1,370,0002,600,000

Seventh Indosat Bonds*

-

-

700,000

-

600,000

1,300,000

Sixth Indosat Bonds*

760,000

-

320,000

-

-

1,080,000

Sukuk Ijarah III*

570,000

-

-

-

-570,000

*

Refer to previous discussion on early repayment options for each bond/note.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19.

BONDS PAYABLE (continued)

Twelve months ending June 30,

  2017 and

     2013

   2014

2015

2016

  thereafter *

Total

In Rupiah (continued)

Sukuk Ijarah II*

-

400,000

-

-

-400,000

Sukuk Ijarah V*

-

-

-

-

300,000

300,000

Second Indosat Bonds*

200,000

-

-

-

-200,000

Sukuk Ijarah IV*

-

-

28,000

-

172,000

200,000

Sub-total

1,530,000

1,630,000

1,048,000

-

5,142,0009,350,000

Total

1,530,000

1,630,000

1,048,000

-11,304,00015,512,000

Less:

-

unamortized notes issuance cost

(76,453)

-

unamortized bonds issuance costs and consent solicitation fees

(26,823)

-

unamortized notes discount

(24,681)

Net

15,384,043

*

Refer to previous discussion on early repayment options for each bond/note.

All bonds are neither collateralized by any specific Company assets nor guaranteed by other parties. All of the Company’s assets, except for the assets that have been specifically used as security to its other creditors, are used as pari-passu security to all of the Company’s other liabilities including the bonds.

On June 5, 2012, the Company and IPBV entered into a supplemental indenture with Bank of New York Mellon, as a trustee, for the IPBV Guaranteed Notes Due 2020 based on the consent letter received on May 21, 2012 representing 93.21% of the notesholders. The supplemental indenture included the amendment of certain definition under the previous Guaranteed Notes Due 2020 indentures and the approval for the sale of asset transaction (Note 32b).

On June 8, 2012, the Company received the consent letter from BRI, as a trustee, for the Eighth Indosat Bonds, Seventh Indosat Bonds, Sixth Indosat Bonds, Fifth Indosat Bonds, Second Indosat Bonds and Sukuk Ijarah V, IV, III and II regarding the Company’s sale of asset transaction (Note 32b).

The total amortization of bonds issuance cost, consent solicitation fees, notes issuance cost and discount for the six-month periods ended June 30, 2012 and 2011 amounted to Rp11,951 and Rp7,913, respectively (Note 28).

As of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010, the Group has complied with all financial ratios required to be maintained under the Notes Indenture and Trustee Agreements.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20. DERIVATIVES

The Company entered into several swap and forward contracts. Listed below is information related to the contracts and their fair values (net of credit risk adjustment) as of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010:

Fair Value (Rp)

      January 1, 2011  /

Notional

     June 30, 2012

December 31, 2011

December 31, 2010

Amount

(US$)

Receivable

Payable

Receivable

Payable

ReceivablePayable

Cross Currency Swap Contracts:

a.

Goldman Sachs International

(”GSI”) (1)

75,000

-

-

-

-50,866-

b.

Standard Chartered

(“StandChart”) (7)

25,000

-

-

-

6,981

-12,055

c.

StandChart (8)

25,000

-

-

1,620

-

-1,731

d.

StandChart (9)

25,000

-

-

12,608

-

9,443-

e.

Merrill Lynch International

Bank Limited,

London Branch (“MLIB”) (2)

50,000

-

-

-

-

-2,234

f.

MLIB(6)

25,000 with

decreasing amount

5,901

-

3,639

-

2,154-

g.

MLIB(3)

25,000

-

-

-

-

3,778-

h.

DBS(6)

25,000 with

 decreasing amount

5,702

-

4,271

-

3,093-

Sub-total

11,603

-

22,138

6,981

69,33416,020

Interest Rate Swap Contracts:

i.

HSBC, Jakarta Branch

27,037 with

decreasing amount

-

12,618

-

13,254

-13,100

j.

HSBC, Jakarta Branch

44,200 with

decreasing amount

-

36,561

-

35,370

-29,027

k.

GSI

100,000

-

52,140

-

60,869

-90,273

l.

DBS

25,000 with

decreasing amount

-

2,819

-

4,174

-9,238

m.

DBS

25,000 with

decreasing amount

-

2,497

-

3,678

-9,343

n.

Bank of Tokyo MUFJ

25,000 with

(“BTMUFJ”)

decreasing amount

-

1,845

-

2,649

-6,656

o.

BTMUFJ

25,000 with

decreasing amount

-

1,649

-

2,347

-5,885

p.

BTMUFJ

25,000 with

decreasing amount

-

1,500

-

2,118

-5,297

q.

StandChart

40,000 with

decreasing amount

-

1,897

-

2,692

-6,814

r.

DBS

26,000 with

decreasing amount

-

770

-

1,486

-4,966

s.

DBS

26,000 with

decreasing amount

-

680

-

1,282

-4,303

t.

BTMUFJ

(10)

36,500 with

decreasing amount

-

-

-

1,289

-7,347

u.

International Netherlands

Group (“ING”)

25,000 with

Bank N.V. (5)

decreasing amount

-

-

-

-

-4,014

v.

ING Bank N.V. (4)

33,500

-

-

-

-

-3,120

Sub-total

-

114,976

-

131,208

-199,383

(1)

contract entered into in August 2005 and terminated in June 2011

(2)

contract entered into in August 2008 and terminated in June 2011

(3)

contract entered into in September 2008 and terminated in June 2011

(4)

contract entered into in April 2009 and settled in June 2011

(5)

contract entered into in March 2009 and settled in December 2011

(6)

In June 2012 and December 2011, the Company used the option to exercise US$2,000 in June 2012 and US$6,000 in December 2011 of the contract amount.

(7)

contract entered into in January 2006 and settled in June 2012

(8)

contract entered into in March 2006 and settled in June 2012

(9)

contract entered into in May 2006 and settled in June 2012

(10)

contract entered into in March 2009 and settled in June 2012

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20. DERIVATIVES (continued)

Fair Value (Rp)

      January 1, 2011 /

Notional

     June 30, 2012

December 31, 2011

December 31, 2010

Amount

(US$)

Receivable

Payable

Receivable

Payable

ReceivablePayable

Currency Forward Contracts:

w.

JP Morgan(11)

10,000

-

-

-

-

--

x.

DBS(11)

20,000

-

-

-

-

--

y.

Deutsche Bank(11)

20,000

-

-

-

-

--

z.

Deutsche Bank(11)

10,000

-

-

-

-

--

aa.

JP Morgan(11)

10,000

-

-

-

-

--

ab.

StandChart(11)

5,000

-

-

-

-

--

ac.

JP Morgan(11)

10,000

-

-

-

-

--

ad.

PT Danareksa (Persero)

     (“Danareksa”) (11)

5,000

-

-

-

-

--

ae.

JP Morgan(11)

5,000

-

-

-

-

--

af.

StandChart(11)

5,000

-

-

-

-

--

ag.

JP Morgan(11)

5,000

-

-

-

-

--

ah.

HSBC, Jakarta Branch(12)

5,000

-

-

-

-

--

ai.

HSBC, Jakarta Branch(13)

5,000

-

-

-

-

--

aj.

JP Morgan(12)

5,000

-

-

-

-

--

ak.

HSBC, Jakarta Branch(12)

1,000

-

-

-

-

--

al.

HSBC, Jakarta Branch(12)

3,000

-

-

-

-

--

am.

HSBC, Jakarta Branch(14)

10,000

-

-

5,231

-

--

an.

JP Morgan(14)

2,000

-

-

1,011

-

--

ao.

StandChart(19)

7,000

-

-

3,902

-

--

ap.

JP Morgan(14)

9,500

-

-

4,832

-

--

aq.

HSBC, Jakarta Branch(15)

6,000

-

-

3,222

-

--

ar.

HSBC, Jakarta Branch(15)

7,500

-

-

4,021

-

--

as.

JP Morgan(16)

13,750

-

-

6,771

-

--

at.

StandChart(21)

8,000

-

-

4,542

-

--

au.

StandChart(20)

6,600

-

-

3,666

-

--

av.

StandChart(14)

3,000

-

-

1,486

-

--

aw.

DBS(14)

10,000

-

-

5,010

-

--

ax.

ING(14)

7,000

-

-

3,538

---

ay.

DBS(14)

7,000

-

-

3,528

-

--

az.

DBS(17)

10,000

-

-

5,497

-

--

ba.

JP Morgan(22)

10,000

-

-

5,523

-

--

bb.

HSBC, Jakarta branch(18)

10,000

-

-

4,909

-

--

bc.

ING(14)

10,000

-

-

5,330

---

bd.

ING(14)

13,000

-

-

6,960

---

be.

DBS(15)

13,000

-

-

6,859

-

--

bf.

ING(16)

13,500

-

-

7,386

---

bg.

ING(14)

10,000

-

-

5,478

---

bh.

ING(14)

10,000

-

-

5,508

---

bi.

GSI(14)

8,000

-

-

4,558

---

bj.

GSI(14)

13,000

-

-

7,550

---

bk.

Royal Bank of Scotland (“RBS”)(15)

12,000

-

-

6,370

-

--

bl.

GSI(15)

12,000

-

-

7,185

---

bm.

GSI(15)

12,500

-

-

7,338

---

Sub-total

-

-

137,211

---

Total

11,603

114,976

159,349

138,189

69,334215,403

(11)

Contracts entered into in July 2011 and settled in December 2011

(12)

Contracts entered into in August 2011 and settled in November 2011

(13)

Contract entered into in August 2011 and settled in December 2011

(14)

Contracts entered into in August 2011 and settled in January 2012

(15)

Contracts entered into in August 2011 and settled in February 2012

(16)

Contracts entered into in August 2011 and settled in March 2012

(17)

Contracts entered into in August 2011 and settled in June 2012

(18)

Contracts entered into in August 2011 and settled in June 2012

(19)

Contracts entered into in August 2011 and settled in May 2012

(20)

Contracts entered into in August 2011 and settled in May 2012

(21)

Contracts entered into in August 2011 and settled in June 2012

(22)

Contracts entered into in August 2011 and settled in June 2012

The net changes in fair value of the swap contracts, currency forward contracts and embedded derivative, swap income or cost, termination income or cost, and settlement of derivative instruments totaling (Rp31,594) and (Rp123,376) for the six-month periods ended June 30, 2012 and 2011, respectively, were charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in the interim consolidated statement of comprehensive income.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20.

DERIVATIVES (continued)

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid / Amortized (Rp)
					2012	2011
a.	GSI (1)

August 22, 2005 - June 22, 2012

The Company will swap the following:

•

US$75,000 which is equal to US$75,000 multiplied by the lowest IDR/USD exchange rate within the period of August 22, 2005 - June 22, 2012 if the IDR/USD spot rate at termination date is less than or equal to the lowest of IDR/USD exchange rate mentioned above plus Rp4,300 (in full amount)

•

US$75,000 which is equal to US$75,000 multiplied by IDR/USD spot rate at termination date minus Rp4,300 (in full amount) if IDR/USD spot rate at termination date is greater than the lowest of IDR/USD exchange rate mentioned above plus Rp4,300 (in full amount)

			3.28% of US$75,000	Every June 22 and December 22	-	10,689
b.	StandChart(6)	January 11, 2006 - June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	5,754	5,154
c.	StandChart(7)	March 15, 2006 - June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	4,514	4,043
d.	StandChart(8)	May 12, 2006 - June 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	4,154	3,720
e.	MLIB (2)

August 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,950 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (1 -  Rp8,950 [in full amounts] divided by IDR/USD spot rate) if the IDR/USD spot rate at termination date is greater than Rp8,950 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (Rp11,000 - Rp8,950) (in full amounts) divided by IDR/USD spot rate if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			4.22% of US$50,000	Every June 22 and December 22	-	11,326
f.	MLIB(3)

September 2, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (IDR/USD spot rate -  Rp8,800) (in full amount) divided by IDR/USD spot rate if the IDR/USD spot rate at termination date is greater than Rp8,800 but is less than or equal to Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (Rp3,200 [in full amount] divided by IDR/USD spot rate) if the IDR/USD spot rate at termination date is greater than Rp12,000 to US$1 (in full amounts)

			4.10% of US$25,000 up to June 12, 2011, and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	3,114	5,532

(1)

On June 28, 2011, this contract was terminated and the Company received settlement gain on the cross currency swap amounting to US$3,650 or equivalent to Rp31,379 on July 1, 2011.

(2)

On June 28, 2011, this contract was terminated and the Company paid settlement loss on the cross currency swap amounting to (US$1,456) or equivalent to (Rp12,519) on July 1, 2011.

(3)

On June 13, 2012 and December 12, 2011, the Company used the option to exercise US$2,000 and US$6,000 of the contract amount, and received settlement gain from the exercise amounting to US$140 or equivalent to Rp1,325 on June 13, 2012 and US$189 or equivalent to Rp1,716 on December 12, 2011.

(6)

On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp575.

(7)

On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp8,275.

(8)

On June 22, 2012, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp19,325.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20. DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid / Amortized (Rp)
					2012	2011
g.	MLIB (4)

September 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp9,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (1 -  Rp9,000 [in full amounts] divided by IDR/USD spot rate) if the IDR/USD spot rate at termination date is greater than Rp9,000 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (Rp11,000 - Rp9,000) (in full amounts) divided by IDR/USD spot rate if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			2.52% of US$25,000	Every June 22 and December 22	-	3,381
h.	DBS(5)

September 10, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at the scheduled settlement date is at or less than Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (IDR/USD spot rate - Rp8,800) (in full amount) divided by IDR/USD spot rate if the IDR/USD spot rate at settlement date is greater than Rp8,800 and is at or less than Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (Rp12,000 - Rp8,800) (in full amounts) divided by IDR/USD spot rate if the IDR/USD spot rate at settlement date is greater than Rp12,000 to US$1 (in full amounts)

			3.945% of US$25,000 up to June 12, 2011, and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	2,370	5,331
Total					19,906	49,176

(4)

On June 28, 2011, this contract was terminated and the Company paid settlement loss on the cross currency swap amounting to (US$194) or equivalent to (Rp1,666) on July 1, 2011.

(5)

On June 12, 2012 and December 12, 2011, the Company used the option to exercise US$2,000 and US$6,000 of the contract amount, and received settlement gain from the exercise amounting to US$140 or equivalent to Rp1,324 on June 12, 2012 and US$189 or equivalent to Rp1,716 on December 12, 2011.

Cross currency swap contract with GSI (contract No. a) is structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20.

DERIVATIVES (continued)

Interest Rate Swap Contracts

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt (Payment) Date	Amount of Swap Expense Paid (Rp)
					2012	2011
i.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	3,074	3,465
j.	HSBC	April 23, 2008 -September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every January 28 and July 28 up to July 2009, and every March 29 and September 29 up to termination date	6,407	7,045
k.	GSI	September 2, 2008 - June 12, 2013	(8.10% - underlyer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to June 2011, and every June 12 and December 12 up to termination date	21,068	18,320
l.	DBS	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to December 2010, and every June 12 and December 12 up to termination date	1,811	4,555
m.	DBS	October 23, 2008 - June 12, 2013	5.28% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	1,604	5,815
n.	BTMUFJ	December 1, 2008 - June 12, 2013	4.46% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	1,111	3,141
o.	BTMUFJ	December 4, 2008 - June 12, 2013	4.25% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	985	3,271
p.	BTMUFJ	December 12, 2008 - June 12, 2013	4.09% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	889	2,791
q.	StandChart	December 19, 2008 - June 12, 2013	3.85% of US$40,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	1,191	3,858
r.	DBS	December 22, 2008 - December 12, 2012	4.02% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	881	3,480
s.	DBS	January 21, 2009 - December 12, 2012	3.83% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	762	3,093
t.	BTMUFJ(9)	March 2, 2009 - June 12, 2012	4.10% of US$36,500, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	1,321	4,097
u.	ING Bank N.V.	March 3, 2009 - December 12, 2011	4.0094% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	-	2,661
v.	ING Bank N.V.	April 14, 2009 - June 12, 2011	3.75% of US$33,500, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and on June 12, 2011	-	3,126
Total					41,104	68,718

(9)

On June 12, 2012, this contract expired and the Company received zero settlement.

20.

DERIVATIVES  (continued)

Currency Forward Contracts

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Amount of Settlement Gain (Rp)
				2012	2011
w.	JP Morgan(14)	July 14, 2011 - December 12, 2011	Rp8,699 to US$1	-	-
x.	DBS(15)	July 19, 2011 - December 12, 2011	Rp8,699 to US$1	-	-
y.	Deutsche Bank(16)	July 19, 2011 - December 12, 2011	Rp8,714 to US$1	-	-
z.	Deutsche Bank(17)	July 21, 2011 - December 12, 2011	Rp8,665 to US$1	-	-
aa.	JP Morgan(18)	July 21, 2011 - December 12, 2011	Rp8,665 to US$1	-	-
ab.	StandChart(19)	July 22, 2011 - December 12, 2011	Rp8,623 to US$1	-	-
ac.	JP Morgan(20)	July 22, 2011 - December 12, 2011	Rp8,637 to US$1	-	-
ad.	Danareksa(21)	July 26, 2011 - December 12, 2011	Rp8,604 to US$1	-	-
ae.	JP Morgan(22)	July 26, 2011 - December 12, 2011	Rp8,614 to US$1	-	-
af.	StandChart(23)	July 26, 2011 - December 12, 2011	Rp8,614 to US$1	-	-
ag.	JP Morgan(24)	July 29, 2011 - December 12, 2011	Rp8,568 to US$1	-	-
ah.	HSBC(11)	August 1, 2011 - November 30, 2011	Rp8,533 to US$1	-	-
ai.	HSBC(25)	August 1, 2011 - December 12, 2011	Rp8,541 to US$1	-	-
aj.	JP Morgan(12)	August 2, 2011 - November 30, 2011	Rp8,538 to US$1	-	-
ak.	HSBC(10)	August 4, 2011 - November 28, 2011	Rp8,547 to US$1	-	-
al.	HSBC(13)	August 4, 2011 - November 30, 2011	Rp8,549 to US$1	-	-
am.	HSBC	August 10, 2011 - January 24, 2012	Rp8,698 to US$1	3,200	-
an.	JP Morgan	August 10, 2011 - January 24, 2012	Rp8,696 to US$1	578	-
ao.	StandChart	August 10, 2011 - January 24, 2012	Rp8,696 to US$1	966	-
ap.	JP Morgan	August 11, 2011 - January 24, 2012	Rp8,693 to US$1	2,774	-
aq.	HSBC	August 11, 2011 - February 28, 2012	Rp8,714 to US$1	2,226	-
ar.	HSBC	August 11, 2011 - February 28, 2012	Rp8,715 to US$1	2,775	-
as.	JP Morgan	August 12, 2011 - March 29, 2012	Rp8,764 to US$1	5,830	-
at.	StandChart	August 15, 2011 - May 30, 2012	Rp8,785 to US$1	5,495	-
au.	StandChart	August 15, 2011 - May 30, 2012	Rp8,787 to US$1	5,168	-
av.	StandChart	August 16, 2011 - June 12, 2012	Rp8,788 to US$1	5,280	-
aw.	DBS	August 19, 2011 - January 27, 2012	Rp8,708 to US$1	3,173	-
ax.	ING	August 19, 2011 - January 27, 2012	Rp8,706 to US$1	2,235	-
ay.	DBS	August 19, 2011 - January 27, 2012	Rp8,705 to US$1	2,242	-
az.	DBS	August 19, 2011 - June 12, 2012	Rp8,819 to US$1	6,430	-
ba.	JP Morgan	August 19, 2011 - June 12, 2012	Rp8,826 to US$1	6,365	-
bb.	HSBC	August 19, 2011 - June 12, 2012	Rp8,832 to US$1	6,160	-
bc.	ING	August 22, 2011 - January 12, 2012	Rp8,662 to US$1	5,405	-
bd.	ING	August 22, 2011 - January 30, 2012	Rp8,679 to US$1	4,053	-
be.	DBS	August 22, 2011 - February 28, 2012	Rp8,715 to US$1	4,786	-

20.

DERIVATIVES  (continued)

Currency Forward Contracts (continued)

No.	Counter-parties	Contract Period	IDR/USD Fixing Rate (in full amounts)	Amount of Settlement Gain (Rp)
				2012	2011
bf.	ING	August 22, 2011 - March 28, 2012	Rp8,737 to US$1	6,070	-
bg.	ING	August 23, 2011 - January 12, 2012	Rp8,644 to US$1	5,585	-
bh.	ING	August 23, 2011 - January 12, 2012	Rp8,647 to US$1	5,555	-
bi.	GSI	August 23, 2011 - January 12, 2012	Rp8,640 to US$1	4,500	-
bj.	GSI	August 24, 2011 - January 27, 2012	Rp8,645 to US$1	4,940	-
bk.	RBS	August 24, 2011 - February 10, 2012	Rp8,666 to US$1	3,901	-
bl.	GSI	August 24, 2011 - February 29, 2012	Rp8,663 to US$1	6,005	-
bm.	GSI	August 24, 2011 - February 29, 2012	Rp8,675 to US$1	6,107	-
			Total	117,804	-

(10)

On November 28, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp553.

(11)

On November 30, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp3,185.

(12)

On November 30, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp3,160.

(13)

On November 30, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp1,863.

(14)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp3,860.

(15)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp7,720.

(16)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp7,420.

(17)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp4,200.

(18)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp4,200.

(19)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,310.

(20)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp4,480.

(21)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,405.

(22)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,355.

(23)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,355.

(24)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,585.

(25)

On December 12, 2011, this contract was settled and the Company received settlement gain on the currency forward contract amounting to Rp2,720.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

21.

FINANCIAL ASSETS AND LIABILITIES

The Group has various financial assets such as trade and other accounts receivable, unrestricted and restricted cash and cash equivalents and finance lease receivables, which arise directly from the Group’s operations. The Group’s principal financial liabilities, other than derivatives, consist of loans and bonds payable, procurement payable, and trade and other accounts payable. The main purpose of these financial liabilities is to finance the Group’s operations. The Company also enters into derivative transactions, primarily cross currency swaps and interest rate swaps, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies.

The following table sets forth the carrying values and estimated fair values of the Group financial instruments that are carried in the consolidated statements of financial position as of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010:

Carrying Amount

Fair Value

January 1,

January 1,

2011 /

2011 /

June 30,

December 31,

December 31,

June 30,

December 31,

December 31,

2012

2011

2010

2012

20112010

Current Financial Assets

Cash and cash equivalents

4,874,871

2,224,206

2,075,270

4,874,871

2,224,2062,075,270

Accounts receivable - trade

and others - net

1,727,103

*

1,446,729

1,558,457

1,727,103

1,446,7291,558,457

Derivative assets

11,603

159,349

69,334

11,603159,34969,334

Other current financial

assets - net

36,383

29,833

56,279

36,383

29,83356,279

Total current financial

assets

6,649,960

3,860,117

3,759,340

6,649,960

3,860,1173,759,340

Non-current Financial Assets

Due from related parties

8,413

10,654

8,421

7,320

8,9677,176

Finance lease receivable

s

123,959

81,966

63,498

123,95981,96663,498

Other non-current

financial assets - net

92,196

90,416

80,405

90,201

88,79576,039

Total non-current

financial assets

224,568

183,036

152,324

221,480

179,728146,713

Total Financial Assets

6,874,528

4,043,153

3,911,664

6,871,440

4,039,8453,906,053

Current Financial Liabilities

Short-term loan

1,299,388

1,499,256

-

1,299,388

1,499,256-

Accounts payable - trade

248,246

319,058

645,505

248,246

319,058645,505

Procurement payable

2,509,870

3,429,921

3,644,467

2,509,870

3,429,9213,644,467

Accrued expenses

1,902,894

1,891,477

1,710,885

1,902,894

1,891,4771,710,885

Deposits from customers

38,448

37,265

50,279

38,448

37,26550,279

Derivative liabilities

114,976

138,189

215,403

114,976

138,189215,403

Loans payable - current

portion

4,949,317

3,300,537

3,184,147

4,959,397

3,927,0623,155,634

Bonds payable - current

portion

1,527,224

41,989

1,098,131

1,576,155

43,1371,110,737

Other current financial

liabilities

115,089

73,201

44,880

115,089

73,20144,880

Total current financial

liabilities

12,705,452

10,730,893

10,593,697

12,764,463

11,358,56610,577,790

Non-current Financial

Liabilities

Due to related parties

15,804

15,480

22,099

13,752

13,03018,833

Obligations under finance

lease

963,367

692,907

286,279

963,367

692,907286,279

Loans payable -

non-current portion

4,162,755

6,425,779

7,666,804

3,845,577

5,864,3547,510,510

Bonds payable -

non-current portion

13,856,819

12,138,353

12,114,104

14,876,578

13,334,90313,228,171

Total non-current

financial liabilities

18,998,745

19,272,519

20,089,286

19,699,274

19,905,19421,043,793

Total Financial Liabilities

31,704,197

30,003,412

30,682,983

32,463,737

31,263,76031,621,583

*excluding unpaid interest compensation from the Tax Office of Rp60,674 (Note 16)

21.

FINANCIAL ASSETS AND LIABILITIES (continued)

The fair values of the financial assets and liabilities are presented at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Short-term financial assets and liabilities:

•

Short-term financial instruments with remaining maturities of one year or less (cash and cash equivalents, trade and other accounts receivable, other current financial assets, short-term loan, trade accounts payable, procurement payable, accrued expenses, deposits from customers and other current financial liabilities).

These financial instruments approximate their carrying amounts largely due to their short-term maturities.

•

Derivative financial instruments

Cross currency swap contracts

These derivatives are measured at their fair values using internal valuation techniques as no quoted market prices exist for such instruments. The principal technique used to value these instruments is the use of discounted cash flows. The key inputs include interest rate yield curves, foreign exchange rates, Credit Default Spread (“CDS”), and the spot price of the underlying instruments.

Interest rate swap contracts

These derivatives are measured at their fair values, computed using discounted cash flows based on observable market inputs which include interest rate yield curves and payment dates.

Currency forward contracts

These derivatives are measured at their fair values, computed using discounted cash flows based on observable market inputs which include foreign exchange rates, payment dates and the spot price of the underlying instruments.

Long-term financial assets and liabilities:

•

Long-term fixed-rate and variable-rate financial liabilities (unquoted loans and bonds payable)

The fair value of these financial liabilities is determined by discounting future cash flows using applicable rates from observable current market transactions for instruments with similar terms, credit risk and remaining maturities.

•

Other long-term financial assets and liabilities (due from/to related parties, finance lease receivable, obligations under finance lease and other non-current financial assets)

Estimated fair value is based on discounted value of future cash flows adjusted to reflect counterparty risk (for financial assets) and the Group’s own credit risk (for financial liabilities) and using risk-free rates for similar instruments.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

21. FINANCIAL ASSETS AND LIABILITIES (continued)

•

Financial instruments quoted in an active market

The fair value of the bonds issued by the Company which are traded in an active market is determined with reference to their quoted market prices.

For equity investments classified as available-for-sale, the fair value is determined based on the latest market quotation as published by the Indonesia Stock Exchange as of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010.

Fair Value Hierarchy

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The best evidence of fair value is quoted prices in an active market. If the market for a financial instrument is not active, an entity establishes fair value by using a valuation technique. The objective of using a valuation technique is to establish what the transaction price would have been on the measurement date in an arm's length exchange motivated by normal business considerations. Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the entity uses that technique. The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument (i.e., without modification or repackaging) or based on any available observable market data.

The Company’s fair value hierarchy as of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010 is as follows:

June 30, 2012

Quoted prices

Significant

in active

and

markets for

observable

identical

inputs,

Significant

assets or

directly or

unobservable

liabilities

indirectly

inputs

Total

(Level 1)

(Level 2)

(Level 3)

Current Financial Assets

Derivative assets

11,603

-

11,603

-

Total Financial Assets

11,603

-

11,603

-

Current Financial Liabilities

Derivative liabilities

114,976

-

114,976

-

Total Financial Liabilities

114,976

-

114,976

-

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

21. FINANCIAL ASSETS AND LIABILITIES (continued)

Fair Value Hierarchy (continued)

December 31, 2011

Quoted prices

Significant

in active

and

markets for

observable

identical

inputs,

Significant

assets or

directly or

unobservable

liabilities

indirectly

inputs

Total

(Level 1)

(Level 2)

(Level 3)

Current Financial Assets

Derivative assets

159,349

-

159,349

-

Total Financial Assets

159,349

-

159,349

-

Current Financial Liabilities

Derivative liabilities

138,189

-

138,189

-

Embedded derivatives

49,518

-

49,518

-

Total Financial Liabilities

187,707

-

187,707

-

January 1, 2011 /

December 31, 2010

Quoted prices

Significant

in active

and

markets for

observable

identical

inputs,

Significant

assets or

directly or

unobservable

liabilities

indirectly

inputs

Total

(Level 1)

(Level 2)

(Level 3)

Current Financial Assets

Derivative assets

69,334

-

69,334

-

Total Financial Assets

69,334

-

69,334

-

Current Financial Liabilities

Derivative liabilities

215,403

-

215,403

-

Embedded derivatives

54,595

-

54,595

-

Total Financial Liabilities

269,998

-

269,998

-

For the six-month period ended June 30, 2012 and the years ended December 31, 2011 and 2010, there were no transfers between Level 1 and Level 2 fair value measurements.

22.

EMPLOYEE BENEFIT OBLIGATIONS - NET OF CURRENT PORTION

This account consists of the non-current portions of employee benefit obligations as follows:

                         June 30,       December 31,

January 1,

2011 /

June 30,

December 31,

December 31,

2012

2011

2010

Post-retirement healthcare (Note 29)

594,404

555,752

639,271

Labor Law 13 (Note 29)

222,128

194,329

187,944

Service award

37,560

35,071

43,058

Accumulated leave benefits

2,500

2,161

2,134

Total

856,592

787,313

872,407

23. CAPITAL STOCK

The Company’s capital stock ownership as of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010 is as follows:

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

June 30, 2012

A Share

Government

1

-

-

B Shares

Qatar Telecom (Qtel Asia) Pte. Ltd.

3,532,056,600

353,206

65.00

Government

776,624,999

77,662

14.29

SKAGEN Funds (SKAGEN AS)

304,372,700

30,437

5.60

Director:

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

820,869,200

82,087

15.11

Total

5,433,933,500

543,393

100.00

December 31, 2011

A Share

Government

1

-

-

B Shares

Qatar Telecom (Qtel Asia) Pte. Ltd.

3,532,056,600

353,206

65.00

Government

776,624,999

77,662

14.29

SKAGEN Funds (SKAGEN AS)

305,498,450

30,550

5.62

Director:

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

819,743,450

81,974

15.09

Total

5,433,933,500

543,393

100.00

January 1, 2011 / December 31, 2010

A Share

Government

1

-

-

B Shares

Qatar Telecom (Qtel Asia) Pte. Ltd.

3,532,056,600

353,206

65.00

Government

776,624,999

77,662

14.29

SKAGEN Funds (SKAGEN AS)

277,824,400

27,782

5.11

Director:

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

847,417,500

84,742

15.60

Total

5,433,933,500

543,393

100.00

The “A” share is a special share held by the Government and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, which has a veto right with respect to                                (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation, acquisition and demerger; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution, bankruptcy and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

24.

OPERATING REVENUES

The balance of this account for the six-month periods ended June 30, 2012 and 2011 consists of the following:

2012

2011

Cellular

Usage charges

3,977,521

4,086,040

Value-added services

3,731,968

3,605,475

Interconnection services (Note 35)

756,130

576,175

Tower leasing (Note 32h)

229,337

190,799

Monthly subscription charges

70,603

60,960

Sale of Blackberry handsets

54

1,565

Upfront discount and Customer Loyalty Program (Note 2k)

(360,356

)

(428,755

)

Others

121,151

126,838

Sub-total

8,526,408

8,219,097

MIDI

Internet Protocol Virtual Private Network (IP VPN)

357,440

324,828

Internet

193,151

193,763

World link and direct link

156,369

159,886

Multiprotocol Label Switching (MPLS)

144,443

39,272

Application services

103,734

95,243

Satellite lease

98,715

61,144

Value added service

95,403

23,048

Frame net

68,294

88,461

Digital data network

54,300

39,349

Leased line

42,624

78,806

TV link

3,313

3,295

Others

53,526

94,210

Sub-total

1,371,312

1,201,305

Fixed Telecommunications

International Calls

362,809

462,826

Fixed Wireless

58,868

95,046

Fixed Line

57,607

63,572

Sub-total

479,284

621,444

Total

10,377,004

10,041,846

Operating revenues from related parties amounted to Rp772,784 and Rp716,179 for the six-month periods ended June 30, 2012 and 2011, respectively. These amounts represent 7.45% and 7.13% of the total operating revenues for the six-month periods ended June 30, 2012 and 2011, respectively.

The operating revenues from interconnection services are presented on a gross basis.

25.

OPERATING EXPENSES - COST OF SERVICES

The balance of this account for the six-month periods ended June 30, 2012 and 2011 consists of the following:

2012

2011

Radio frequency fee (Notes 32k and 34)

967,954

827,044

Interconnection (Note 35)

965,443

865,250

Utilities

434,603

416,314

Maintenance

379,689

453,757

Rent (Note 32j)

304,144

218,731

Blackberry access fee

241,949

156,016

Leased circuits

184,152

168,430

USO (Note 34)

137,824

109,014

Cost of SIM cards and pulse reload vouchers

106,172

140,951

Installation

79,572

53,987

Concession fee (Note 34)

68,585

55,899

Delivery and transportation

47,590

36,635

Billing and collection

27,257

16,550

License

24,580

7,887

Cost of handsets and modems

7,204

6,705

Others

25,308

34,142

Total

4,002,026

3,567,312

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers (Note 2k).

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

26.  OPERATING EXPENSES - PERSONNEL

The balance of this account for the six-month periods ended June 30, 2012 and 2011 consists of the following:

2012

2011

Salaries

272,271

232,693

Incentives and other employee benefits (Note 39)

162,056

157,578

Employee income tax

77,302

152,682

Bonuses

63,913

110,385

Post-retirement healthcare benefits (Note 29)

45,788

(129,136

)

Separation, appreciation and compensation expense

under Labor Law No. 13/2003 (Note 29)

28,492

(16,665

)

Medical expense

28,323

35,760

Pension (Note 29)

7,876

(6,406

)

Severance benefits under Voluntary Separation Scheme (“VSS”)*

6,330

566,034

Early retirement**

-

6,134

Others

5,443

52,998

Total

697,794

1,162,057

*

On January 20,  2011 and January 2, 2012, the Company’s and Lintasarta’s Boards of Directors issued Directors’ Decree No. 003/Direksi/2011 and Directors Decree No. 015/Direksi/40000/2012, regarding the Organizational Restructuring Program through an offering scheme on the basis of mutual agreement between the Company / Lintasarta and certain employees (VSS), that became effective on the same date. For the six-month period ended June 30, 2012 and 2011, there were 24 employees of Lintasarta and 994 employees of the Company who availed themselves of the scheme, and the benefits paid amounted to Rp6,330 and Rp566,034, respectively.

**On June 27, 2006, the company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package. For the six-month period ended June 30, 2011, there were 8 employees who took the option.

The personnel expenses capitalized to properties under construction and installation for the six-month periods ended June 30, 2012 and 2011 amounted to Rp26,492 and Rp16,917, respectively.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

27.

OPERATING EXPENSES - GENERAL AND ADMINISTRATION

The balance of this account for the six-month periods ended June 30, 2012 and 2011 consists of the following:

2012

2011

Professional fees

67,805

44,956

Provision for impairment of receivables - net

57,665

56,897

Rent

51,501

55,293

Transportation

32,656

31,647

Insurance

19,582

22,194

Office

16,583

17,655

Social activities

8,541

6,379

Training, education and research

7,782

10,426

Utilities (Note 39)

7,381

3,866

Public relations

5,111

2,849

Communications

4,152

5,340

Others (each below Rp5,000)

19,840

35,546

Total

298,599

293,048

28.

OTHER EXPENSES - FINANCING COST

The balance of this account for the six-month periods ended June 30, 2012 and 2011 consists of the following:

2012

2011

Interest on loans

838,571

876,169

Finance charges under finance lease

78,135

47,757

Amortization of debt and bonds issuance

costs, consent solicitation fees and discount (Notes 14, 18 and 19)

50,688

40,726

Bank charges

2,825

4,687

Total

970,219

969,339

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their respective qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya.

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and the premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000 and were paid on due dates.

On March 1, 2007, the Company entered into an agreement with Jiwasraya to provide defined death insurance plan to 1,276 employees as of January 1, 2007, who are not covered by the defined benefit pension plan as stated above. Based on the agreement, a participating employee will receive:

•

Expiration benefit equivalent to the cash value at the normal retirement age, or

•

Death benefit not due to accident equivalent to 100% of insurance money plus cash value when the employee dies not due to accident, or

•

Death benefit due to accident equivalent to 200% of insurance money plus cash value when the employee dies due to accident.

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, February to December 2008, January to December 2009, January to December 2010, January to December 2011 and January to June 2012, the Company made payments for additional premium of Rp275 for additional 55 employees, Rp805 for additional 161 employees, Rp415 for additional 81 employees, Rp120 for additional 14 employees, Rp378 for additional 41 employees and Rp475 for additional 77 employees, respectively.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefits and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and the premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amounted to Rp61,623, which is payable in 10 annual installments starting 2005 until 2015.

The new agreement covers employees registered as participants of the pension plan as of
April 1, 2003. The conditions under the new agreement include the following:

•

An increase in pension basic salary by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional 10 annual premium installments totalling Rp1,653 which are payable starting 2005 until 2015.

The contributions made by Lintasarta to Jiwasraya amounted to Rp9,653 each for the six-months ended June 30, 2012 and 2011, respectively.

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

The net periodic pension cost for the pension plans of the Company and Lintasarta for the six-month periods ended June 30, 2012 and 2011 was calculated based on actuarial valuations as of December 31, 2011 and 2010, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2012

2011

Annual discount rate

7.0 - 7.5%

8.0 - 8.5%

Expected annual rate of return on plan assets

4.5 - 9.0%

4.5 - 9.0%

Annual rate of increase in compensation

3.0 - 9.0%

3.0 - 9.0%

Mortality rate (Indonesian Mortality Table - TMI)

TMI 1999

TMI 1999

a.

The composition of the net periodic pension cost for the six-month periods ended June 30, 2012 and  2011 is as follows:

2012

2011

Interest cost

16,030

24,060

Service cost

14,801

13,115

Amortization of unrecognized actuarial loss

593

597

Return on plan assets

(23,548

)

(26,233)

Curtailment gain

-

(18,999)

Settlement loss

-

1,054

Net periodic pension cost (Note 26)

7,876

(6,406)

b.

The funded status of the plans as of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010 is as follows:

January 1,

2011 /

June 30,

December 31,

December 31,

201220112010

Plan assets at fair value

578,350

538,902

852,958

Projected benefit obligation

(493,905

)

(463,074

)*

(750,625)

Excess of plan assets over projected benefit obligation

84,445

75,828

102,333

Unrecognized actuarial loss

23,099

29,464

10,928

Total prepaid pension cost

107,544

105,292

113,261

* net of curtailment effect during 2011 due to VSS (Note 26)

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

c.

Movements in the fair value of plan assets for the six-month period ended June 30, 2012 and  years ended December 31, 2011 and 2010 are as follows:

June 30, 2012 (Six-months)

The Company

Lintasarta

Total

Fair value of plan assets

at beginning of period

476,890

62,012

538,902

Expected return on plan assets

20,913

2,635

23,548

Actuarial gain (loss) on plan assets

18,506

(12,734

)

5,772

Contributions

475

9,653

10,128

Fair value of plan assets at end of period

516,784

61,566

578,350

December 31, 2011 (One Year)

The Company

Lintasarta

Total

Fair value of plan assets

at beginning of year

793,664

59,294

852,958

Expected return on plan assets

47,175

5,038

52,213

Actuarial gain (loss) on plan assets

14,651

(610

)

14,041

Contributions

378

9,653

10,031

Actual benefits paid

(378,978

)

(11,363

)

(390,341)

Fair value of plan assets at end of year

476,890

62,012

538,902

December 31, 2010 (One Year)

The Company

Lintasarta

Total

Fair value of plan assets

at beginning of year

763,244

50,344

813,588

Expected return on plan assets

67,149

4,320

71,469

Contributions

120

9,653

9,773

Actuarial loss on plan assets

(12,283

)

(2,677

)

(14,960

)

Actual benefits paid

(24,566

)

(2,346

)

(26,912

)

Fair value of plan assets at end of year

793,664

59,294

852,958

d.

Movements in the present value of the defined benefit obligation for the six-month period ended      June 30, 2012 and years ended December 31, 2011 and 2010 are as follows:

June 30, 2012 (Six-months)

The Company

Lintasarta

Total

Defined benefit obligation at beginning of period

409,808

53,266

463,074

Interest cost

14,069

1,961

16,030

Current service cost

13,000

1,801

14,801

Defined benefit obligation at end of period

436,877

57,028

493,905

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

December 31, 2011 (One Year)

The Company

Lintasarta

Total

Defined benefit obligation at beginning of year

700,410

50,215

750,625

Interest cost

43,786

4,189

47,975

Current service cost

27,167

3,839

31,006

Actuarial loss (gain) on obligation

(12,066

)

4,315

(7,751

)

Effect of settlement

(358,597

)

(9,080

)

(367,677

)

Actual benefits paid

(18,750

)

(1,857

)

(20,607)

Effect of curtailment

(18,886

)

1,645

(17,241

)

Effect of changes in actuarial assumptions

46,744

-

46,744

Defined benefit obligation at end of year

409,808

53,266

463,074

December 31, 2010 (One Year)

The Company

Lintasarta

Total

Defined benefit obligation at beginning of year

684,611

41,816

726,427

Interest cost

70,279

4,279

74,558

Current service cost

38,375

3,374

41,749

Actuarial loss (gain) on obligation

(156,345

)

2,912

(153,433

)

Actual benefits paid

(24,102

)

(2,166

)

(26,268)

Effect of changes in actuarial assumptions

87,592

-

87,592

Defined benefit obligation at end of year

700,410

50,215

750,625

e.

Movements in the prepaid pension cost for the six-month period ended June 30, 2012 and years ended December 31, 2011 and 2010 are as follows:

June 30, 2012 (Six-months)

The Company

Lintasarta

Total

Prepaid pension cost at beginning of period

75,731

29,561

105,292

Contribution to Jiwasraya

475

9,653

10,128

Net periodic pension cost

(6,156

)

(1,720

)

(7,876)

Prepaid pension cost at end of period

70,050

37,494

107,544

December 31, 2011 (One Year)

The Company

Lintasarta

Total

Prepaid pension cost at beginning of year

82,871

30,390

113,261

Contribution to Jiwasraya

378

9,653

10,031

Net periodic pension cost

(5,887

)

(10,056

)

(15,943)

Refund from Jiwasraya

(1,631

)

(426

)

(2,057)

Prepaid pension cost at end of year

75,731

29,561

105,292

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

December 31, 2010 (One Year)

The Company

Lintasarta

Total

Prepaid pension cost at beginning of year

124,720

25,100

149,820

Contribution to Jiwasraya

120

9,653

9,773

Net periodic pension cost

(41,505

)

(4,183

)

(45,688)

Refund from Jiwasraya

(464

)

(180

)

(644)

Prepaid pension cost at end of year

82,871

30,390

113,261

 f. Prepaid pension cost consists of:

January 1,

2011 /

June 30,

December 31,

December 31,

201220112010

Current portion (presented as part of

“Prepaid expenses”)

Company

1,730

1,730

1,401

Lintasarta

381

381

516

2,111

2,111

1,917

Long-term portion (presented as “Long-term

prepaid pension - net of current portion”)

Company

68,320

74,001

81,470

Lintasarta

37,113

29,180

29,874

105,433

103,181

111,344

Total prepaid pension cost

107,544

105,292

113,261

The major categories of plan assets as a percentage of the fair value of total plan assets as of June 30, 2012 and December 31, 2011 and 2010 are as follows:

January 1,

2011 /

June 30,

December 31,

December 31,

201220112010

Investment in mutual fund

78.61%

78.11%

78.90%

Investment in time deposits

8.22%

12.50%

12.16%

Investment in debt securities

5.68%

5.19%

5.06%

Investment in shares and properties

7.48%

4.19%

3.87%

Other investments

0.01%

0.01%

0.01%

The overall expected rate of return on assets is determined based on the market expectations prevailing on that date, applicable to the period over which the obligation is to be settled. There has been a significant change in the expected rate of return on assets due to the improved stock market scenario.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of employees for the six-month periods ended June 30, 2012 and 2011 amounted to Rp24,331 and Rp21,331, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits which are higher under either this law or the defined benefit pension plan.

The net periodic pension cost of the Company and the subsidiaries under the Labor Law for the six-month periods ended June 30, 2012 and 2011 was calculated based on actuarial valuations as of December 31, 2011 and 2010, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2012

2011

Annual discount rate

7.5%

8.5 - 9.0%

Annual rate of increase in compensation

 8.0 - 9.0%

8.0 - 9.0%

a.

The composition of the periodic pension cost under the Labor Law for the six-month periods ended June 30, 2012 and 2011 is as follows:

2012

2011

Service cost

15,020

9,552

Interest cost

10,825

8,256

Amortization of unrecognized actuarial loss

2,301

9

Amortization of unrecognized past service cost

346

358

Curtailment gain

-

(34,840)

Net periodic pension cost under the Labor Law (Note 26)

28,492

(16,665)

b.

The composition of the accrued pension cost under the Labor Law as of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010 is as follows:

January 1,

2011 /

June 30,

December 31,

December 31,

201220112010

Projected benefit obligation

316,287

291,135

*

217,754

Unrecognized actuarial loss

(81,193

)

(83,494

)

(17,245

)

Unrecognized past service cost

(8,266

)

(8,612

)

(9,632)

Net accrued pension cost under the Labor Law

226,828

199,029

190,877

* net of curtailment effect during 2011 due to VSS (Note 26)

29.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

c.

Movements in the present value of pension cost obligation under the Labor Law for the six-month period ended June 30, 2012 and years ended December 31, 2011 and 2010 are as follows:

June 30, 2012 (Six-months)

The Company

Lintasarta

IMM

Total

Benefit obligation

at beginning of period

250,988

24,160

15,987

291,135

Current service cost

12,483

1,045

1,492

15,020

Interest cost

9,328

902

595

10,825

Actual benefits paid

(693

)

-

-

(693)

Benefit obligation

at end of period

272,106

26,107

18,074

316,287

December 31, 2011 (One Year)

The Company

Lintasarta

IMM

Total

Benefit obligation

at beginning of year

182,572

24,340

10,842

217,754

Current service cost

24,740

2,003

2,612

29,355

Interest cost

12,855

2,064

969

15,888

Actuarial loss (gain) on

obligation

75,163

(5,182

)

(1,442

)

68,539

Actual benefits paid

(1,826

)

(111

)

(255

)(2,192)

Effect of curtailment

(38,828

)

(890

)

-

(39,718)

Effect of changes in

actuarial assumptions

(3,688

)

1,936

3,261

1,509

Benefit obligation

at end of year

250,988

24,160

15,987

291,135

December 31, 2010 (One Year)

The Company

Lintasarta

IMM

Total

Benefit obligation

at beginning of year

159,055

22,173

6,660

187,888

Current service cost

17,661

1,967

2,119

21,747

Interest cost

16,574

2,319

693

19,586

Actuarial loss (gain) on

obligation

1,166

(890

)

804

1,080

Actual benefits paid

(2,150

)

(97

)

(102

)(2,349

)

Effect of changes in

actuarial assumptions

(9,734

)

(1,132

)

668

(10,198

)

Benefit obligation

at end of year

182,572

24,340

10,842

217,754

29.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

d.

Movements in the accrued pension cost under the Labor Law for the six-month period ended June 30, 2012 and years ended December 31, 2011 and 2010 are as follows:

June 30, 2012 (Six-months)

The Company

Lintasarta

IMM

Total

Accrued pension cost under

the Labor Law at beginning

of period

165,213

21,489

12,327

199,029

Periodic Labor Law cost

24,176

2,161

2,155

28,492

Benefit payment

(693

)

-

-

(693)

Accrued pension cost under

the Labor Law at end

of period

188,696

23,650

14,482

226,828

December 31, 2011 (One Year)

The Company

Lintasarta

IMM

Total

Accrued pension cost under

the Labor Law at beginning

of year

164,285

17,648

8,944

190,877

Periodic Labor Law cost

2,754

3,952

3,638

10,344

Benefit payment

(1,826

)

(111

)

(255

)

(2,192)

Accrued pension cost under

the Labor Law at end

of year

165,213

21,489

12,327

199,029

December 31, 2010 (One Year)

The Company

Lintasarta

IMM

Total

Accrued pension cost under

the Labor Law at beginning

of year

131,416

12,771

6,206

150,393

Periodic Labor Law cost

35,019

4,974

2,840

42,833

Benefit payment

(2,150

)

(97

)

(102

)

(2,349

)

Accrued pension cost under

the Labor Law at end

of year

164,285

17,648

8,944

190,877

The current portion of pension cost under the Labor Law included in accrued expenses (Note 17) amounted to Rp4,700 each of June 30, 2012 and December 31, 2011, and amounted Rp2,933 as of January 1, 2011 / December 31, 2010, respectively. The non-current portion included in employee benefit obligations amounted to Rp222,128, Rp194,329 and Rp187,944 (Note 22) as of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010, respectively.

29.

PENSION PLAN (continued)

Post-retirement Healthcare

The Company provides post-retirement healthcare benefits to its employees who leave the Company after the employees fulfill the early retirement requirement. The spouse and children who have been officially registered in the administration records of the Company are also eligible to receive benefits. If the employees die, the spouse and children are still eligible for the post-retirement healthcare until the spouse dies or remarries and the children reach the age of 25 or get married.

The utilization of post-retirement healthcare is limited to an annual maximum ceiling that refers to monthly pension from Jiwasraya as follows:

•

16 times the Jiwasraya monthly pension for a pensioner who receives monthly pension from Jiwasraya

•

16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000

•

16 times the last monthly pension for a pensioner who retires after July 1, 2003 and does not receive Jiwasraya monthly pension.

The net periodic post-retirement healthcare cost for the six-month periods ended June 30, 2012 and 2011 was calculated based on actuarial valuations as of December 31, 2011 and 2010, respectively. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

2012

2011

Annual discount rate

8.0%

9.5%

Ultimate cost trend rate

6.0%

6.0%

Next year trend rate

12.0%

14.0%

Period to reach ultimate cost trend rate

4 years

4 years

a.

The composition of the periodic post-retirement healthcare cost - net for the six-month periods ended June 30, 2012 and 2011 is as follows:

2012

2011

Interest cost

27,253

34,449

Service cost

13,306

10,408

Amortization of unrecognized past service cost

3,869

5,226

Amortization of unrecognized actuarial loss

1,360

2,603

Curtailment gain

-

(181,822)

Net periodic post-retirement healthcare cost - net (Note 26)

45,788

(129,136)

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

a.

The composition of the accrued post-retirement healthcare cost as of June 30, 2012,   December 31, 2011 and January 1, 2011 / December 31, 2010 is as follows:

January 1,

2011 /

June 30,

December 31,

December 31,

201220112010

Projected benefit obligation

721,212

687,789

*

846,636

Unrecognized actuarial loss

(102,319

)

(103,679

)

(161,443)

Unrecognized past service cost

(11,532

)

(15,401

)

(31,253

)

Net accrued post-retirement healthcare cost

607,361

568,709

653,940

* net of curtailment effect during 2011 due to VSS (Note 26)

a.

Movements in the present value of defined benefit obligation during the six-month period ended June 30, 2012 and years ended December 31, 2011 and 2010 are as follows:

January 1,

2011 /

June 30,

December 31,

December 31,

201220112010

Balance at beginning of period

687,789

846,636

605,660

Interest cost

27,253

68,955

65,919

Service cost

13,306

24,149

28,229

Actual benefits paid

(7,136

)

(10,978

)

(12,465)

Effect of changes in actuarial assumptions

-

150,330

197,867

Effect of curtailment

-

(230,600

)

-

Actuarial gain on obligation

-

(160,703

)

(38,574)

Balance at end of period

721,212

687,789

846,636

b.

Movements in the accrued post-retirement healthcare cost during the six-month period ended     June 30, 2012 and years ended December 31, 2011 and 2010 are as follows:

January 1,

2011 /

June 30,

December 31,

December 31,

201220112010

Balance at beginning of period

568,709

653,940

561,805

Net periodic post-retirement healthcare cost (income)

45,788

(74,253

)

104,600

Benefit payment

(7,136

)

(10,978

)

(12,465

)

Balance at end of period

607,361

568,709

653,940

The current portion of post-retirement healthcare cost included in accrued expenses amounted to Rp12,957 each of June 30, 2012 and December 31, 2011 and amounted to Rp14,669 as of January 1, 2011 / December 31, 2010, respectively. The non-current portion included in employee benefit obligations amounted to Rp594,404, Rp555,752 and Rp639,271 as of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010, respectively (Note 22).

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

e.

The effect of a one percentage point change in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the six-month period ended June 30, 2012 and years ended December 31, 2011 and 2010 and in accumulated post-retirement healthcare benefit obligation as of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010 as follows:

January 1,

2011 /

June 30,

December 31,

December 31,

201220112010

Increase

Service and interest costs

50,831

118,454

116,581

Accumulated post-retirement healthcare benefit

obligation

907,808

844,612

1,030,938

Decrease

Service and interest costs

32,097

73,626

76,868

Accumulated post-retirement healthcare

benefit obligation

611,090

566,627

702,632

Amounts of employee benefits for the current six-month period and previous four annual periods:

      Defined Benefit Pension Plan

June 30,

December 31,

December 31,

December 31,

December 31,

2012

2011

2010

2009

2008

The Company

Plan assets

516,784

476,890

793,664

763,244

763,700

Projected benefit obligation

(436,877

)

(409,808

)

(700,410

)

(684,611)(512,513)

Excess of plan assets over

projected benefit obligation

79,907

67,082

93,254

78,633

251,187

Unrecognized actuarial loss (gain)

(9,857

)

8,649

(10,383

)

46,087(96,746)

Net Prepaid Pension

70,050

75,731

82,871

124,720

154,441

Lintasarta

Plan assets

61,566

62,012

59,294

50,344

41,499

Projected benefit obligation

(57,029

)

(53,266

)

(50,215

)

(41,816)(28,726)

Excess of plan assets over projected

benefit obligation

4,537

8,746

9,079

8,528

12,773

Unrecognized actuarial loss

32,957

20,815

21,311

16,572

5,886

Net Prepaid Pension

37,494

29,561

30,390

25,100

18,659

Total

107,544

105,292

113,261

149,820

173,100

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

      Labor Law No.13/2003

June 30,

December 31,

December 31,

December 31,

December 31,

2012

2011

2010

2009

2008

The Company

Projected benefit obligation

(272,106

)

(250,988)

(182,572

)

(159,055)(141,316)

Unrecognized actuarial loss

83,410

85,775

18,287

27,639

40,798

Net

(188,696

)

(165,213

)

(164,285

)

(131,416)(100,518)

Lintasarta

Projected benefit obligation

 (26,107

)

(24,160

)

(24,340

)

(22,173)(11,464)

Unrecognized actuarial loss (gain)

(5,480

)

(5,598

)

(2,569

)

(547

)2,855

Unrecognized past service cost

7,937

8,269

9,261

9,949

-

Net

(23,650

)

(21,489

)

(17,648

)

(12,771)(8,609)

IMM

Projected benefit obligation

 (18,074

)

(15,987

)

(10,842

)

(6,660)(3,674)

Unrecognized actuarial loss (gain)

3,263

3,317

1,527

55(955)

Unrecognized past service cost

329

343

371

399

427

Net

(14,482

)

(12,327

)

(8,944

)

(6,206)(4,202)

Total

(226,828

)

(199,029

)

(190,877

)

(150,393)(113,329)

      Post-retirement Healthcare

June 30,

December 31,

December 31,

December 31,

December 31,

2012

2011

2010

2009

2008

The Company

Projected benefit obligation

(721,212

)

(687,789

)

(846,636

)

(605,660)(492,615)

Unrecognized past service cost

102,319

103,679

161,443

2,150(43,315)

Unrecognized actuarial loss

11,532

15,401

31,253

41,705

52,158

Net

(607,361

)

(568,709

)

(653,940

)

(561,805)(483,772)

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

 January 1, 2011 /

January 1, 2011 /

December 31,

December 31,

December 31,

December 31,

June 30, 2012

2011

2010

June 30, 2012

2011

2010

Cash and cash equivalents

(Note 4)

Government-related entities:

State-owned banks

2,975,621

977,960

1,615,651

5.47

1.84

3.03

Accounts receivable - trade

(Note 5)

Government-related entities:

State-owned companies

372,467

297,717

267,319

0.68

0.56

0.50

Ultimate parent company:

Qatar Telecom

5

6,927

2,827

0.00

0.01

0.01

Total

372,472

304,644

270,146

0.68

0.57

0.51

Less allowance for

impairment of

receivables

45,012

47,107

47,640

0.08

0.09

0.09

Net

327,460

257,537

222,506

0.60

0.48

0.42

Prepaid expenses

Government-related entities:

State-owned companies

11,094

8,222

11,683

0.02

0.01

0.02

Governmental departments

-

205

-

-

0.00

-

Entity under common significant

influence:

Kopindosat

1,886

3,681

3,294

0.00

0.01

0.01

Total

12,980

12,108

14,977

0.02

0.02

0.03

Other current and non-current

   assets - financial and non-financial

Government-related entities:

State-owned banks

84,123

71,825

91,231

0.15

0.14

0.17

Governmental departments

-

87

87

-

0.00

0.00

Total

84,123

71,912

91,318

0.15

0.14

0.17

Due from related parties

Entity under common significant

influence:

Kopindosat

6,039

6,012

5,958

0.02

0.01

0.01

Government-related entities:

State-owned companies

1,391

1,583

1,693

0.00

0.00

0.01

Key management personnel:

Senior management

941

3,020

1,362

0.00

0.01

0.00

Ultimate parent company:

Qatar Telecom

57

     54

54

0.00

0.00

0.00

Total

8,428

  10,669

9,067

0,02

0.02

0.02

Less allowance for

impairment of

receivables

15

 15

646

0.00

0.00

0.00

Net

8,413

10,654

8,421

0.02

0.02

0.02

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

 January 1, 2011 /

January 1, 2011 /

December 31,

December 31,

December 31,

December 31,

June 30, 2012

2011

2010

June 30, 2012

2011

2010

Long-term prepaid rentals

- net of current portion

Government-related

entities:

State-owned companies

21,062

21,587

24,672

0.03

0.04

0.05

Entity under common

significant influence:

Kopindosat

8,604

9,962

12,817

0.02

0.02

0.02

Total

29,666

31,549

37,489

0.05

0.06

0.07

Long-term advances

Government-related entities:

State-owned companies

7,845

44

3,705

0.01

0.00

0.01

Entities under common

significant influence:

PT Personel Alih Daya

-

9,111

-

-

0.02

-

Kopindosat

-

-

1,016

-

-

0.00

Total

7,845

9,155

4,721

0.01

0.02

0.01

Long-term prepaid pension - net

of current portion (Note 29)

Government-related entities:

State-owned companies

105,433

103,181

111,344

0.19

0.19

0.21

Short-term loan (Note 14)

Government-related entity:

State-owned bank

1,299,388

1,499,256

-

3.61

4.39

-

Accounts payable - trade

Government-related entities:

State-owned companies

32,790

23,233

22,260

0.09

0.07

0.06

Ultimate parent company

Qatar Telecom

6,281

348

-

0.02

0.00

-

Total

39,071

23,581

22,260

0.11

0.07

0.06

Procurement payable (Note 15)

Entities under common significant

influence:

PT Personel Alih Daya

13,915

16,319

13,210

0.04

0.05

0.04

Kopindosat

9,264

9,872

22,123

0.02

0.03

0.06

Government-related entities:

State-owned companies

7,218

9,882

33,348

0.02

0.03

0.10

Total

30,397

36,073

68,681

0.08

0.11

0.20

Accrued expenses

Key management personnel:

Senior management

56,326

  37,851

33,553

0.16

0.11

0.10

Entities under common significant

influence:

PT Personel Alih Daya

37,142

  18,222

16,906

0.10

0.05

0.05

Kopindosat

6,877

    5,817

13,838

0.02

0.02

0.04

Government-related entities:

State-owned companies

4,789

66,399

82,641

0.01

0.20

0.23

Total

105,134

128,289

146,938

0.29

0.38

0.42

Due to related parties

Government-related entities:

State-owned companies

15,027

14,928

20,609

0.04

0.05

0.06

Ultimate parent company:

Qatar Telecom

777

552

-

0.00

0.00

-

Entity under common significant

influence:

Kopindosat

-

   -

1,490

-

-

0.00

Total

15,804

15,480

22,099

0.04

0.05

0.06

Other current and non-current liabilities -

financial and non-financial

Government-related entities:

State-owned companies

5,623

6,455

8,118

0.01

0.02

0.02

Governmental departments

3,146

2,141

3,895

0.01

0.01

0.01

Total

8,769

8,596

12,013

0.02

0.03

0.03

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

 January 1, 2011 /

January 1, 2011 /

December 31,

December 31,

December 31,

December 31,

June 30, 2012

2011

2010

June 30, 2012

2011

2010

Loan payable (including current

maturities) (Note 18)

Government-related entity:

State-owned bank

999,612

998,843

1,297,045

2.78

2.92

3.71

Percentage to Total Operating revenue (%)

Amount

                 or Expenses (%)

Six-month periods ended June 30,

      Six-month periods ended June 30,

2012

2011

2012

2011

Operating revenues (Note 24)

Government-related entities:

State-owned companies

757,152

635,965

7.30

6.33

Governmental departments

8,738

52,983

0.09

0.53

Ultimate parent company:

Qatar Telecom

6,576

27,231

0.06

0.27

Entity under common significant

influence:

Kopindosat

318

-

0.00

-

Total

772,784

716,179

7.45

7.13

Operating expenses

Cost of services

Government-related entities:

State-owned companies

813,657

783,434

9.11

9.08

Entities under common significant

influence:

Kopindosat

86,417

43,483

0.97

0.50

PT Personel Alih Daya

48,814

38,013

0.55

0.44

Ultimate parent company:

Qatar Telecom

25,964

32,494

0.29

0.38

Total

974,852

897,424

10.92

10.40

Personnel

Key management personnel:

Senior management

Short-term employee benefits

73,198

61,632

0.82

0.70

Termination benefits

-

41,922

-

0.48

Other long-term benefits

-

(306

)

-

(0.00

)

Sub-total

73,198

103,248

0.82

1.18

Government-related entities:

State-owned companies

7,877

(3,202

)

0.09

(0.04)

Entity under common significant

influence:

PT Personel Alih Daya

-

16,106

-

0.19

Total

81,075

116,152

0.91

1.33

Marketing

Entities under common significant

influence:

PT Personel Alih Daya

43,923

25,287

0.49

0.29

Kopindosat

8,790

2,135

0.10

0.02

Government-related entities:

State-owned companies

2

-

0.00

-

Total

52,715

27,422

0.59

0.31

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Percentage to Total Operating revenue (%)

Amount

                 or Expenses (%)

Six-month periods ended June 30,

      Six-month periods ended June 30,

2012

2011

2012

2011

General and administration

Entities under common significant

influence:

Kopindosat

10,910

45,124

0.12

0.52

PT Personel Alih Daya

6,596

-

0.07

-

Government-related entities:

State-owned companies

4,710

47,747

0.06

0.55

Total

22,216

92,871

0.25

1.07

Other income (expenses) - net

Government-related entities:

State-owned banks

(55,242)

(22,458

)

(3.83)

(6.79

)

The relationship and nature of account balances/transactions with related parties are as follows:

No	Related Parties	Relationship	Nature of Account Balances/Transactions
1.	State-owned banks	Government- related entities	Cash and cash equivalents, other current and non-current financial and non-financial assets, short-term loan, loan payable and other income (expenses) - net
2.	State-owned companies	Government- related entities

Accounts receivable - trade, prepaid expenses, due from related parties, long-term prepaid rentals, long-term advances, long-term prepaid pension, accounts payable - trade, procurement payable, accrued expenses, due to related parties, other current and non-current financial and non-financial liabilities, operating revenues, operating expenses - cost of services, operating expenses - personnel, operating expense - marketing and operating expenses - general and administration

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

No	Related Parties	Relationship	Nature of Account Balances/Transactions

3.	Qatar Telecom	Ultimate parent company

Accounts receivable - trade, due from related parties, accounts payable - trade, due to related parties, operating revenues - fixed telecommunications and cellular and operating expenses - cost of services

4.	Governmental departments	Government- related entities	Prepaid expenses, other current and non-current financial and non-financial assets, other current and non-current financial and non-financial liabilities, operating revenues - MIDI
5.	Kopindosat	Entity under common significant influence

Prepaid expenses, due from related parties, long-term prepaid rentals,  long-term advances, procurement payable, accrued expenses, due to related parties, operating revenues, operating expenses - cost of services, operating expenses - marketing and operating expenses - general and administration

6.	Senior management	Key management personnel	Due from related parties, accrued expenses and operating expenses - personnel
7.	PT Personel Alih Daya	Entity under common significant influence

Long-term advances, procurement payable, accrued expenses, operating expenses - cost of services, operating expenses - personnel, operating expenses - marketing and operating expenses - general and administration

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

31.

DISTRIBUTION OF PROFIT AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting (“ASGM”), the stockholders approved, among others, the appropriation of annual profit for cash dividend distribution, as follows, and the utilization of the remaining amount for reinvestment and working capital.

ASGM Date	Dividend per Share (Rp)	Dividend Payment Date
2010 Profit
June 24, 2011	59.55	August 5, 2011

2011 Profit
May 14, 2012	76.83	June 26, 2012

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia. On June 11 and June 26, 2012, the Company paid dividend amounting to Rp59,668 and Rp357,821, respectively, to the Government and other stockholders for the dividend declared on       May 14, 2012.

32. SIGNIFICANT AGREEMENTS AND COMMITMENTS

a.

As of June 30, 2012, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$68,869 (Note 38j) and Rp553,249.

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/Purchase Orders (“POs”) Already Issued	Amount of Contract/POs Not Yet Served
December 10, 2010	Procurement of Technology Upgrade for 2G and 3G Telecommunications Network in Kalimantan (see “f” below)	PT Nokia Siemens Networks and Nokia Siemens Networks Oy	US$38,439	US$17,959
October 1, 2010	Procurement of Telecommunications Equipment and Related Services	PT Ericsson Indonesia and Ericsson AB	US$81,340 and Rp210,882	US$885 and Rp252
June 16, 2010	Procurement of Telecommunications Infrastructure	PT Nokia Siemens Networks and Nokia Siemens Networks Oy	US$107,319 and Rp467,352	US$62 and Rp3,892

b.

On February 7, 2012, the Company entered into an Asset Sale Agreement with PT Tower Bersama Infrastructure Tbk and its subsidiary, PT Solusi Menara Bersama (collectively referred to as “Tower Bersama”), whereby the Company agreed to sell 2,500 of its telecommunication towers to Tower Bersama for a total consideration of US$518,500, consisting of US$406,000 paid upfront and a maximum potential deferred payment of US$112,500. The upfront payment includes PT Tower Bersama Infrastructure Tbk's shares of not less than 5% of the increase in its capital stock (upon the Rights Issue of PT Tower Bersama Infrastructure Tbk). Based on the agreement, the Company also agreed to lease back the spaces in the 2,500 telecommunication towers (Note 38i).

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32. SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

c.

On December 30, 2011, Lintasarta, a subsidiary, entered into agreements with MOCIT-Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (MOCIT-BPPPTI), whereby Lintasarta agreed to provide Public Access Services for Wireless Fidelity (WiFi) Internet in Kewajiban Pelayanan Umum/ Universal Service Obligation (KPU/USO) Regencies (Kabupaten) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Packages (Paket Pekerjaan) 3 and 6 that cover the provinces of West Kalimantan, South Kalimantan, Central Kalimantan, East Kalimantan, Bali, West Nusa Tenggara and East Nusa Tenggara. The agreements have contract values of Rp71,992 and Rp44,422 for Work Packages 3 and 6, respectively.

Subsequently on January 10, 2012, Lintasarta, also entered into an agreement with MOCIT-BPPPTI for the provision of Public Access Services for Wireless Fidelity (WiFi) Internet in KPU/USO Regencies (Kabupaten KPU/USO) (Penyediaan Jasa Akses Publik Layanan Internet WiFi Kabupaten KPU/USO) for Work Package (Paket Pekerjaan) 4 that covers the provinces of Gorontalo, West Sulawesi, South Sulawesi, Central Sulawesi, South East Sulawesi and North Sulawesi with contract value of Rp83,174.

As of June 30, 2012, Lintasarta has outstanding advance payments from MOCIT-BPPPTI related to those agreements amounting to Rp6,828 and Rp21,523 which are classified as part of unearned income for the current portion and other non-current liabilities for the long-term portion, respectively.

On February 8, 2012, Lintasarta entered into an agreement with PT Widtech Indonesia, for the procurement of equipment and infrastructure required for the construction of WiFi, as agreed with the MOCIT- BPPPTI above, with total contract value amounting to Rp121,927 (including VAT).

As of June 30, 2012, Lintasarta has outstanding advances to PT Widtech Indonesia totalling Rp5,873 and Rp18,512 which are classified as part of advances for the current portion and long-term advances for the long-term portion, respectively.

d.

During May 2011 to March 2012, the Company had issued several POs to PT Nokia Siemens Network and Nokia Siemens Network OY with total amount of US$34,829 and Rp208,948 for the procurement of cellular technical equipment in the Sumatra and Java Areas. Based on the POs, the Company agreed to exchange certain existing cellular equipment with new equipment units and pay US$11,462 and Rp171,844 to Nokia for the installation services and additional equipment. For the six  months ended June 30, 2012, the carrying amount of the cellular technical equipment units given up amounted to Rp107,587 and the accumulated carrying amount of such equipment up to June 30, 2012 amounted to Rp223,321(Note 8).

e.

On July 28, 2011, the Company entered into an agreement with PT Quadra Solution, whereby the Company agreed to provide data communication service to PT Quadra Solution related to Project e-KTP (electronic Kartu Tanda Penduduk / electronic citizens identity card). The agreement covers the provision of services until December 2012 for a total contract value of Rp283,352.

For the year ended December 31, 2011 and six-month period ended June 30, 2012, the Company has recognized the operating revenue related to this agreement amounting to Rp79,615 and Rp93,346, respectively, which is classified as part of MIDI revenue.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32. SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

f.

On December 10, 2010, the Company agreed with PT Nokia Siemens Networks and Nokia Siemens Networks OY (“Nokia”) to restate and amend the agreement for “Procurement of Technology Upgrade for 2G and 3G Telecommunications Network in Kalimantan” that was originally entered into on June 30, 2010. Based on the new agreement, the Company agreed to exchange certain existing cellular technical equipment units in Kalimantan area with new equipment units from Nokia with total value of US$75,243 consisting of cellular technical equipment with net book value of U$66,963 (net of discount amounting to US$2,029) for 1,325 units of 2G Base Transceiver Station (BTS), 24 units of Base Station Controller (BSC), 11 units of Transcoders, 66 units of Node B equipment and 3 units of Radio Network Controller (RNC), and pay US$6,251 to Nokia for the installation services. As of December 31, 2011, the Company has paid for the installation services. The accumulated carrying amount of such equipment up to June 30, 2012 amounted to Rp559,241 (Note 8). The Company also committed to procure additional equipment units from Nokia with total value of US$11,708 until the end of 2012.

g.

On April 15, 2010, Lintasarta, a subsidiary, entered into agreements with MOCIT-Balai Telekomunikasi dan Informatika Pedesaan (MOCIT-BTIP), whereby Lintasarta agreed to provide Pusat Layanan Jasa Akses Internet Kecamatan (Center for Internet Access and Services in Rural Areas) (PLIK) for Work Packages (Paket Pekerjaan) 7, 8 and 9 that cover the provinces of Bali, West Nusa Tenggara, East Nusa Tenggara, West Kalimantan, South Kalimantan, East Kalimantan, Central Kalimantan, Maluku and Papua. On December 22, 2010, the agreements were amended to increase the contract value. The agreements cover four years starting from October 15, 2010 with contract value amounting to Rp91,895, Rp143,668 and Rp116,721 for Work Packages 7, 8 and 9, respectively. In accordance with the agreements, Lintasarta placed its time deposits totalling Rp18,200 as a performance bond for the four-year contract period, which deposits are classified as part of other non-current financial assets.

On December 12, 2010, Lintasarta entered into agreements with MOCIT-BTIP to provide Pusat Layanan Jasa Akses Internet Kecamatan Bergerak (Mobile Center for Internet Access and Services in Rural Areas) (PLIKB) for Work Packages 2, 3, 11, 15, 16 and 18 that cover the provinces of North Sumatra, West Sumatra, East Nusa Tenggara, West Kalimantan, South Kalimantan and East Kalimantan. The agreements cover four years starting on September 22, 2011 with contract values amounting to Rp79,533, Rp92,003, Rp60,149, Rp71,879, Rp84,583 and Rp69,830 for Work Packages 2, 3, 11, 15, 16 and 18, respectively. On October 19, 2011, the agreements were amended to change the work starting date from September 22, 2011 to December 22, 2011.

As of June 30, 2012, Lintasarta has outstanding advance payments from MOCIT-BTIP related to those agreements amounting to Rp32,600 which are classified as part of unearned income.

On May 6, 2010, Lintasarta entered into an agreement with PT Wira Eka Bhakti (WEB), for the procurement of equipment and infrastructure required for the construction of PLIK, as agreed with MOCIT-BTIP above, with total contract value amounting to Rp189,704. The agreement has been amended several times, with the latest amendment dated March 9, 2011 increasing the contract value to become Rp208,361.

On March 23, 2011, Lintasarta entered into agreements with WEB and PT Personel Alih Daya (a related party), for the procurement of equipment and infrastructure required for the construction of PLIKB, as agreed with MOCIT-BTIP above, with total contract values amounting to Rp276,274 and Rp60,739, respectively.

As of June 30, 2012, Lintasarta has outstanding advances to WEB and PT Personal Alih Daya totalling Rp17,489 and Rp39,977 which are classified as part of advances for the current portion and long-term advances for the long-term portion, respectively.

32.

SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

h.

On January 29, April 15, May 24 and June 3 in 2010, and February 4 and 10 in 2011, the Company agreed to lease part of its telecommunications towers and sites to PT Hutchison CP Telecommunications (“Hutchison”) for a period of 12 years, PT Natrindo Telepon Selular (“NTS”) for a period of 10 years, PT XL Axiata Tbk (“XL Axiata”) for a period of 10 years, PT Berca Global Access (“Berca”) for a period of 10 years, PT Dayamitra Telekomunikasi (“Mitratel”) for a period of 10 years and PT First Media Tbk (“FM”) for a period of 5 years, respectively. Hutchison, NTS, and XL Axiata (on annual basis), Berca and Mitratel (on quarterly basis) and FM (on semi-annual basis) are required to pay the lease and maintenance fees in advance which are recorded as part of unearned income.

On August 18, 2011, the Company and Hutchison amended their tower leasing agreement covering changes in certain arrangements with respect to, among others, amount of compensation paid to landlords or residents around the leased site shouldered by the Company, penalty charged for overdue payments and effective lease period.

Future minimum lease receivables under the operating lease agreements as of June 30, 2012 and December 31, 2011 and January 1, 2011 / December 31, 2010 are as follows:

January 1,

2011 /

June 30,

December 31,

December 31,

201220112010

Within one year

447,956

374,864

410,828

After one year but not more than five years

1,819,878

1,514,834

2,372,145

More than five years

1,626,037

1,822,169

2,044,071

Total

3,893,871

3,711,867

4,827,044

Future minimum lease receivables under the finance lease agreements as at June 30, 2012 are as follows:

Minimum

Present value

payments

of payments

Within one year

23,898

13,725

After one year but not more than five years

95,594

52,562

More than five years

108,576

71,397

Total

228,068

137,684

Less amount representing finance charge

90,384

-

Present value of minimum lease payments

137,684

137,684

Current portion (presented as part of Other Current Financial Assets - Net)

 (Note 7)

13,725

Long-term portion (presented as Finance Lease Receivables)

123,959

Total

137,684

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32.

SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

i.

During 2008-2012, the Company entered into several agreements with, among other tower operators, PT Professional Telekomunikasi Indonesia (“Protelindo”), XL Axiata,  PT Solusindo Kreasi Pratama, PT Daya Mitra Telekomunikasi, PT Bit Teknologi Nusantara, PT Batavia Towerindo, PT Mitrayasa Sarana Informasi and PT Gihon Telekomunikasi Indonesia for the Company to lease part of spaces in their telecommunication towers and sites for an initial period of 10 years. The Company may extend the lease period for another 10 years, with additional lease fees based on the inflation rates in Indonesia.

Future minimum rentals payable under the operating lease agreements with the above mentioned other tower operators as of June 30, 2012, December 31, 2011 and January 1, 2011 / December 31, 2010 are as follows:

January 1,

2011 /

June 30,

December 31,

December 31,

201220112010

Within one year

51,825

97,522

119,310

After one year but not more than five years

207,302

488,183

477,243

More than five years

109,213

193,659

452,738

Total

        368,340

779,364

1,049,291

Future minimum rentals payable under the finance lease agreements with the above mentioned other tower operators as at June 30, 2012 are as follows:

Minimum

Present value

payments

of payments

Within one year

 171,377

71,358

After one year but not more than five years

789,033

453,645

More than five years

  550,594

467,670

Total

1,511,004

992,673

Less amount representing finance charge

518,331

-

Present value of minimum lease payments

992,673

992,673

Current portion (presented as part of Other Current Financial Liabilities)

71,358

Long-term portion (presented as Obligations under Finance Lease)

921,315

Total

992,673

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32.

SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

j.

The Company and IMM have committed to pay annual radio frequency fee over the 3G and BWA licenses period, provided the Company and IMM hold the 3G and BWA licenses. The amount of annual payment is based on the payment scheme set out in Regulations
No. 7/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 237/KEP/ M.KOMINFO/7/2009 dated February 8, 2006, September 1, 2009 and July 27, 2009, respectively, of the MOCIT. The Company and IMM paid the annual frequency fee for the 3G and BWA licenses totaling Rp333,594, Rp442,511 and Rp381,123 for the six-month period ended June 30, 2012 and the years ended December 31, 2011 and 2010, respectively.

k.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. The facilities agreement has been amended several times. On September 20, 2011, these facilities were further amended to extend the expiration date up to April 30, 2012 and change the interest rate and certain provisions in the agreement as follows:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp17,000). Interest is charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

•

Revolving loan facility amounting to US$30,000 (including revolving loan denominated in rupiah amounting to Rp255,000). The loan matures within a maximum period of 180 days and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest is charged on daily balances at 2.25% per annum above the HSBC Cost of Fund Rate for the loans denominated either in rupiah or U.S. dollar.

•

The facilities are considered uncommitted facility based on guidelines No.12/516/DPNP/DPnP dated September 21, 2010 issued by the Central Bank of Indonesia; consequently, these facilities can be automatically cancelled by HSBC in the event that the Company’s credit collectibility declines to either substandard, doubtful or loss based on HSBC’s assessment pursuant to the general criteria set out by the Central Bank of Indonesia.

On March 27, 2012, the Company received the letter from HSBC to extend these facilities up to April 30, 2013.

a.

In 1994, the Company was appointed as a Financial Administrator (“FA”) by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s Indefeasible Right of Use (“IRU”), Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”).

The funds received from the sale of IRU, DUC and OCU and for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts.

As of June 30, 2012, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$4,293. Besides receiving their share of the funds from the sale of IRU, DUC and OCU, the members of the consortium also received their share of the interest earned by the above funds.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32.

SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

b.

Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

•

In 1994, Satelindo entered into a land transfer agreement for the transfer of Telkom’s rights to use a 134,925-square meter land property located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The land transfer agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220. The term of the agreement may be extended based on mutual agreement.

The agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the land transfer agreement.

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the ninth amendment agreement dated May 24, 2010. Transponder lease expense charged to operations amounting to Rp10,682 and Rp10,998 for the six-month periods ended June 30, 2012 and 2011, respectively, is presented as part of “Operating Expenses - Cost of Services” in the interim consolidated statement of comprehensive income.

33.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”).

These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc, which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the MOC, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the MOC made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

Based on Decision Letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 of the MOCIT, the collection rates are set by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

33. TARIFF SYSTEM (continued)

b.

Cellular services

The basic telephony tariffs for cellular mobile network service are set on the basis of Regulation No. 12/PER/M.KOMINFO/02/2006 dated February 28, 2006 of the MOCIT. Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

•

Additional facilities fee

Cellular providers should implement the new tariffs referred to as “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee), while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

In April 2008, the MOCIT issued Ministerial Decree No. 09/PER/M.KOMINFO/04/2008 about guidelines on calculating basic telephony service tariffs through cellular mobile network. Under this new Decree, the cellular providers should implement the new tariffs referred to as “price cap”. The types of tariffs for telecommunications services through cellular network consist of the following:

•

Tariff for basic telephony services

•

Tariff for roaming

•

Tariff for multimedia services

The retail tariffs should be calculated based on Network Element Cost, Activation Cost of Retail Services and Profit Margin.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has revenue of more than 25% of the total industry revenue for a certain segment.

Starting May 2008, the Company has fully adopted the new cellular tariff system.

c.

Fixed telecommunications services

In February 2006, the MOCIT released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariffs for fixed network service.

In April 2008, the MOCIT issued Ministerial Decree No. 15/PER/M.KOMINFO/04/2008 about the guidelines on calculating basic telephony service tariffs through fixed network. This Decree also applies to fixed wireless access (FWA) network.

Under this new decree, the tariffs for basic telephony services and SMS (short message service) must be calculated based on the formula stated in the Decree. The fixed network providers should implement the new tariffs referred to as “price cap”.

Starting May 2008, the Company has fully adopted the new fixed telecommunications tariff system.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

34.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING

Interconnection tariffs among domestic telecommunications operators are regulated by the MOC through its Decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The Decree was updated several times with the latest update being Decree No. KM.37 Year 1999 (“Decree No. 37”) dated June 11, 1999. This Decree, along with Decree No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998, prescribed interconnection tariff structures between mobile cellular   telecommunications network and Public Switched Telephone Network (“PSTN”), mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the Decree of the MOC, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariffs

a.    Between international and domestic PSTN

Based on Decree No. 37 dated June 11, 1999, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful  outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunications traffic (local and SLJJ) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunications carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on Decree No. 46 dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows :

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the prevailing SLJJ tariffs plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

34.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING (continued)

1.

Structure of Interconnection Tariffs (continued)

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator.

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting in 1998, the interconnection tariffs for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariffs applied to traffic made through domestic PSTN as discussed in “a” above. However, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged -
Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs until December 31, 2006 (Note 35).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

34.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING (continued)

1.

Structure of Interconnection Tariffs (continued)

Decree No. 37 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the MOC which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new Decree, the operator of the network on which calls terminate determines the interconnection charge to be received by it based on a formula mandated by the Government, which is intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of the new Decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M.KOMINFO/02/2006 dated February 8, 2006 of the MOCIT (Note 35).

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government.

In August 2006, the DGPT issued Decree No. 278/DIRJEN/2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel). This decree was implemented since January 2007 as agreed by all operators and approved by the Government. On April 11, 2008, the DGPT approved the new RIO for dominant operators (Telkom, Telkomsel and the Company). The DGPT requires all domestic operators to amend their interconnection agreements in line with the approved new RIO starting April 1, 2008. On April 1, 2008, the Company implemented the new interconnection tariffs based on the approved RIO.

However, on December 31, 2010, the Badan Regulasi Telekomunikasi Indonesia (BRTI or Indonesian Telecommunications Regulatory Bureau) issued letter No. 227/BRTI/XII/2010 regarding the implementation of new interconnection tariffs based on the implementation of cost-based interconnection fees, which would be used by all telecommunications operators effective January 1, 2011. The Company has adopted the new tariffs starting January 1, 2011.

On June 27, 2011, the MOCIT issued Regulation No.16/PER/M.KOMINFO/06/2011 regarding the amendment of the Ministry of Transportation Decree No. 35 Year 2004 on implementation of local fixed wireless network with limited mobility, which encouraged the implementation of cost-based tariffs by all telecommunications operators effective July 1, 2011.

Prior to 2012, the interconnection for Short Message Services ("SMS") applied the "Senders Keep All" scheme. Under this old scheme, the telecommunication operators may keep all of the revenue received from their subscribers from services of sending SMS to other operators without any interconnection cost paid to other operators. Starting June 1, 2012, the Indonesian Telecommunication Regulation Body (Badan Regulasi Telekomunikasi Indonesia or "BRTI") issued letter No. 262/BRTI/XII/2011 replacing the previous "Senders Keep All" scheme with the new cost-based scheme. Under the new scheme, the telecommunication operators are obliged to pay interconnection cost with maximum amount of Rp23 (in full amount) for every SMS sent to other telecommunication operators.

Effective June 1, 2012, the Company has applied this new regulation and is currently in the process of amending its interconnection agreements with other operators.

34.

INTERCONNECTION TARIFFS, USO, SPECTRUM FREQUENCY FEES AND REVENUE SHARING (continued)

2.

USO and Spectrum Frequency Fees

On January 16, 2009, the Government issued Regulation No. 7 Year 2009 increasing the USO development contribution from 0.75% to 1.25% and decreasing the concession fee from 1% to 0.50% of annual gross revenue (after deducting bad debts and interconnection charges) effective January 1, 2009.

On December 13, 2010, the President of the Republic of Indonesia issued PP No.76/2010 regarding the amendment of PP No.7/2009 on types and tariffs of non-tax state income imposed by the MOCIT. This regulation affects the computation method and payment of the spectrum fee allocated to the Company (800 Mhz, 900 Mhz and 1,800 Mhz frequency bands).

3.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by Decree No. 08/PER/M.KOMINFO/02.2006, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

35.

INTERCONNECTION AGREEMENTS

The Company (including Satelindo and IM3 until they were merged - Note 1e) has interconnection arrangements with domestic and overseas operators. Some significant interconnection agreements are as follows:

1.

Telkom

The following are significant interconnection agreements/transactions with Telkom:

a.

Fixed telecommunications services

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks. The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunications service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

35.

INTERCONNECTION AGREEMENTS (continued)

1.

Telkom (continued)

a.

Fixed telecommunications services (continued)

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 per record of outgoing call as compensation for billing processing. However, the collection and billing process expense was changed to “service charge”, which was computed at Rp1,250 per minute of outgoing call starting April 1, 2008. Based on the latest agreement, the service charge rate has been reduced to Rp1,200 per minute of outgoing call starting January 1, 2009.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that were effective starting January 1, 2007. This memorandum of understanding was replaced by an agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 20, 2011 to meet the requirement in the BRTI letter
No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of the new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

b.

Cellular services

On December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunications network and Telkom’s fixed telecommunications network. Under this agreement, the interconnection between the Company’s cellular telecommunications network and Telkom’s fixed telecommunications network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunications subscribers.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007. This memorandum of understanding was replaced by an agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated December 20, 2011 to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

2.

XL Axiata, PT Smartfren Telecom Tbk (previously PT Mobile-8 Telecom Tbk) (“Smartfren”) and Telkomsel

The principal matters covered by the agreements with these operators are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with the mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

35.

INTERCONNECTION AGREEMENTS (continued)

2.

XL Axiata, PT Smartfren Telecom Tbk (previously PT Mobile-8 Telecom Tbk) (“Smartfren”) and Telkomsel (continued)

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send SMS to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

The Company (including Satelindo and IM3 until they were merged) and the above operators still continue their business under the agreements by applying the original compensation formula, except for interconnection fee.

On December 8, 27 and 28, 2006, the Company entered into a memorandum of understanding with each of Telkomsel, Smartfren and XL Axiata, respectively, applying the new interconnection rates under cost-based scheme effective January 1, 2007 to comply with Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT. The memoranda of understanding with Smartfren, XL Axiata and Telkomsel were subsequently replaced by agreements dated September 14, and December 17 and 19, 2007, respectively. The agreements with Smartfren and XL Axiata were amended on March 31, 2008, while the agreement with Telkomsel was amended on February 18, 2008. Subsequently, the agreements with Smartfren and XL Axiata were further amended on March 15, 2011 and March 3, 2011, respectively, while the agreement with Telkomsel was further amended on July 19, 2011, to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

2.

PT Bakrie Telecom Tbk (“Bakrie Telecom”)

The principal matters covered by the latest amendment of the agreement dated June 10, 2009 are related to interconnection of the Company’s mobile cellular network and international gateway exchanges to Bakrie Telecom’s network, including SLI 009 network. Subsequently, the agreement with Bakrie Telecom was further amended on February 9, 2011 to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariffs in 2011. The Company has adopted the new tariffs starting January 1, 2011.

Net interconnection revenues (charges) from (to) major operators for the six-month periods ended June 30, 2012 and 2011 are as follows:

2012

2011

 Telkom

22,957

60,149

Smartfren

2,090

6,323

XL Axiata

748

(65,401)

Telkomsel

(79,169

)

(73,998)

Bakrie Telecom

(5,628

)

(547)

Net charges

(59,002

)

(73,474

)

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

36.

SEGMENT INFORMATION

The Group manages and evaluates its operations in three major reportable segments: cellular, fixed telecommunications and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Group operates in one geographical area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

Consolidated information by industry segment follows:

Major Segments

Fixed

Segment

Cellular

Telecommunications

MIDI

Total

Six-month period ended June 30, 2012

Operating revenues

Revenues from external customers

8,526,408

479,284

1,371,312

10,377,004

Inter-segment revenues

-

-

310,454

310,454

Total operating revenues

8,526,408

479,284

1,681,766

10,687,458

Inter-segment revenues elimination

(310,454)

Operating revenues - net

10,377,004

Income

Operating income (loss)

1,425,661

(174,281)

196,271

1,447,651

Interest income

45,255

Financing cost

(970,219

)

Loss on foreign exchange - net

(522,252

)

Income tax expense - net

(90,356

)

Loss on change in fair value  of derivatives - net

(31,594)

Others - net

34,773

Loss for the period

(86,742)

Depreciation and amortization

2,812,402

243,671

375,124

3,431,197

As of June 30, 2012

Other Information

Segment assets

49,164,041

1,660,165

8,876,062

 59,700,268

Unallocated assets

2,949,825

Inter-segment assets elimination

(8,249,458)

Assets - net

54,400,635

Segment liabilities

28,037,545

588,338

3,357,243

31,983,126

Unallocated liabilities

10,507,180

Inter-segment liabilities elimination

(6,548,963)

Liabilities - net

35,941,343

Capital expenditures

2,115,121

66,698

397,543

2,579,362

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

36.

SEGMENT INFORMATION (continued)

Major Segments

Fixed

Segment

Cellular

Telecommunications

MIDI

Total

Six-month period ended June 30, 2011

Operating revenues

Revenues from external customers

8,219,097

621,444

1,201,305

10,041,846

Inter-segment revenues

-

-

288,769

288,769

Total operating revenues

8,219,097

621,444

1,490,074

10,330,615

Inter-segment revenues elimination

(288,769)

Operating revenues - net

10,041,846

Income

Operating income (loss)

1,457,574

(161,777)116,700

1,412,497

Gain on foreign exchange - net

677,677

Interest income

49,991

Financing cost

(969,339

)

Income tax expense - net

(303,140

)

Loss on change in fair value  of

derivatives - net

   (123,376

)

Others - net

14,877

Profit for the period

759,187

Depreciation and amortization

2,611,563

143,580

397,092

3,152,235

As of December 31, 2011

Other Information

Segment assets

45,932,612

2,057,272

8,497,302

56,487,186

Unallocated assets

4,605,669

Inter-segment assets elimination

(7,928,774)

Assets - net

53,164,081

Segment liabilities

26,766,907

737,859

2,981,840

30,486,606

Unallocated liabilities

9,949,269

Inter-segment liabilities elimination

(6,269,068)

Liabilities - net

34,166,807

Capital expenditures

1,832,662

82,782

285,600

2,201,044

As of January 1, 2011 / December 31, 2010

Other Information

Segment assets

47,349,629

2,111,778

8,548,97058,010,377

Unallocated assets

3,069,422

Inter-segment assets elimination

(7,802,547)

Assets - net

53,277,252

Segment liabilities

27,506,806

629,891

3,248,08031,384,777

Unallocated liabilities

9,762,239

Inter-segment liabilities elimination

(6,219,525)

Liabilities - net

34,927,491

Capital expenditures

4,787,383

209,776

844,8095,841,968

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a.

Risk Management

The main risks arising from the Group’s financial instruments are interest rate risk, foreign exchange rate risk, equity price risk, credit risk and liquidity risk. The importance of managing these risks has significantly increased in light of the considerable change and volatility in both Indonesian and international financial markets. The Company’s Board of Directors reviews and approves the policies for managing these risks which are summarized below.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to its loans and bonds payable with floating interest rates.

The Company’s policies relating to interest rate risk are as follows:

(1)

Manage interest cost through a mix of fixed and variable rate debts. The Company evaluates the fixed to floating rate ratio of its loans and bonds payable in line with movements of relevant interest rates in the financial markets. Based on management’s assessment, new financing will be priced either on a fixed or floating rate basis.

(2)

Manage interest rate exposure on its loans and bonds payable by entering into interest rate swap contracts.

As of June 30, 2012, more than 71% of the Group’s debts are fixed-rated.

Several interest rate swap contracts are entered into to hedge floating rate U.S. dollar debts. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to the interim consolidated statement of comprehensive income for the period.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group’s consolidated statement of comprehensive income for the six-month period ended June 30, 2012 (through the impact on floating rate borrowings which is based on LIBOR for U.S. dollar borrowings and on JIBOR for rupiah borrowings).

Increase/decrease in basis points: U.S. dollar Rupiah	25 4
Effect on consolidated loss for the period:
U.S. dollar Rupiah	US$324 (equivalent to Rp3,072) Rp716

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Interest rate risk (continued)

Management conducted a survey among the Group’s banks to determine the outlook of the LIBOR and JIBOR interest rates until the Group’s next reporting date of September 30, 2012. The outlook is that the LIBOR and JIBOR interest rates may move 25 and 4 basis points, respectively, higher or lower than the interest rates at the end of the six-month period ended June 30, 2012.

If LIBOR interest rates were 25 basis points higher or lower than the market levels for the six-month period ended June 30, 2012, with all other variables held constant, the Group’s net comprehensive income for the period and equity would be (Rp136,598) or (Rp130,454) and Rp17,989,645 or Rp17,995,789, respectively, which are lower or higher than the actual results for the six-month period ended June 30, 2012, mainly due to the higher or lower interest expense on floating rate borrowings.

If JIBOR interest rates were 4 basis points higher or lower than the market levels for the six-month period June 30, 2012, with all other variables held constant, the Group’s net comprehensive income for the period and equity would be (Rp134,242) or (Rp132,810) and Rp17,992,001 or Rp17,993,433, respectively, which are lower or higher than the actual results for the six-month period ended June 30, 2012, mainly due to the higher or lower interest expense on floating rate borrowings.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to exchange rate fluctuations results primarily from its U.S. dollar-denominated loans and bonds payable, accounts receivable, accrued expenses and procurement payable.

To manage foreign exchange rate risks, the Company entered into several cross currency swap and currency forward contracts and other permitted instruments, if considered necessary. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to the consolidated statement of comprehensive income for the period.

The Group’s procurement payable is primarily foreign currency payables to suppliers and contractors for the purchase and construction or installation of property and equipment, while a significant part of the Group’s accounts receivable represents Indonesian rupiah-denominated collectibles from domestic operators.

To the extent the Indonesian rupiah depreciates further from the exchange rates in effect at
June 30, 2012, the Group’s obligations under such loans and bonds payable, accounts payable - trade, accrued expenses and procurement payable will increase in Indonesian rupiah terms. However, the increases in these obligations will be offset in part by increases in the values of foreign currency-denominated time deposits and accounts receivable. As of June 30, 2012, 1.68% of the Group’s U.S. dollar-denominated debts were insured from exchange rate risk by entering into several cross currency swap and currency forward contracts.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

The following table shows the Group’s consolidated U.S. dollar-denominated assets and liabilities as of June 30, 2012:

U.S. Dollar

Rupiah *

Assets:

Cash and cash equivalents

104,711

992,656

Accounts receivable - trade

96,064

910,683

Derivative assets

1,224

11,603

Other current financial assets - net

348

3,301

Due from related parties

51

488

Other non-current financial assets - net

1,423

13,489

Other non-current assets

56

537

Total assets

203,877

1,932,757

Liabilities:

Accounts payable - trade

7,635

72,374

Procurement payable

120,001

1,137,612

Accrued expenses

46,901

444,623

Deposits from customers

2,322

22,014

Derivative liabilities

12,128

114,976

Other current financial liabilities

754

7,149

Other current liabilities

6,328

59,992

Due to related parties

302

2,857

Loans payable (including current maturities)

627,790

5,951,449

Bonds payable (including current maturities)

650,000

6,162,000

Other non-current liabilities

8,730

82,763

Total liabilities

1,482,891

14,057,809

Net liabilities position

1,279,014

12,125,052

*

The exchange rate used to translate the U.S. dollar amounts into rupiah was Rp9,480 to US$1 (in full amounts) as published by the Indonesian Central Bank as of June 30, 2012.

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rate, with all other variables held constant, of the Group’s consolidated statement of comprehensive income for the six-month period ended June 30, 2012:

Change in U.S. dollar exchange rate	(0.16%)
Effect on consolidated loss for the period	14,389

Management conducted a survey among the Group’s banks to determine the outlook of the U.S. dollar exchange rate until the Group’s next reporting date of September 30, 2012. The outlook is that the U.S. dollar exchange rate may weaken by 0.16% as compared to the exchange rate at June 30, 2012.

If the U.S. dollar exchange rate weaken by 0.16% as compared to the exchange rate as of June 30, 2012, with all other variables held constant, the Group’s net comprehensive loss for the six-month period ended June 30, 2012 would be (Rp119,136) which is lower than the actual results mainly due to the consolidated net foreign exchange gain on the translation of U.S. dollar-denominated net liabilities.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Equity price risk

The Group’s long-term investments consist primarily of minority investment in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which the Group has investments, the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Credit risk

Credit risk is the risk that the Group will incur a loss arising from its customers, clients or counterparties that fail to discharge their contractual obligations. There are no significant concentrations of credit risk. The Group manages and controls this credit risk by setting limits on the amount of risk it is willing to accept for individual customers and by monitoring exposures in relation to such limits.

The Group trades only with recognized and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce the exposure to bad debts.

The table below shows the maximum exposure to credit risk for the components of the consolidated statement of financial position as of June 30, 2012:

Maximum

Exposure (1)

Loans and receivables:

Cash and cash equivalents

4,874,871

Accounts receivable

Trade - net

1,721,575

Others - net

5,528

*

Other current financial assets - net

36,383

Financial lease receivables

123,959

Due from related parties - net

8,413

Other non-current financial assets

89,466

Held-for-trading:

Cross currency swaps

11,603

Currency forward

-

Available-for-sale investments:

Other non-current financial assets -

other long-term investments - net

2,730

Total

6,874,528

*

excluding unpaid interest compensation from the Tax Office of Rp60,674 (Note 16).

(1) There are no collaterals held or other credit enhancements or offsetting arrangements that affect this maximum exposure.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Liquidity risk

Liquidity risk is defined as the risk when the cash flow position of the Group indicates that the short-term revenue is not enough to cover the short-term expenditure.

The Group’s liquidity requirements have historically arisen from the need to finance investments and capital expenditures related to the expansion of its telecommunications business. The Group’s telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage.

Although the Group has substantial existing network infrastructure, the Group expects to incur additional capital expenditures primarily in order to focus cellular network development in areas it anticipates will be high-growth areas, as well as to enhance the quality and coverage of its existing network.

In the management of liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate to finance the Group’s operations and to mitigate the effects of fluctuation in cash flows. The Group also regularly evaluates the projected and actual cash flows, including its loan maturity profiles, and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, debt capital and equity market issues.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

Expected maturity as of June 30,

Discount/

debtCarrying

issuancevalue

costs andas of

2017

consent    June

and

solicitation30,

2013

2014

2015

2016

thereafter

Total

fees2012

Short-term loan

1,300,000

-

-

-

-

1,300,000(612)1,299,388

Accounts payable - trade

248,246

-

-

-

-

248,246

-248,246

Procurement payable

2,509,870

-

-

-

-

2,509,870

-2,509,870

Accrued expenses

1,902,894

-

-

-

-

1,902,894-1,902,894

Deposits from customers

38,448

-

-

-

-

38,448-38,448

Derivative liabilities

114,976

-

-

-

-

114,976-

114,976

Other current financial liabilities

115,089

-

-

-

-

115,089

-115,089

Due to related parties

-

15,804

-

-

-

15,804

-15,804

Obligations under finance lease

-

95,880

109,596

268,875

489,016

963,367

-963,367

Loans payable

In rupiah

2,000,000

1,300,000

-

-

-

3,300,000(1,349)3,298,651

In U.S. dollar

2,964,342

655,962

655,962

655,962

1,019,223

5,951,451

(138,030)

5,813,421

Total loans payable

4,964,342

1,955,962

655,962

655,962

1,019,223

9,251,451

(139,379

)9,112,072

Bonds payable

In rupiah

1,530,000

1,630,000

1,048,000

-

5,142,000

9,350,000(26,823)9,323,177

In U.S. dollar

-

-

-

-

6,162,000

6,162,000(101,134

)6,060,866

Total bonds payable

1,530,000

1,630,000

1,048,000

-

11,304,00015,512,000(127,957

)15,384,043

Total

12,723,865

3,697,646

1,813,558

924,837

12,812,239

31,972,145

(267,948

)31,704,197

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

b.

Capital Management

The Group aims to achieve an optimal capital structure in pursuit of its business objectives, which include maintaining healthy capital ratios and strong credit ratings, and maximizing stockholder value.

Some of the Group’s debt instruments contain covenants that impose maximum leverage ratios. In addition, the Company’s credit ratings from the international credit ratings agencies are based on its ability to remain within certain leverage ratios. The Group has complied with all externally imposed capital requirements.

Management monitors capital using several financial leverage measurements such as debt-to-equity ratio. The Group’s objective is to maintain its debt-to-equity ratio at a maximum of 2.50 as of June 30, 2012.

As of June 30, 2012, the Group’s debt-to-equity ratio accounts are as follows:

Loans and

Guaranteed

Bonds Payables

Notes Due 2020

Short-term loan - gross

1,300,000

1,300,000

Loans and bonds payable - including current

maturities - gross

24,763,449

24,763,449

Obligation under finance lease

-

1,034,725

Total debts

26,063,449

27,098,174

Total equity

18,459,292

18,459,292

Debt-to-equity ratio

1.41

1.47

c.

Collateral

Except as discussed in Notes 8 and 19 to the interim consolidated financial statements, there are no other significant terms and conditions associated with the use of collateral.

The Company did not hold any collateral as of June 30, 2012.

These consolidated financial statements are originally issued in the Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2012 and for the Six-Month Period then Ended (Unaudited)

With Comparative Figures as of December 31, 2011 and

January 1, 2011 / December 31, 2010 (as Restated) (Unaudited)

and for the Six-Month Period Ended June 30, 2011 (as Restated) (Unaudited)

 (Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

38.

EVENTS AFTER REPORTING PERIOD

a.

On July 3, 2012, the Company received affirmation on the rating of the Company’s Guaranteed Notes Due 2020 (Note 19a) from S&P at BB+ (Stable Outlook).

b.

On July 3, 2012, the Company received tax assessment letter on the overpayment of its Corporate Income Tax for fiscal year 2010 amounting to Rp89,381.

c.

On July 4, 2012, the Company received notice of tax assessment letter on the underpayment of its 2010 VAT amounting to Rp69,466.

d.

On July 5, 2012, the Company partially repaid the Revolving Time Loan Facility from Mandiri amounting to Rp650,000 which was drawn on December 14, 2011 (Note 14).

e.

On July 5, 2012, the Company partially repaid the Revolving Time Loan Facility from BCA amounting to Rp650,000 which was drawn on December 2, 2011 (Note 18e).

f.

As of July 9, 2012, SKAGEN Funds, a stockholder, increased its ownership in the Company to 5.62%.

g.

On July 10, 2012, the Company attended the tax court hearing for the Company’s appeal on cancelling the STPs for the underpayment of the Company’s 2008 and 2009 income tax article 26 totaling Rp80,018 (including interest) (Note 16).

h.

On July 23, 2012, the Company and HSBC France as the facility agent of Sinosure credit facility signed the deed of amendment due to the consent for the Company’s tower sale (Note 18d).

i.

On July 24, 2012, the Company and Tower Bersama signed a supplemental agreement to Asset Sale Agreement dated February 7, 2012 that stipulates, among others, an extension to the long stop date of the tower sale transaction from previously July 31, 2012 to become August 31, 2012 (Note 32b).

j.

As of July 27, 2012, the prevailing exchange rate of the rupiah to U.S. dollar is Rp9,485 to US$1 (in full amounts), while as of June 30, 2012, the prevailing exchange rate was Rp9,480 to US$1 (in full amounts). Using the exchange rate as of July 27, 2012, the Group suffered from exchange loss amounting to approximately Rp6,395 (excluding the effect of revaluing derivative contracts on July 27, 2012) on the foreign currency liabilities, net of foreign currency assets, as of June 30, 2012 (Note 37).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of June 30, 2012 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of
June 30, 2012 as disclosed in Note 32a are approximately Rp653,220 if translated at the prevailing exchange rate as of July 27, 2012.

39. RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the June 30, 2011 interim consolidated statement of comprehensive income which have been reclassified to allow their comparison with the accounts in the June 30, 2012, consolidated statement of comprehensive income:

As Previously Reported	As Reclassified	Amount	Reason
Operating expenses - general and administration	Operating expenses - cost of services	47,663	Reclassification to conform with the 2012 presentation
	Operating expenses - personnel cost	11,357	Reclassification to conform with the 2012 presentation

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